Filed Pursuant to Rule 424(b)(3)
Registration No. 333-151491
PROSPECTUS
GEOVAX LABS, INC.
40,161,020 Shares of Common Stock
          This prospectus relates to the sale of up to 40,161,020 shares of our common stock, $0.001 par value, by Fusion Capital Fund II, LLC (“Fusion Capital”). Fusion Capital is sometimes referred to in this prospectus as “Fusion” or the “selling stockholder”. The prices at which Fusion Capital may sell the shares will be determined by the prevailing market price for the shares or in negotiated transactions. We will not receive proceeds from the sale of our shares by Fusion Capital.
          Our common stock is registered under Section 12(g) of the Securities Exchange Act of 1934 and quoted on the over-the-counter bulletin board under the symbol “GOVX.” On June 9, 2009, the last reported sale price for our common stock as reported on the over-the-counter bulletin board was $0.26 per share.
          Investing in the common stock involves certain risks. See “Risk Factors” beginning on page 3 for a discussion of these risks.
          The selling stockholder is an “underwriter” within the meaning of the Securities Act of 1933, as amended.
          Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The date of this Prospectus is June 10, 2009

You should rely only on the information contained in this prospectus and in any accompanying prospectus supplement. We have not authorized anyone to provide you with different information.
We have not authorized the selling stockholder to make an offer of these shares of common stock in any jurisdiction where the offer is not permitted.
You should not assume that the information in this prospectus or prospectus supplement is accurate as of any date other than the date on the front of this prospectus.

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PROSPECTUS SUMMARY
          You should rely only on the information contained in this prospectus and in any prospectus supplement. We have not authorized anyone else to provide you with different information, and if you receive any unauthorized information you should not rely on it. We have not authorized the selling stockholder to make an offer of these shares in any place where the offer is not permitted. The information appearing in this prospectus or any prospectus supplement is accurate only as of its date. Our business, financial condition, results of operations and prospects may have changed since that date.
Business
          GeoVax Labs, Inc. is a clinical stage biotechnology company engaged in research and development activities with a mission to develop, license and commercialize the manufacture and sale of human vaccines for diseases caused by Human Immunodeficiency Virus (“HIV”) and other infectious agents. We have exclusively licensed from Emory University certain Acquired Immune Deficiency Syndrome (“AIDS”) vaccine technology that was developed in collaboration with the National Institutes of Health (NIH) and the Centers for Disease Control and Prevention.
          Our HIV vaccine candidates have successfully completed preclinical efficacy testing in non-human primates and Phase 1 clinical testing trials in humans. A Phase 2a human clinical trial for our preventative HIV vaccine candidate was initiated during the fourth quarter of 2008, and patient enrollment commenced in February 2009. The costs of conducting our human clinical trials to date have been borne by the HIV Vaccine Trials Network ( HVTN), with GeoVax incurring costs associated with manufacturing the clinical vaccine supplies and other study support.
          Our vaccines, initially developed by Dr. Harriet L. Robinson at Emory University in collaboration with researchers at the NIH, National Institute of Allergy and Infectious Disease (NIAID), and the United States Centers for Disease Control (CDC), are recombinant DNA (deoxyribonucleic acid) and MVA (Modified Vaccinia Ankara) vaccines. Our focus is on developing AIDS vaccines comprising the major HIV-1 subtypes (A, B and C). These vaccines could be used alone or as combinations depending on a local infection. Subtype B is most common in North America, the EU, Japan and Australia and is our first priority.
          When properly administered in series, these AIDS vaccines induce strong cellular and humoral immunity (protection) in non-human primates against multiple HIV-1 proteins (AIDS virus components). This suggests that our vaccines could provide protection against the development of AIDS in HIV-1 virus infected people.
The Offering
          On May 8, 2008, we entered into a common stock purchase agreement (the “Purchase Agreement”) with Fusion Capital Fund II, LLC, an Illinois limited liability company (“Fusion Capital” or “Fusion”). Under the Purchase Agreement, Fusion Capital is obligated, under certain conditions, to purchase shares from us in an aggregate amount of up to $10.0 million from time to time over a twenty-five (25) month period. Under the terms of the Purchase Agreement, Fusion Capital received a commitment fee consisting of 2,480,510 shares of our common stock. Also, we agreed to issue to Fusion Capital up to an additional 2,480,510 shares as a commitment fee pro rata as we received the up to $10.0 million of future funding. We have issued 267,896 of the 2,480,510 shares as of June 9, 2009.
          As of June 9, 2009, we have sold an aggregate of 8,682,211 shares to Fusion Capital and received proceeds of $1,080,000. As of June 9, 2009, 752,564,992 shares of our common stock were outstanding (including shares held by non-affiliates) excluding the up to 28,530,403 of the shares offered by Fusion Capital pursuant to this prospectus which we have not yet issued to Fusion Capital. If all of such 28,530,403 shares were issued and outstanding as of the date hereof, the 40,161,020 shares offered hereby would represent 5.1% of the total common stock outstanding or 10.3% of the non-affiliate shares outstanding as of the date hereof. The number of shares ultimately offered for sale by Fusion Capital is dependent upon the number of shares purchased by Fusion Capital under the Purchase Agreement.
          Under the Purchase Agreement and the related registration rights agreement we are required to register and have included in the offering for resale by Fusion Capital pursuant to this prospectus:

•	2,480,510 shares which were issued as a commitment fee;

•	200,000 shares which we issued to Fusion Capital as an expense reimbursement;

•	an additional 2,480,510 shares which we may issue in the future as a commitment fee pro rata as we receive the up to $10.0 million of future funding; and

•	35.0 million shares which we may sell to Fusion Capital.
          All 40,161,020 shares are being offered pursuant to this prospectus. Under the Purchase Agreement, we have the right but not the obligation to sell more than the 35.0 million shares to Fusion Capital. As of the date hereof, we do not have any plans or intent to sell to Fusion Capital any shares beyond this 35.0 million shares. However, if we elect to sell more than the 35.0 million shares, we must first register under the Securities Act of 1933 (the “Securities Act”) any additional shares we may elect to sell to Fusion Capital before we can sell such additional shares, which could cause substantial dilution to our stockholders.
          We did not have the right to commence any sales of our shares to Fusion Capital until the SEC declared effective the registration statement of which this prospectus is a part. The registration statement was declared effective on July 1, 2008 and the conditions to commence funding were satisfied. Generally, we have the right but not the obligation from time to time to sell our shares to Fusion Capital in amounts between $80,000 and $1.0 million depending on certain conditions. We have the right to control the timing and amount of any sales of our shares to Fusion Capital, subject to certain limitations. The purchase price of the shares will be determined pursuant to a formula based upon the market price of our shares without any fixed discount at the time of each sale. Fusion Capital shall not have the right nor the obligation to purchase any shares of our common stock on any business day that the price of our common stock is below $0.05. There are no negative covenants, restrictions on future fundings, penalties or liquidated damages in the Purchase Agreement or the registration rights agreement. The Purchase Agreement may be terminated by us at any time at our discretion without any cost to us.

          We were an Illinois corporation. On March 11, 2008 our Board of Directors determined that it would be in the best interests of our company and our shareholders to reincorporate in Delaware. In order to accomplish this reincorporation, we formed a corporation in Delaware called GeoVax Labs, Inc.
          In conjunction with the reincorporation in Delaware our Board of Directors unanimously adopted and approved an Agreement and Plan of Merger of GeoVax Labs, Inc., an Illinois corporation, and GeoVax Labs, Inc., a Delaware corporation (the “Reincorporation Merger Agreement”). We submitted the reincorporation proposal to our shareholders. The reincorporation was approved by them and the reincorporation merger was consummated on June 18, 2008.
          As used herein, “GeoVax”, “the Company”, “we”, “our” and similar terms include GeoVax Labs, Inc., an Illinois corporation, and its subsidiaries, and after the reincorporation includes GeoVax Labs, Inc., a Delaware corporation, unless the context indicates otherwise.
          Our principal executive offices are located at 1256 Briarcliff Road NE, Atlanta, Georgia 30306. Our telephone number is (404) 727-0971. The address of our website is www.geovax.com . Information on our website is not part of this prospectus.

RISK FACTORS
          You should carefully consider the risks, uncertainties and other factors described below before you decide whether to buy shares of our common stock. Any of the factors could materially and adversely affect our business, financial condition, operating results and prospects and could negatively impact the market price of our common stock. Also, you should be aware that the risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties, of which we are not yet aware, or that we currently consider to be immaterial, may also impair our business operations. You should also refer to the other information contained in and incorporated by reference into this prospectus, including our financial statements and the related notes.
Risks Related to Our Financial Results and Need for Additional Financing
We have a history of operating losses, and we expect losses to continue for the foreseeable future.
          Our ability to generate revenue and achieve profitability depends on our ability to successfully develop our product candidates, conduct preclinical tests and clinical trials, obtain the necessary regulatory approvals and manufacture and market the resulting products. We have had no product revenue to date. We have experienced operating losses since we began operations in 2001. As of March 31, 2009, we had an accumulated deficit of approximately $15.1 million. We expect to incur additional operating losses and expect cumulative losses to increase as our research and development, preclinical, clinical, manufacturing and marketing efforts expand.
Our business will require continued funding. If we do not receive adequate funding, we will not be able to continue our operations.
          To date, we have financed our operations principally through the private placement of equity securities and through government grants. We will require substantial additional financing at various intervals for our operations, including for clinical trials, for operating expenses including intellectual property protection and enforcement, for pursuit of regulatory approvals and for establishing or contracting out manufacturing, marketing and sales functions. There is no assurance that such additional funding will be available on terms acceptable to us or at all. If we are not able to secure the significant funding that is required to maintain and continue our operations at current levels or at levels that may be required in the future, we may be required to delay clinical studies, curtail operations or obtain funds through collaborative arrangements that may require us to relinquish rights to some of our products or potential markets.
          We only have the right to receive $80,000 every 4 business days under the Purchase Agreement with Fusion Capital unless the market price of our stock equals or exceeds $0.11, in which case we can sell greater amounts to Fusion Capital as the market price of our common stock increases. Fusion Capital does not have the right nor the obligation to purchase any shares of our common stock on any business day that the market price of our common stock is less than $0.05. The 40,161,020 shares we registered for sale by Fusion Capital pursuant to this prospectus include a total of 35.0 million of our shares for sale by us to Fusion Capital for cash, of which approximately 26.3 million remain available for sale to Fusion Capital at June 9, 2009. Our sale price of these shares to Fusion Capital will have to average at least $0.34 per share for us to receive the maximum remaining proceeds of $8.9 million. Depending on the prevailing market price of our common stock and its trading volume, we may be unable to access the full remaining amount available from Fusion Capital prior to expiration of the Purchase Agreement, unless we choose to register and sell more shares, which we have the right, but not the obligation, to do. Subject to approval by our Board of Directors, we have the right but not the obligation to sell more than 35.0 million shares to Fusion Capital. In the event we elect to sell more than 35.0 million shares, we will be required to file a new registration statement and have it declared effective by the U.S. Securities & Exchange Commission.
          The extent we rely on Fusion Capital as a source of funding will depend on a number of factors including, the prevailing market price of our common stock and the extent to which we are able to secure working capital from other sources, such as through the sale of our products. Specifically, Fusion Capital does not have the right nor the obligation to purchase any shares of our common stock on any business days that the stock sale price of our common stock is less than $0.05. If obtaining sufficient financing from Fusion Capital proves unavailable or prohibitively dilutive and if we are unable to commercialize and sell enough of our products, we will need to secure another source of funding in order to satisfy our working capital needs. Even if we are able to access the full $10.0 million under the Purchase Agreement with Fusion Capital, we may still need additional capital to fully implement our business, operating and development plans. Should the financing we require to sustain our working capital needs be unavailable or prohibitively expensive when we require it, the consequences could be a material adverse effect on our business, operating results, financial condition and prospects.

The current economic downturn may adversely impact our ability to raise capital.
          The recent economic downturn and adverse conditions in the national and global markets may negatively affect our operations in the future. The falling equity markets and adverse credit markets may make it difficult for us to raise capital or procure credit in the future to fund the growth of our business, which could have a negative impact on our business and results of operations.
Risks Related to Development and Commercialization of Product Candidates and Dependence on Third Parties
Our products are still being developed and are unproven. These products may not be successful.
          In order to become profitable, we must generate revenue through sales of our products, however, our products are in varying stages of development and testing. Our products have not been proven in human research trials and have not been approved by any government agency for sale. Furthermore, if we enter into an agreement with Vivalis S.A. (see “Business — Manufacturing”), our collaboration may not result in a commercially advantageous method for producing our MVA vaccine component. If we cannot successfully develop and prove our products and processes, and if we do not develop other sources of revenue, we will not become profitable and at some point we would discontinue operations.
We have sold no products or generated any product revenues and we do not anticipate any significant revenues to be generated in the foreseeable future.
          We have conducted pre-clinical trials and are conducting clinical trials and will continue to do so for several more years before we are able to commercialize our technology. Although we have recognized revenues from government grants, there can be no assurance that we will ever generate significant product revenues.
Whether we are successful will be dependent, in part, upon the leadership provided by our management. If we were to lose the services of any of these individuals, our business and operations may be adversely affected.
          Whether our business will be successful will be dependent, in part, upon the leadership provided by our officers, particularly our Chairman, President and Chief Executive Officer, members of our Board of Directors and our primary scientist. The loss of the services of these individuals may have an adverse effect on our operations.
Regulatory and legal uncertainties could result in significant costs or otherwise harm our business.
          In order to manufacture and sell our products, we must comply with extensive international and domestic regulation. In order to sell our products in the United States, approval from the FDA is required. The FDA approval process is expensive and time-consuming. We cannot predict whether our products will be approved by the FDA. Even if they are approved, we cannot predict the time frame for approval. Foreign regulatory requirements differ from jurisdiction to jurisdiction and may, in some cases, be more stringent or difficult to meet than FDA requirements. As with the FDA, we cannot predict if or when we may obtain these regulatory approvals. If we cannot demonstrate that our products can be used safely and successfully in a broad segment of the patient population on a long-term basis, our products would likely be denied approval by the FDA and the regulatory agencies of foreign governments.
We will face intense competition and rapid technological change that could result in products that are superior to the products we will be commercializing or developing.
          The market for developing and distribution of vaccines that protect against HIV/AIDS is intensely competitive and is subject to rapid and significant technological change. We will have numerous competitors in the United States and abroad, including, among others, large companies with substantially greater resources than us. These competitors may develop technologies and products that are more effective or less costly than any of our future products or that could render our products obsolete or noncompetitive. We expect most of these competitors to have substantially more resources than us. In addition, the pharmaceutical industry continues to experience consolidation, resulting in an increasing number of larger, more diversified companies than us. Among other things, these companies can spread their research and development costs over broad revenue bases and can influence customer and distributor buying decisions.
          Our products may not gain market acceptance among physicians, patients, healthcare payors and the medical community. Significant factors in determining whether we will be able to compete successfully include:

•	the efficacy and safety of our vaccines;

•	the time and scope of regulatory approval;

•	reimbursement coverage from insurance companies and others;

•	the price and cost-effectiveness of our products; and

•	patent protection.
Our product candidates are based on new technology and, consequently, are inherently risky. Concerns about the safety and efficacy of our products could limit our future success.
          We are subject to the risks of failure inherent in the development of product candidates based on new technologies. These risks include the possibility that the products we create will not be effective, that our product candidates will be unsafe or otherwise fail to receive the necessary regulatory approvals or that our product candidates will be hard to manufacture on a large scale or be uneconomical to market.
          Many pharmaceutical products cause multiple potential complications and side effects, not all of which can be predicted with accuracy and many of which may vary from patient to patient. Long term follow-up data may reveal additional complications associated with our products. The responses of potential physicians and others to information about complications could materially affect the market acceptance of our products, which in turn would materially harm our business.
Because we cannot predict whether or when we will obtain regulatory approval to commercialize our product candidates, we cannot predict the timing of any future revenue from these product candidates.
          We cannot commercialize any of our product candidates until the appropriate regulatory authorities have reviewed and approved the applications for the product candidates. The regulatory agencies may not complete their review processes in a timely manner and we may not obtain regulatory approval for any product candidate we or our collaborators develop. Satisfaction of regulatory requirements typically takes many years, if approval is obtained at all, is dependent upon the type, complexity and novelty of the product and requires the expenditure of substantial resources. Regulatory approval processes outside the United States may include all of the risks associated with the FDA approval process. In addition, we may experience delays or rejections based upon additional government regulation from future legislation or administrative action or changes in FDA policy during the period of product development, clinical trials and FDA regulatory review. The FDA has substantial discretion in the approval process and may refuse to accept any application or may decide that our data is insufficient for approval and require additional preclinical, clinical or other studies. In addition, varying interpretations of the data obtained from preclinical and clinical testing could delay, limit or prevent regulatory approval of a product candidate.
We may experience delays in our clinical trials that could adversely affect our financial results and our commercial prospects.
          We do not know whether planned clinical trials will begin on time or whether we will complete any of our clinical trials on schedule or at all. Product development costs will increase if we have delays in testing or approvals or if we need to perform more or larger clinical trials than planned. Significant delays may adversely affect our financial results and the commercial prospects for our products, and delay our ability to become profitable.
          We rely heavily on the HIV Vaccine Trials Network (HVTN), independent clinical investigators, and other third party service providers for successful execution of our clinical trials, but do not control many aspects of their activities. We are responsible for ensuring that each of our clinical trials is conducted in accordance with the general investigational plan and protocols for the trial. Moreover, the FDA requires us to comply with standards, commonly referred to as Good Clinical Practices, for conducting and recording and reporting the results of clinical trials to assure that data and reported results are credible and accurate and that the rights, integrity and confidentiality of trial participants are protected. Our reliance on third parties that we do not control does not relieve us of these responsibilities and requirements. Third parties may not complete activities on schedule, or may not conduct our clinical trials in accordance with regulatory requirements or our stated protocols. The failure of these third parties to carry out their obligations could delay or prevent the development, approval and commercialization of our product candidates.

Unsuccessful or delayed regulatory approvals required to exploit the commercial potential of our products could increase our future development costs or impair our future sales.
          None of our products or technologies have been approved by the FDA for sale in the United States or in foreign countries. To exploit the commercial potential of our technologies, we are conducting and planning to conduct additional pre-clinical studies and clinical trials. This process is expensive and can require a significant amount of time. Failure can occur at any stage of testing, even if the results are favorable. Failure to adequately demonstrate safety and efficacy in clinical trials would prevent regulatory approval and restrict our ability to commercialize our technologies. Any such failure may severely harm our business. In addition, any approvals we obtain may not cover all of the clinical indications for which approval is sought, or may contain significant limitations in the form of narrow indications, warnings, precautions or contraindications with respect to conditions of use, or in the form of onerous risk management plans, restrictions on distribution, or post-approval study requirements.
State pharmaceutical marketing compliance and reporting requirements may expose us to regulatory and legal action by state governments or other government authorities.
          In recent years, several states, including California, Vermont, Maine, Minnesota, New Mexico and West Virginia, have enacted legislation requiring pharmaceutical companies to establish marketing compliance programs and file periodic reports on sales, marketing, pricing and other activities. Similar legislation is being considered in other states. Many of these requirements are new and uncertain, and available guidance is limited. Unless we are in full compliance with these laws, we could face enforcement action and fines and other penalties and could receive adverse publicity, all of which could harm our business.
We may be subject to new federal and state legislation to submit information on our open and completed clinical trials to public registries and databases.
          In 1997, a public registry of open clinical trials involving drugs intended to treat serious or life-threatening diseases or conditions was established under the Food and Drug Administration Modernization Act, or the FDMA, in order to promote public awareness of and access to these clinical trials. Under the FDMA, pharmaceutical manufacturers and other trial sponsors are required to post the general purpose of these trials, as well as the eligibility criteria, location and contact information of the trials. Since the establishment of this registry, there has been significant public debate focused on broadening the types of trials included in this or other registries, as well as providing for public access to clinical trial results. A voluntary coalition of medical journal editors has adopted a resolution to publish results only from those trials that have been registered with a no-cost, publicly accessible database, such as www.clinicaltrials.gov. Federal legislation was introduced in the fall of 2004 to expand www.clinicaltrials.gov and to require the inclusion of study results in this registry. The Pharmaceutical Research and Manufacturers of America has also issued voluntary principles for its members to make results from certain clinical studies publicly available and has established a website for this purpose. Other groups have adopted or are considering similar proposals for clinical trial registration and the posting of clinical trial results. Failure to comply with any clinical trial posting requirements could expose us to negative publicity, fines and other penalties, all of which could materially harm our business.
We will face uncertainty related to pricing and reimbursement and health care reform.
          In both domestic and foreign markets, sales of our products will depend in part on the availability of reimbursement from third-party payors such as government health administration authorities, private health insurers, health maintenance organizations and other health care-related organizations. Reimbursement by such payors is presently undergoing reform and there is significant uncertainty at this time how this will affect sales of certain pharmaceutical products.
          Medicare, Medicaid and other governmental healthcare programs govern drug coverage and reimbursement levels in the United States. Federal law requires all pharmaceutical manufacturers to rebate a percentage of their revenue arising from Medicaid-reimbursed drug sales to individual states. Generic drug manufacturers’ agreements with federal and state governments provide that the manufacturer will remit to each state Medicaid agency, on a quarterly basis, 11% of the average manufacturer price for generic products marketed and sold under abbreviated new drug applications covered by the state’s Medicaid program. For proprietary products, which are marketed and sold under new drug applications, manufacturers are required to rebate the greater of (a) 15.1% of the average manufacturer price or (b) the difference between the average manufacturer price and the lowest manufacturer price for products sold during a specified period.

          Both the federal and state governments in the United States and foreign governments continue to propose and pass new legislation, rules and regulations designed to contain or reduce the cost of health care. Existing regulations that affect the price of pharmaceutical and other medical products may also change before any products are approved for marketing. Cost control initiatives could decrease the price that we receive for any product developed in the future. Third-party payors are increasingly challenging the price and cost-effectiveness of medical products and services and litigation has been filed against a number of pharmaceutical companies in relation to these issues. In addition, some uncertainty may exist as to the reimbursement status of newly approved injectable pharmaceutical products. Our products may not be considered cost effective or adequate third-party reimbursement may not be available to enable us to maintain price levels sufficient to realize an adequate return on our investment.
We may not be successful in establishing collaborations for product candidates we may seek to commercialize, which could adversely affect our ability to discover, develop and commercialize products.
          We expect to seek collaborations for the development and commercialization of product candidates in the future. The timing and terms of any collaboration will depend on the evaluation by prospective collaborators of the trial results and other aspects of our vaccine’s safety and efficacy profile. If we are unable to reach agreements with suitable collaborators for any product candidate, we would be forced to fund the entire development and commercialization of such product candidates, and we may not have the resources to do so. If resource constraints require us to enter into a collaboration early in the development of a product candidate, we may be forced to accept a more limited share of any revenues that product may eventually generate. We face significant competition in seeking appropriate collaborators. Moreover, collaboration arrangements are complex and time-consuming to negotiate and document. We may not be successful in our efforts to establish collaborations or other alternative arrangements for any product candidate. Even if we are successful in establishing collaborations, we may not be able to ensure fulfillment by collaborators of their obligations or our expectations.
We do not have sales and marketing experience and our lack of experience may restrict our success in commercializing our product candidates.
          We do not have experience in marketing or selling vaccines. We may be unable to establish satisfactory arrangements for marketing, sales and distribution capabilities necessary to commercialize and gain market acceptance for our products. Obtaining the expertise necessary to successfully market and sell our vaccines will require the development of our own commercial infrastructure and/or collaborative commercial arrangements and partnerships. Our ability to make that investment and also execute our current operating plan is dependent on numerous factors, including the performance of third party collaborators with whom we may contract. Accordingly, we may not have sufficient funds to successfully commercialize our vaccines in the United States or elsewhere.
We may be required to defend lawsuits or pay damages for product liability claims.
          Product liability is a major risk in testing and marketing biotechnology and pharmaceutical products. We may face substantial product liability exposure in human clinical trials and for products that we sell after regulatory approval. We carry product liability insurance and we expect to continue such policies. Product liability claims, regardless of their merits, could exceed policy limits, divert management’s attention, and adversely affect our reputation and the demand for our products.
Risks Related to Our Intellectual Property
Other parties may claim that we infringe their intellectual property or proprietary rights, which could cause us to incur significant expenses or prevent us from selling products.
          Our success will depend in part on our ability to operate without infringing the patents and proprietary rights of third parties. The manufacture, use and sale of new products have been subject to substantial patent rights litigation in the pharmaceutical industry. These lawsuits generally relate to the validity and infringement of patents or proprietary rights of third parties. Infringement litigation is prevalent with respect to generic versions of products for which the patent covering the brand name product is expiring, particularly since many companies which market generic products focus their development efforts on products with expiring patents. Pharmaceutical companies, biotechnology companies, universities, research institutions or other third parties may have filed patent applications or may have patents that cover aspects of our products or our licensors’ products, product candidates or other technologies.

          Future or existing patents issued to third parties may contain patent claims that conflict with our products. We expect to be subject to infringement claims from time to time in the ordinary course of business, and third parties could assert infringement claims against us in the future with respect to our current products or with respect to products that we may develop or license. Litigation or interference proceedings could force us to:
•	stop or delay selling, manufacturing or using products that incorporate or are made using the challenged intellectual property;

•	pay damages; or

•	enter into licensing or royalty agreements that may not be available on acceptable terms, if at all.
          Any litigation or interference proceedings, regardless of their outcome, would likely delay the regulatory approval process, be very costly and require significant time and attention of our key management and technical personnel.
Any inability to protect intellectual property rights in the United States and foreign countries could limit our ability to manufacture or sell products.
          We will rely on trade secrets, unpatented proprietary know-how, continuing technological innovation and, in some cases, patent protection to preserve a competitive position. Our patents and licensed patent rights may be challenged, invalidated, infringed or circumvented, and the rights granted in those patents may not provide proprietary protection or competitive advantages to us. We and our licensors may not be able to develop patentable products. Even if patent claims are allowed, the claims may not issue, or in the event of issuance, may not be sufficient to protect the technology owned by or licensed to us. If patents containing competitive or conflicting claims are issued to third parties, we may be prevented from commercializing the products covered by such patents, or may be required to obtain or develop alternate technology. In addition, other parties may duplicate, design around or independently develop similar or alternative technologies.
          We may not be able to prevent third parties from infringing or using our intellectual property, and the parties from whom we may license intellectual property may not be able to prevent third parties from infringing or using the licensed intellectual property. We generally will attempt to control and limit access to, and the distribution of, our product documentation and other proprietary information. Despite efforts to protect this proprietary information, however, unauthorized parties may obtain and use information that we may regard as proprietary. Other parties may independently develop similar know-how or may even obtain access to these technologies.
          The laws of some foreign countries do not protect proprietary information to the same extent as the laws of the United States, and many companies have encountered significant problems and costs in protecting their proprietary information in these foreign countries.
          The U.S. Patent and Trademark Office and the courts have not established a consistent policy regarding the breadth of claims allowed in pharmaceutical patents. The allowance of broader claims may increase the incidence and cost of patent interference proceedings and the risk of infringement litigation. On the other hand, the allowance of narrower claims may limit the value of our proprietary rights.
Risks Related to Our Common Stock
The sale of our common stock to Fusion Capital may cause dilution and the sale of the shares of common stock acquired by Fusion Capital could cause the price of our common stock to decline.
          In connection with entering into the Purchase Agreement, we authorized the sale to Fusion Capital of up to 35.0 million shares of our common stock. The number of shares ultimately offered for sale by Fusion Capital under this prospectus is dependent upon the number of shares purchased by Fusion Capital under the Purchase Agreement. The purchase price for the common stock to be sold to Fusion Capital pursuant to the Purchase Agreement will fluctuate based on the price of our common stock. All 40,161,020 shares registered in this offering are expected to be freely tradable when sold pursuant to this prospectus. It is anticipated that shares registered in this offering will be sold over a period of up to 25 months from July 1, 2008. The 2,480,510 shares issued as an initial commitment fee may not be sold by Fusion Capital until the earlier of 500 days after May 8, 2008, or the termination of the Purchase

Agreement, subject to certain exceptions. Depending upon market liquidity at the time, a sale of shares under this offering at any given time could cause the trading price of our common stock to decline. Fusion Capital may ultimately acquire all, some or none of the 28,530,403 shares of common stock not yet issued but registered in this offering. After it has acquired such shares, Fusion Capital may sell all, some or none of such shares. Therefore, sales to Fusion Capital by us under the Purchase Agreement may result in substantial dilution to the interests of other holders of our common stock.
The Purchase Agreement with Fusion Capital may adversely impact our other fundraising initiatives.
          The sale of a substantial number of shares of our common stock under this offering, or anticipation of such sales, could make it more difficult for us to sell equity or equity-related securities in the future at a time and at a price that we might otherwise wish to effect sales. However, we have the right to control the timing and amount of any sales of our shares to Fusion Capital and the Purchase Agreement may be terminated by us at any time at our discretion without any cost to us.
The market price of our common stock is highly volatile.
          The market price of our common stock has been and is expected to continue to be highly volatile. Factors, including announcements of technological innovations by us or other companies, regulatory matters, new or existing products or procedures, concerns about our financial position, operating results, litigation, government regulation, developments or disputes relating to agreements, patents or proprietary rights, may have a significant impact on the market price of our stock. In addition, potential dilutive effects of future sales of shares of common stock by stockholders and by the Company, including Fusion Capital pursuant to this prospectus and subsequent sale of common stock by the holders of warrants and options could have an adverse effect on the market price of our shares.
Our common stock is and likely will remain subject to the SEC’s “Penny Stock” rules, which may make our shares more difficult to sell.
          Because the price of our common stock is currently and may remain less than $5.00 per share, it is classified as a “penny stock.” The SEC rules regarding penny stocks may have the effect of reducing trading activity in our shares, making it more difficult for investors to sell. Under these rules, broker-dealers who recommend such securities to persons other than institutional accredited investors must:
•	make a special written suitability determination for the purchaser;

•	receive the purchaser’s written agreement to a transaction prior to sale;

•	provide the purchaser with risk disclosure documents which identify certain risks associated with investing in “penny stocks” and which describe the market for these “penny stocks” as well as a purchaser’s legal remedies;

•	obtain a signed and dated acknowledgement from the purchaser demonstrating that the purchaser has received the required risk disclosure document before a transaction in a “penny stock” can be completed; and

•	give bid and offer quotations and broker and salesperson compensation information to the customer orally or in writing before or with the confirmation.
          These rules make it more difficult for broker-dealers to effectuate customer transactions and trading activity in our securities and may result in a lower trading volume of our common stock and lower trading prices.
The sale of our common stock to Fusion Capital may not be possible when we need it, thus limiting our ability to continue our product development and commercialization.
          The Purchase Agreement may be terminated in the event of a default under the agreement. In addition, we may not require Fusion Capital to purchase any shares of our common stock if the purchase price is less than $0.05 per share. Thus, we may be unable to sell shares of our common stock to Fusion Capital when we need the funds, and that could severely harm our business and financial condition and our ability to continue to develop and commercialize our products. See “The Fusion Transaction.”

FORWARD-LOOKING STATEMENTS
          The information contained in this prospectus, including the information incorporated by reference into this prospectus, includes forward-looking statements as defined in the Private Securities Reform Act of 1995. These forward-looking statements are often identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “continue,” “plan” and similar expressions. These statements involve estimates, assumptions and uncertainties that could cause actual results to differ materially from those expressed for the reasons described in this prospectus. You should not place undue reliance on these forward-looking statements.
          You should be aware that our actual results could differ materially from those contained in the forward-looking statements due to a number of factors, including:
•	We have a history of operating losses, and we expect losses to continue for the foreseeable future;

•	Our business will require continued funding. If we do not receive adequate funding, we will not be able to continue our operations;

•	Our products are still being developed and are unproven. These products may not be successful;

•	We have sold no products or generated any product revenues and we do not anticipate any significant revenues to be generated in the foreseeable future;

•	Whether we are successful will be dependent, in part, upon the leadership provided by our management. If we were to lose the services of any of these individuals, our business and operations may be adversely affected;

•	Regulatory and legal uncertainties could result in significant costs or otherwise harm our business;

•	We will face intense competition and rapid technological change that could result in products that are superior to the products we will be commercializing or developing;

•	Our product candidates are based on new technology and, consequently, are inherently risky. Concerns about the safety and efficacy of our products could limit our future success;

•	Because we cannot predict whether or when we will obtain regulatory approval to commercialize our product candidates, we cannot predict the timing of any future revenue from these product candidates;

•	We may experience delays in our clinical trials that could adversely affect our financial results and our commercial prospects;

•	Unsuccessful or delayed regulatory approvals required to exploit the commercial potential of our products could increase our future development costs or impair our future sales;

•	We may be subject to new federal and state legislation to submit information on our open and completed clinical trials to public registries and databases;

•	We will face uncertainty related to pricing and reimbursement and health care reform;

•	We do not have sales and marketing experience and our lack of experience may restrict our success in commercializing our product candidates;

•	We may be required to defend lawsuits or pay damages for product liability claims;

•	Other parties may claim that we infringe their intellectual property or proprietary rights, which could cause us to incur significant expenses or prevent us from selling products;

•	The sale of our common stock to Fusion Capital may cause dilution and the sale of the shares of common stock acquired by Fusion Capital could cause the price of our common stock to decline; and

•	Our common stock is and may remain subject to the SEC’s “Penny Stock” rules, which may make our shares more difficult to sell.
          You should also consider carefully the statements under “Risk Factors” and other sections of this prospectus, which address additional factors that could cause our actual results to differ from those set forth in the forward-looking statements and could materially and adversely affect our business, operating results and financial condition. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the applicable cautionary statements.
          The forward-looking statements speak only as of the date on which they are made, and, except to the extent required by federal securities laws, we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

BUSINESS
          GeoVax Labs, Inc. (“GeoVax” or the “Company”) is a clinical stage biotechnology company focused on developing human vaccines for diseases caused by Human Immunodeficiency Virus (“HIV”) and other infectious agents. We have exclusively licensed from Emory University certain Acquired Immune Deficiency Syndrome (“AIDS”) vaccine technology that was developed in collaboration with the National Institutes of Health and the Centers for Disease Control and Prevention.
          Our primary business is conducted by our subsidiary, GeoVax, Inc., which was incorporated under the laws of Georgia in June 2001. The parent company, GeoVax Labs, Inc. (the reporting entity) was originally incorporated in June 1988 under the laws of Illinois as Dauphin Technology, Inc. (“Dauphin”). Dauphin was unsuccessful and its operations were terminated in December 2003. In September 2006, Dauphin completed a merger (the “Merger”) with GeoVax, Inc. As a result of the Merger, the shareholders of GeoVax, Inc. exchanged their shares of common stock for Dauphin common stock and GeoVax, Inc. became a wholly-owned subsidiary of Dauphin. In connection with the Merger, Dauphin changed its name to GeoVax Labs, Inc., replaced most of its officers and directors with those of GeoVax, Inc. and moved its offices to Atlanta, Georgia. Unless otherwise indicated, information for periods prior to the September 2006 merger is that of GeoVax, Inc. In June 2008, the Company was reincorporated under the laws of Delaware. We currently do not conduct any business other than GeoVax, Inc.’s business of developing new products for the treatment or prevention of human diseases.
Overview of HIV/AIDS
What is HIV?
          HIV (human immunodeficiency virus) is a retrovirus that carries its genetic code in the form of RNA (ribonucleic acid). Retroviruses use RNA and the reverse transcriptase enzyme to create DNA (deoxyribonucleic acid) from the RNA template. The HIV virus invades a human cell and produces its viral DNA which is subsequently inserted into the genetic material (chromosomes) of the cell. This infection converts helper T-cells (a type of white blood cell) from immunity producing cells into cells that produce and release HIV virus particles into the blood stream, destroying the immune defense system of the individual.
          There are several AIDS-causing HIV-1 virus subtypes, or “clades”, that are found in different regions of the world. These subtypes are identified as subtype A, subtype B on through C, D, E, F, etc. The predominant subtype found in Europe, North America, South America, Japan and Australia is B whereas the predominant subtypes in Africa are A and C. In India, the predominant subtype is C. Each subtype is at least 20% different in its genetic sequence from other subtypes. These differences may mean that vaccines against one subtype may only be partially effective against other subtypes.
          HIV-1, even within subtypes, has a high rate of variation or mutation. In drug treatment programs, virus mutation can result in virus escape, thereby rendering drug therapy ineffective. Hence, multi-drug therapy is very important. If several drugs are active against virus replication, the virus must undergo multiple simultaneous mutations to escape which is less likely. The same is true for immune responses. HIV-1 can escape single target immune responses. However, if an immune response is directed against multiple targets (epitopes), virus escape is much less frequent. Vaccination against more than one of the proteins found in HIV-1 increases the number of targets for the immune response as well as the chance that HIV-1 will not escape the vaccine-stimulated immune response, thus resulting in protection against clinical AIDS.
What is AIDS?
          AIDS is the final, life-threatening stage of infection with the virus known as HIV-1. Infection with HIV-1 severely damages the immune system, the body’s defense against disease. HIV-1 infects and gradually destroys T-cells and macrophages, which are white blood cells that play key roles in protecting humans against infectious disease caused by viruses, bacteria, fungi and other micro-organisms.
          Opportunistic infections by organisms, normally posing no problem for control by a healthy immune system, can ravage persons with immune systems damaged by HIV-1 infections. Destruction of the immune system occurs over years; the average onset of the clinical disease recognized as AIDS occurs after 3-10 years of HIV-1 infection but can be earlier or later.
          AIDS in humans was first identified in the US in 1981, but researchers believe that it was present in Central Africa as early as 1959. AIDS is most often transmitted sexually from one person to another but it is also transmitted by blood in shared needles (drug users) and through pregnancy and childbirth. Heterosexual activity is the most frequent route of transmission worldwide.

          The level of virus in blood (viral load) is the best indicator of the speed with which an individual will progress to AIDS, as well as the frequency with which an individual will spread infection. An estimated 1% or fewer of those infected have low enough levels of the virus to preclude progression to disease and to not transmit the infection. (These individuals are called “long-term non-progressors.”)
          AIDS is considered by many in the scientific and medical community to be the most lethal infectious disease in the world. According to the 2007 Report on the Global AIDS Epidemic published by UNAIDS (the Joint United Nations Programme on HIV/AIDS), the total number of people living with HIV is 33.2 million globally with approximately 2.5 million newly infected in 2007 alone. Approximately 25 million people infected with HIV have died since the start of the HIV pandemic in 1981. According to International AIDS Vaccine Initiative (IAVI) in a model developed with Advanced Marketing Commitment (AMC) dated June 2005, the global market for a safe and effective AIDS vaccine is estimated at approximately $4 billion.
          The standard approach to treating HIV infection has been to lower viral loads by using drugs, reverse transcriptase inhibitors (“RTIs”) and protease inhibitors (“PIs”), or a combination of these drugs, to inhibit two of the viral enzymes that are necessary for the virus to reproduce. However, HIV is prone to genetic changes that can produce strains of HIV that are resistant to currently approved RTIs and PIs. HIV that is resistant to one drug within a class can become resistant to the entire class, meaning that it may be impossible to re-establish suppression of a genetically altered strain by substituting different RTI and PI combinations. Furthermore, these treatments continue to have significant limitations, such as viral resistance, toxicity and patient non-adherence to the treatment regimens. As a result, over time, many patients develop intolerance to these medications or simply give up taking the medications due to the side effects.
          According to the IAVI, the cost and complexity of new treatment advances for AIDS puts them out of reach for most people in the countries where treatment is needed the most and as noted above, in industrialized nations, where drugs are more readily available, side effects and increased rates of viral resistance have raised concerns about their long term use. AIDS vaccines, therefore, are seen by many as the most promising way to end the HIV/AIDS pandemic. It is expected that vaccines for HIV/AIDS, once developed, will be used internationally by organizations that provide health care services, including hospitals, medical clinics, the military, prisons and schools.
HIV/AIDS Vaccines Being Developed by the Company
          Our vaccines were initially developed by Dr. Harriet Robinson at Emory University (Yerkes Primate Center) in collaboration with researchers at the United States National Institutes of Health (NIH) National Institute of Allergy and Infectious Disease (NIAID), and the United States Centers for Disease Control (CDC), and are based on a two-component approach using recombinant DNA (deoxyribonucleic acid) and MVA (Modified Vaccinia Ankara). Our focus is on developing vaccines comprising the major HIV-1 subtypes (A, B and C). These vaccines could be used alone or as combinations depending on a local infection. Subtype B is most common in North America, the European Union, Japan and Australia and is our first priority.
          When properly administered in series, our vaccines induce strong cellular and humoral immunity against the two major HIV-1 proteins, Gag and Env. In non-human primate models vaccinations have been done in non-infected rhesus macaques to prevent the development of disease should they become infected (Preventative Vaccination) as well as in already infected rhesus macaques who are on drugs to allow control of virus in the absence of drugs (Therapeutic Vaccination). Both applications have met with success. The preventative immunizations have controlled both SHIV (chimeras of SIV and HIV virus) and SIV infections in rhesus macaques. The therapeutic vaccine, which has only been tested with SIV infections, is most effective when the vaccination regimen is initiated early after infection before extensive destruction of the immune system by the infection.
          The GeoVax vaccine elicits both protective antibodies and protective T-cells. The protective antibodies do not neutralize (block infections) in cultured cells. However their avidity (tightness of binding) to the envelope glycoproteins (Env) of HIV correlates with the blunting of infections in challenge experiments in non-human primates. This likely reflects tightly bound antibody initiating in vivo complement and Fc-receptor mediated mechanisms of virus and infected cell killing. The vaccine also has the potential to elicit anti-viral IgA in rectal secretions. The presence of anti-viral IgA in rectal secretions is associated with dampened infections in the rhesus macaque model. Protective CD8 T-cells recognize and kill cells that become infected by virus that has not been blocked by antibody. The presence of these cells is important to control virus that has established a chronic infection.
          Our method of stimulating high antibody and T-cell responses in the vaccinated person is to combine DNA vaccine priming with a recombinant live virus vaccine boost. The boost we use is the attenuated smallpox vaccine, Modified Vaccinia Ankara (MVA).

This prime/boost combination elicits protective immune responses in preclinical monkey models and holds high promise for eliciting responses that will protect humans against the development of HIV/AIDS.
DNA as the Priming Vaccine
          Priming with GeoVax’s HIV-1/DNA vaccine focuses the recipient’s immune response on the HIV-1 components (proteins) expressed by the DNA. The proteins expressed by the DNA pose no known risk for infection because they comprise only part of the HIV virus. The DNA prime is followed by injection of GeoVax’s HIV-1/MVA live virus vector booster which enhances the primed response in two ways — by expressing larger amounts of antigen than can be achieved with DNA alone, and by the infection stimulating pro-inflammatory response that enhances immunity in the individual.
MVA Booster Vaccine
          MVA was chosen as the poxvirus vector to boost immunity induced by the DNA priming vaccination because of its safety features and because of the excellent protective responses that it has stimulated in preclinical (non-human primate) models.
          MVA was originally developed as a safe smallpox vaccine for use in immuno-compromised humans by further attenuating the standard smallpox vaccine. During this attenuation (loss of disease causing ability), MVA also lost essentially all of its ability to replicate in human cells. The attenuation was accomplished by making over 500 passages of the virus in chicken embryos or chick embryo fibroblasts (CEF). During passage, the virus underwent 6 large genomic deletions. These deletions affected the ability of MVA to replicate and cause safety problems in humans, but did not compromise the ability of MVA to grow on avian cells that are required for manufacturing the virus.
          The effectiveness of MVA as a vaccine vector is also accounted for by its loss of immune evasion genes during its passages in CEF cells. During the years of the dreaded human smallpox epidemics these immune evasion genes assisted the spread of smallpox infections, even in the presence of human immune responses.
          MVA was safely administered to over 120,000 people in the 1970’s to protect them against smallpox. With the advent of bioterrorism, our choice of the MVA vector becomes even more important, because of its potential for immunization for smallpox. GeoVax HIV vaccines may serve as both an HIV and a smallpox vaccine.
          GeoVax’s DNA and MVA vaccines express over 66% of the AIDS virus (HIV-1) protein components in order to stimulate a broad anti-HIV immune response. The vaccines cannot cause AIDS because they do not include the complete virus. We believe that the vaccines could provide multi-target protection against the AIDS virus, thus largely limiting virus escape, large scale viral replication and the onset of clinical signs of AIDS in the vaccinated individual.
Preclinical Studies
          During the development of our vaccine, multiple efficacy trials were conducted in non-human primates. These trials have shown the ability of the vaccine to provide protection in a variety of non-human primate challenge models. The best protection has been achieved against chimeras of simian and human immunodeficiency virus (SHIVs) where infections have been reduced to the level of detection for the duration of the experiment (42 months). Less complete protection has been achieved against simian immunodeficiency virus (SIVs) where protection has been associated with 10 to 100-fold drops in levels of virus in the blood. In both of these models, protection has been associated with the avidity of the anti-Env antibody response and the presence of anti-viral IgA in mucosal secretions. CD8 T-cells have been important for controlling the low levels of chronic infection in the vaccinated and challenged animals.
          Following these animal trials, our vaccines were approved for Phase 1 trials in humans by the U.S. Food and Drug Administration (“FDA”). This preclinical work enabling development of the clinical evaluation of our DNA and MVA vaccines was funded and supported by the NIAID. See “Government Regulation” below for an explanation of how clinical trials are conducted.
Phase 1 Human Clinical Trials (Preventative Vaccine)
          All of our human trials to date have been conducted by the HIV Vaccine Trials Network (HVTN), a network that is funded and supported by the U.S. National Institutes of Health. The HVTN is the largest worldwide clinical trials program for the development and testing of HIV/AIDS vaccines. The vaccine that has been tested in these trials is a vaccine directed against the clade B infections that are endemic in the developed world.

          Our first Phase 1 trial (HVTN 045) tested DNA-alone for its safety and immunogenicity. Our second series of trials combined DNA priming with MVA boosting and tested (i) 1/10th dose as well as (ii) anticipated full dose regimens which consisted of two DNA primes and two MVA boosts, (iii) a full dose regimen of one DNA prime and two MVA boosts, and (iv) a full dose regimen of priming and boosting with MVA. Based on the safety and the immunogenicity results in these trials, two full dose DNA primes followed by two full dose MVA boosts are being taken forward into a Phase 2a trial. Over 80 vaccine testing protocols have entered Phase 1 testing in the HVTN. Of these protocols, only 5 (including GeoVax’s) have progressed to Phase 2 trials since 1992.
Phase 2 Human Clinical Trials (Preventative Vaccine)
          Due to the promising positive human vaccine response data from our Phase 1 trials, the HVTN proceeded with plans for the next phase of human clinical testing and patient enrollment commenced in February 2009. This Phase 2a human clinical trial will enroll 225 participants, 150 of which will receive vaccine and 75 of which will receive placebo. The goal of the trial is to obtain additional safety and immunogenicity data from uses in low risk individuals to build a sufficient foundation of data to progress to a Phase 2b proof of concept trial in high risk individuals. Trial participants will first be administered a GeoVax HIV-1 DNA vaccine followed by a boost with GeoVax’s HIV-1 MVA vaccine. The trial will be conducted in thirteen sites across North and South America. We expect this trial may take 18-24 months to complete.
Planned Human Clinical Trials (Therapeutic Vaccine)
          In July 2008, we reported summary data from a pilot study on therapeutic vaccination in simian immunodeficiency virus (SIV) infected non-human primates with the SIV prototype of our HIV/AIDS vaccine. In this small pilot study, conducted at Emory University (Yerkes Primate Center), two non-human primates were infected with SIV. Data from the study revealed highly promising results with the vaccine controlling the infection with reduction in viral levels of from 100 to 1000 times. The excellent control of the virus infection in the absence of drug treatment was associated with the vaccine raising the types of CD4 and CD8 T-cells that are found in the rare individuals who spontaneously control their HIV infections. Based on these results, we have begun planning for a therapeutic trial in humans already infected with the HIV virus. The intent of therapeutic vaccination will be to “control” HIV virus levels in infected individuals to very low levels thus blocking the development of AIDS. We expect to initiate human clinical studies for a therapeutic vaccine during the second half of 2009.
Support from the Federal Government
          All of our Phase 1 human clinical trials (preventative vaccine) to date, and our recently initiated Phase 2a trial, have been conducted by, and at the expense of, the HIV Vaccine Trials Network (HVTN), a division of the National Institutes of Health-National Institute of Allergy & Infectious Disease (NIH-NIAID). Our responsibility for these trials has been to provide sufficient supplies of vaccine materials and technical expertise when necessary. The HVTN is also planning to conduct our planned Phase 2 human clinical trials.
          In September 2007, we were awarded an Integrated Preclinical/Clinical AIDS Vaccine Development (IPCAVD) Grant by the NIH-NIAID to support our HIV/AIDS vaccine program. The project period for the grant covers a five-year period that commenced October 2007, with an expected annual award of between $3 and $4 million per year (approximately $17 million in the aggregate). The grant is subject to annual renewal with the latest grant award covering the period from September 2008 through August 2009. Only meritorious HIV/AIDS prevention vaccine candidates are considered to receive an IPCAVD award. Candidate companies are highly scrutinized and must supply substantial positive AIDS vaccine data to support their application. IPCAVD grants are awarded on a competitive basis and are designed to support later stage vaccine research, development and human trials. We are utilizing this funding to further our HIV/AIDS vaccine development, optimization, production and human clinical trial testing.
Government Regulation
          Regulation by governmental authorities in the United States and other countries is a significant factor in our ongoing research and development activities and in the manufacture of our products under development. Complying with these regulations involves a considerable amount of time and expense.
          In the United States, drugs are subject to rigorous federal and state regulation. The Federal Food, Drug and Cosmetic Act, as amended (the “FDC Act”), and the regulations promulgated thereunder, and other federal and state statutes and regulations govern, among other things, the testing, manufacture, safety, efficacy, labeling, storage, record keeping, approval, advertising and promotion of medications and medical devices. Product development and approval within this regulatory framework is difficult to predict, takes a number of years and involves great expense.

          The steps required before a pharmaceutical agent may be marketed in the United States include:
•	pre-clinical laboratory tests, in vivo pre-clinical studies and formulation studies;

•	the submission to the FDA of an Investigational New Drug Application (IND) for human clinical testing which must become effective before human clinical trials can commence;

•	adequate and well-controlled human clinical trials to establish the safety and efficacy of the product;

•	the submission of a New Drug Application to the FDA; and

•	FDA approval of the New Drug Application prior to any commercial sale or shipment of the product.
          Each of these steps is described further below.
          In addition to obtaining FDA approval for each product, each domestic manufacturing establishment must be registered with, and approved by, the FDA. Domestic manufacturing establishments are subject to biennial inspections by the FDA and must comply with the FDA’s Good Manufacturing Practices for products, drugs and devices.
Pre-clinical Trials
          Pre-clinical testing includes laboratory evaluation of chemistry and formulation, as well as cell culture and animal studies to assess the potential safety and efficacy of the product. Pre-clinical safety tests must be conducted by laboratories that comply with FDA regulations regarding Good Laboratory Practices. The results of pre-clinical testing are submitted to the FDA as part of the IND application and are reviewed by the FDA prior to the commencement of human clinical trials. Unless the FDA objects to an IND, the IND becomes effective 30 days following its receipt by the FDA.
Clinical Trials
          Clinical trials involve the administration of the AIDS vaccines to healthy volunteers or to patients under the supervision of a qualified principal investigator. Clinical trials are conducted in accordance with the FDA’s Good Clinical Practices standard under protocols that detail the objectives of the study, the parameters to be used to monitor safety and the efficacy criteria to be evaluated. Each protocol must be submitted to the FDA as part of the IND. Further, each clinical study must be conducted under the auspices of an independent institutional review board at the institution where the study will be conducted. The institutional review board will consider, among other things, ethical factors, the safety of human subjects and the possible liability of the institution.
          Clinical trials are typically conducted in three sequential phases, but the phases may overlap. In Phase I, the initial introduction of the product into healthy human subjects, the vaccine is tested for safety (adverse side effects) and dosage tolerance. Phase II is the proof of principal stage and involves studies in a limited patient population in order to determine the efficacy of the product for specific, targeted indications, determine dosage tolerance and optimal dosage and identify possible adverse side effects and safety risks. When there is evidence that the product may be effective and has an acceptable safety profile in Phase II evaluations, Phase III trials are undertaken to further evaluate clinical efficacy and to test for safety within an expanded patient population at geographically dispersed multi-center clinical study sites. The manufacturer or the FDA may suspend clinical trials at any time if either believes that the individuals participating in the trials are being exposed to unacceptable health risks.
New Drug Application and FDA Approval Process
          The results and details of the pre-clinical studies and clinical studies are submitted to the FDA in the form of a New Drug Application. If the New Drug Application is approved, the manufacturer may market the product in the United States.
International Approval
          Whether or not the FDA has approved the drug, approval of a product by regulatory authorities in foreign countries must be obtained prior to the commencement of commercial sales of the drug in such countries. The requirements governing the conduct of clinical trials and drug approvals vary widely from country to country, and the time required for approval may be longer or shorter than that required for FDA approval.

Other Regulations
          In addition to FDA regulations, our business activities may also be regulated by the Occupational Safety and Health Act, the Environmental Protection Act, the Toxic Substances Control Act, the Resource Conservation and Recovery Act and other present and potential future federal, state or local regulations. Violations of regulatory requirements at any stage may result in various adverse consequences, including regulatory delay in approving or refusal to approve a product, enforcement actions, including withdrawal of approval, labeling restrictions, seizure of products, fines, injunctions and/or civil or criminal penalties. Any product that we develop must receive all relevant regulatory approvals or clearances before it may be marketed.
Competition
          There currently is no FDA licensed and commercialized AIDS vaccine or competitive vaccine available in the world market.
          There are several small and large biopharmaceutical companies pursuing HIV/AIDS vaccine research and development, including Merck, Novartis, Wyeth, Sanofi-Aventis, Glaxo-Smith Kline and the United States National Institutes of Health (NIH) Vaccine Research Center (VRC). Other HIV/AIDS vaccines are in varying stages of research, testing and clinical trials including those supported by the International AIDS Vaccine Initiative (IAVI), the European Vaccine Initiative (EuroVac), and the South African AIDS Vaccine Initiative (SAAVI), as well as others. To our knowledge, none of our competitors’ products have, to date, demonstrated in large scale non-human primate trials the level of protection and duration of protection for a SHIV challenge that have been elicited by GeoVax’s vaccines. Furthermore, many competitor vaccine development programs require vaccine compositions which are much more complicated than ours. For these reasons, we believe that it may be possible for our vaccine to compete successfully in the marketplace if it is approved for sale.
          Overall, the biopharmaceutical industry is competitive and subject to rapid and substantial technological change. Developments by others may render our proposed vaccination technologies noncompetitive or obsolete, or we may be unable to keep pace with technological developments or other market factors. Technological competition in the industry from pharmaceutical and biotechnology companies, universities, governmental entities and others diversifying into the field is intense and is expected to increase. Many of the pharmaceutical companies that compete with us have significantly greater research and development capabilities than we have, as well as substantially more marketing, manufacturing, and financial resources. In addition, acquisitions of, or investments in, small pharmaceutical or biotechnology companies by such large corporations could increase their research, financial, marketing, manufacturing and other resources. Competitor technologies may ultimately prove to be safer, more effective or less costly than any vaccine that we develop.
          FDA and other regulatory approvals of our vaccines have not yet been obtained and we have not yet generated any revenues from product sales. Our future competitive position depends on our ability to obtain FDA and other regulatory approvals of our vaccines and to license or sell the vaccines to third parties on favorable terms.
Intellectual Property
          We will be able to protect our proprietary rights from unauthorized use by third parties only to the extent that our proprietary rights are described by valid and enforceable patents or are effectively maintained as trade secrets. Accordingly, we are pursuing and will continue to pursue patent protection for our proprietary technologies developed through our collaboration between Emory University, the NIH, and the CDC, or developed by us alone. Patent applications have been filed with the United States Patent and Trademark Office and in specific international markets (countries). Patent applications include provisions to cover our DNA and MVA based AIDS vaccines, their genetic inserts expressing multiple HIV protein components, composition, structure, claim of immunization against multiple subtypes of HIV, routes of administration, safety and other related factors. Patent claims filed for our vaccines include provisions for protection against two diseases: HIV/AIDS and smallpox.
          We are the exclusive, worldwide licensee of a number of patents and patent applications (the “Emory Technology”) owned, licensed or otherwise controlled by Emory University (“Emory”) for HIV and smallpox vaccines pursuant to a License Agreement originally entered into on August 23, 2002 and restated on June 23, 2004 (the “Emory License”). Through the Emory License we are also a non-exclusive licensee of patents owned by the NIH related to the ability of our MVA vector vaccine as a vehicle to deliver HIV virus antigens, and also to induce an immune response in humans. Currently, there are four issued patents and six pending patent applications in the United States subject to the Emory License, as well as two issued patents and 26 pending patent applications in other countries. The 4 issued patents expire in 2026. The Emory License expires on the expiration date of the last to expire of the patents licensed thereunder including those that are issued on patents pending; we will therefore not know the final termination date of the Emory License until such patents are issued.

          We may not use the Emory Technology for any purpose other than the purposes permitted by the Emory License. Emory also reserved the right to use the Emory Technology for research, educational and non-commercial clinical purposes. Due to the use of federal funds in the development of the Emory Technology, the United States Government has the irrevocable, royalty-free, paid-up right to practice and have practiced certain patents throughout the world, should it choose to exercise such rights.
          We are also the exclusive licensee of five patents from MFD, Inc. (the “MFD Patents”) pursuant to a license agreement dated December 26, 2004 (the “MFD License Agreement”), related to certain manufacturing processes used in the production of our vaccines. Pursuant to the MFD License Agreement, we obtained a fully paid, worldwide, irrevocable, exclusive license in and to the MFD Patents to use, market, offer for sale, sell, lease and import for any AIDS and smallpox vaccine made with GeoVax technology and non-exclusive rights for other products. The term of the MFD License Agreement ends on the expiration date of the last to expire of the MFD Patents. These patents expire in 2017 through 2019.
          In addition to patent protection, we also attempt to protect our proprietary products, processes and other information by relying on trade secrets and non-disclosure agreements with our employees, consultants and certain other persons who have access to such products, processes and information. Under the agreements, all inventions conceived by employees are our exclusive property. Nevertheless, there can be no assurance that these agreements will afford significant protection against misappropriation or unauthorized disclosure of our trade secrets and confidential information.
          We cannot be certain that any of the current pending patent applications we have licensed, or any new patent applications we may file or license, will ever be issued in the United States or any other country. Even if issued, there can be no assurance that those patents will be sufficiently broad to prevent others from using our products or processes. Furthermore, our patents, as well as those we have licensed or may license in the future, may be held invalid or unenforceable by a court, or third parties could obtain patents that we would need to either license or to design around, which we may be unable to do. Current and future competitors may have licensed or filed patent applications or received patents, and may acquire additional patents and proprietary rights relating to products or processes competitive with ours.
          We are not a party to any litigation, opposition, interference, or other potentially adverse proceeding with regard to our patent positions. However, if we become involved in litigation, interference proceedings, oppositions or other intellectual property proceedings, for example as a result of an alleged infringement, or a third-party alleging an earlier date of invention, we may have to spend significant amounts of money and time and, in the event of an adverse ruling, we could be subject to liability for damages, invalidation of our intellectual property and injunctive relief that could prevent us from using technologies or developing products, any of which could have a significant adverse effect on our business financial condition and results of operation. In addition, any claims relating to the infringement of third-party proprietary rights, or earlier date of invention, even if not meritorious, could result in costly litigation, lengthy governmental proceedings, divert management’s attention and resources and require us to enter royalty or license agreements which are not advantageous if available at all.
Manufacturing
          We do not have the facilities or expertise to manufacture any of the clinical or commercial supplies of any of our products, and we have relied on third party contract manufacturers to produce our vaccine components used in our preclinical and clinical trials to date. To be successful, our products must be manufactured in commercial quantities in compliance with regulatory requirements and at an acceptable cost. To date, we have not commercialized any products, nor have we demonstrated that we can manufacture commercial quantities of our product candidates in accordance with regulatory requirements. If we cannot manufacture products in suitable quantities and in accordance with regulatory standards, either on our own or through contracts with third parties, it may delay clinical trials, regulatory approvals and marketing efforts for such products. Such delays could adversely affect our competitive position and our chances of achieving profitability. We cannot be sure that we can manufacture, either on our own or through contracts with third parties, such products at a cost or in quantities which are commercially viable.
          We currently rely and intend to continue to rely on third-party contract manufacturers to produce vaccines needed for research and clinical trials. We have entered into arrangements with third party manufacturers for the supply of our DNA and MVA vaccines for use in our planned clinical trials. These suppliers operate under current Good Manufacturing Practice and guidelines established by the FDA and the European Medicines Agency. We anticipate that these suppliers will be able to provide sufficient vaccine supplies to complete our currently planned clinical trials. Various contractors are generally available in the United States and Europe for manufacture of vaccines for clinical trial evaluation, however, it may be difficult to replace existing contractors for certain manufacturing and testing activities and costs for contracted services may increase substantially if we switch to other contractors.

          In July 2008, we signed a letter of intent with Vivalis S.A., a French biopharmaceutical company, for joint collaboration and license of Vivalis’ proprietary EBx ® technology. The letter of intent contemplates development of a process using the EBx ® technology to manufacture the MVA component of the GeoVax HIV-1 vaccine. Vivalis’ vaccine manufacturing technology is based on a duck embryonic stem cell substrate platform, providing continuous growth from a fully characterized frozen cell bank without necessitating fertilized embryo extraction and processing, as with present chicken cell based technologies. Furthermore, the EB66 ® cell line can be grown in suspension (without the cells attached to the surface of the growth vessel) and can be scaled up for growth in giant bioreactors (a cutting edge industrial method) for large scale production of the MVA viral vaccine. We expect the final agreement with Vivalis to be executed during the third quarter of 2009. Successful development of a manufacturing process for the MVA component of our vaccine using Vivalis’ technology would enhance our ability to manufacture the vaccine in large, economical commercial quantities.
Research and Development
          Our expenditures for research and development activities were approximately $3,741,000, $1,757,000 and $666,000 during the years ended December 31, 2008, 2007 and 2006, respectively. As our vaccines continue to go through the process to obtain regulatory approval, we expect our research and development costs to continue to increase significantly as even larger human trials proceed in the United States and foreign countries. We have not yet formulated any plans for marketing and sales of any vaccine candidate we may successfully develop. Compliance with environmental protection laws and regulations has not had a material effect on our capital expenditures, earnings or competitive position.
Properties
          We lease approximately 3,000 square feet of office and laboratory space located at 1256 Briarcliff Road, Emtech Bio Suite 500, Atlanta, Georgia under a month-to-month lease agreement with Emtech Biotechnology Development, Inc., a related party associated with Emory University. We also share the lease expense for office space in the Chicago area for one of our officers and directors, but we are not obligated under the lease.
Legal Proceedings
          We are not currently a party to any material legal proceedings. We may from time to time become involved in various legal proceedings arising in the ordinary course of business.
Employees
          As of April 30, 2009, we had eleven employees. None of our employees are covered by collective bargaining agreements and we believe that our employee relations are good.
Available Information
          Our website address is www.geovax.com. We make available on this website under “Investors — SEC Reports,” free of charge, our proxy statements, annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports as soon as reasonably practicable after we electronically file or furnish such materials to the U.S. Securities and Exchange Commission (“SEC”). We also make available on this website under the heading “Investors — Corporate Governance” our Code of Ethics.

MARKET FOR REGISTRANT’S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS
Market Information
          Our common stock is currently traded on the over-the-counter bulletin board market under the symbol “GOVX”. The following table sets forth the high and low bid prices for our common stock for the periods indicated. The prices represent quotations between dealers and do not include retail mark-up, markdown, or commission, and do not necessarily represent actual transactions:

		High	Low
2009
	First Quarter	$0.20	$0.09
2008
	Fourth Quarter	0.20	0.09
	Third Quarter	0.20	0.13
	Second Quarter	0.29	0.12
	First Quarter	0.19	0.11
2007
	Fourth Quarter	0.36	0.16
	Third Quarter	0.42	0.25
	Second Quarter	0.38	0.22
	First Quarter	0.66	0.18
          On June 9, 2009, the last reported sale price of our common stock on the over-the-counter bulletin board was $0.26 per share.
Holders
          On April 20, 2009, there were approximately 1,400 holders of record of our common stock. The number of record holders does not reflect the number of beneficial owners of our common stock for whom shares are held by brokerage firms and other institutions.
Dividends
          We have not paid any dividends since our inception and do not contemplate paying dividends in the foreseeable future.

SELECTED FINANCIAL DATA
          The following selected financial data are derived from our audited consolidated financial statements and interim unaudited consolidated financial statements for the periods and at the dates indicated below. The historical results presented below are not necessarily indicative of the results to be expected for any future period. You should read the information set forth below in conjunction with the information contained below in “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, and our consolidated financial statements and the related notes, beginning on page F-1 of this prospectus.

	Three Months Ended
	March 31,		Year Ended December 31,
	2009	2008	2008	2007	2006	2005	2004
Statement of Operations Data:
Total revenues (grant income)	$710,155	$599,991	$2,910,170	$237,004	$852,905	$670,467	$714,852
Net loss	(861,509)	(682,510)	(3,728,187)	(4,241,796)	(584,166)	(1,611,086)	(2,351,828)

Basic and diluted net loss per common share	(0.00)	(0.00)	(0.01)	(0.01)	(0.00)	(0.01)	(0.01)

	Three Months Ended
	March 31,		As of December 31,
	2009	2008	2008	2007	2006	2005	2004
Balance Sheet Data:
Total assets	$2,769,423	$2,527,370	$3,056,241	$3,246,404	$2,396,330	$1,685,218	$1,870,089

Redeemable convertible preferred stock	—	—	—	—	—	1,016,555	938,475

Total stockholders’ equity (deficit)	$2,477,130	$2,392,702	2,709,819	2,647,866	2,203,216	(500,583)	(389,497)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
          The following discussion and analysis of our financial condition and results of operations should be read together with the discussion under “Selected Financial Data” and our consolidated financial statements included in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties because they are based on current expectations and relate to future events and our future financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many important factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.
Overview
          GeoVax is a clinical stage biotechnology company focused on developing human vaccines for diseases caused by Human Immunodeficiency Virus and other infectious agents. We have exclusively licensed from Emory University certain HIV vaccine technology which was developed in collaboration with the National Institutes of Health and the Centers for Disease Control and Prevention.
          Our HIV vaccine candidates have successfully completed preclinical efficacy testing in non-human primates and Phase 1 clinical testing trials in humans. A Phase 2a human clinical trial for our preventative HIV vaccine candidate was initiated during the fourth quarter of 2008, and patient enrollment commenced in February 2009. The costs of conducting our human clinical trials to date have been borne by the HIV Vaccine Trials Network (HVTN), funded by the NIH, with GeoVax incurring costs associated with manufacturing the clinical vaccine supplies and other study support. HVTN will also bear the cost of conducting our Phase 2a human clinical study, but we cannot predict the level of support we will receive from HVTN for any additional clinical studies. Our operations are also partially supported by an Integrated Preclinical/Clinical AIDS Vaccine Development (IPCAVD) Grant from the NIH. The project period for the grant covers a five year period which commenced October 2007, with an expected annual award of between $3-4 million per year (approximately $17 million in the aggregate). The grant is subject to annual renewal, with the latest grant award covering the period from September 2008 through August 2009. We intend to pursue additional grants from the federal government, however, as we progress to the later stages of our vaccine development activities, government financial support may be more difficult to obtain, or may not be available at all. It will, therefore, be necessary for us to look to other sources of funding in order to finance our development activities.
          We anticipate incurring additional losses for several years as we expand our drug development and clinical programs and proceed into higher cost human clinical trials. Conducting clinical trials for our vaccine candidates in development is a lengthy, time-consuming and expensive process. We do not expect to generate product sales from our development efforts for several years. If we are unable to successfully develop and market pharmaceutical products over the next several years, our business, financial condition and results of operations will be adversely impacted.
Critical Accounting Policies and Estimates
          Management’s discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, management evaluates its estimates and adjusts the estimates as necessary. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ materially from these estimates under different assumptions or conditions.
          Our significant accounting policies are summarized in Note 2 to our consolidated financial statements for the year ended December 31, 2008. We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements:
          Impairment of Long-Lived Assets. Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to the future net cash flows expected to be generated by such assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the discounted expected future net cash flows from the assets.

          Revenue Recognition. We recognize revenue in accordance with the SEC’s Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements, as amended by Staff Accounting Bulletin No. 104, Revenue Recognition, (“SAB 104”). SAB 104 provides guidance in applying U.S. generally accepted accounting principles to revenue recognition issues, and specifically addresses revenue recognition for upfront, nonrefundable fees received in connection with research collaboration agreements. Our revenue consists primarily of government grant revenue, which is recorded as income as the related costs are incurred.
          Stock-Based Compensation. Effective January 1, 2006, we adopted Financial Accounting Standards Board (“FASB”) Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payments (“SFAS 123R”), which requires the measurement and recognition of compensation expense for all share-based payments made to employees and directors based on estimated fair values on the grant date. SFAS 123R replaces SFAS 123, Accounting for Stock-Based Compensation, and supersedes Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees. We adopted SFAS 123R using the prospective application method which requires us to apply the provisions of SFAS 123R prospectively to new awards and to awards modified, repurchased or cancelled after December 31, 2005. Awards granted after December 31, 2005 are valued at fair value in accordance with the provisions of SFAS 123R and recognized on a straight line basis over the service periods of each award.
Liquidity and Capital Resources
          At March 31, 2009, we had cash and cash equivalents of $1,970,971, as compared to $2,191,180 and $1,990,356 at December 31, 2008 and December 31, 2007, respectively. Working capital totaled $2,237,473 at March 31, 2009, compared to $2,455,412 and $2,432,276 at December 31, 2008 and December 31, 2007, respectively.
          Sources and Uses of Cash. We are a development-stage company and do not have any products approved for sale. Due to our significant research and development expenditures, we have not been profitable and have generated operating losses since our inception in 2001. Our primary sources of cash are from sales of our equity securities and from government grant funding.
          Cash Flows from Operating Activities. Net cash used in operating activities was $460,209 and $764,971 for the three month periods ended March 31, 2009 and 2008, respectively. Net cash used in operating activities was $2,367,886, $3,265,743 and $1,327,941 for the years ended December 31, 2008, 2007 and 2006, respectively. Generally, the differences between years are due to fluctuations in our net losses which, in turn, result from fluctuations in expenditures from our research activities, offset by net changes in our assets and liabilities.
          In September 2007, the NIH awarded us an Integrated Preclinical/Clinical AIDS Vaccine Development (IPCAVD) grant to support our HIV/AIDS vaccine program. The project period for the grant, which is renewable annually, covers a five year period which commenced October 2007, with an expected annual award of between $3and$4 million per year (approximately $17 million in the aggregate). We are utilizing this funding to further our HIV/AIDS vaccine development, optimization, and production for human clinical trial testing. The funding we receive pursuant to this grant is recorded as revenue at the time the related expenditures are incurred, and thus partially offsets our net losses.
          Cash Flows from Investing Activities. Our investing activities have consisted predominantly of capital expenditures. Capital expenditures for the three month periods ended March 31, 2009 and 2008 were $-0- and $2,238, respectively. Capital expenditures for the years ended December 31, 2008, 2007 and 2006, were $99,831, $-0-, and $69,466, respectively.
          Cash Flows from Financing Activities. Net cash provided by financing activities was $240,000 and $897,450 for the three month periods ended March 31, 2009 and 2008, respectively. Net cash provided by financing activities was $2,668,541, $3,167,950 and $2,212,849 for the years ended December 31, 2008, 2007 and 2006, respectively. The cash generated by our financing activities generally relates to the sale of our common stock to individual accredited investors and to Fusion Capital, offset by costs associated with our financing arrangement with Fusion Capital (see below).
          In May 2008, we signed the Purchase Agreement with Fusion Capital which provides for the sale of up to $10 million of shares of our common stock. In connection with this agreement, we filed a registration statement related to the transaction with the SEC covering the shares that have been issued or may be issued to Fusion Capital under the Purchase Agreement. The SEC declared effective the registration statement on July 1, 2008, and we now have the right until July 1, 2010 to sell our shares of common stock to Fusion Capital from time to time in amounts ranging from $80,000 to $1 million per purchase transaction, depending on certain conditions as set forth in the Purchase Agreement. During 2008, we received $500,000 from the sale of 3,709,964 shares of our common stock to Fusion Capital pursuant to this arrangement. From January 1 through June 9, 2009, we have received $580,000 from the sale of 4,972,247 shares of our common stock to Fusion Capital.

          We believe that our current working capital, combined with the proceeds from the IPCAVD grant awarded annually from the NIH and our anticipated use of the Purchase Agreement with Fusion Capital, will be sufficient to support our planned level of operations at least through March 31, 2010. The extent to which we rely on the Fusion Capital Purchase Agreement as a source of funding will depend on a number of factors, including the prevailing market price of our common stock and the extent to which we can secure working capital from other sources if we choose to seek such other sources. Even if we are able to access the remainder of the full $10 million under the Fusion Capital Purchase Agreement, we may still need additional capital to fully implement our business, operating and development plans. Should the financing we require to sustain our working capital needs be unavailable or prohibitively expensive when we require it, the consequences could be a material adverse effect on our business, operating results, financial condition and prospects. While we believe that we will be successful in obtaining the necessary financing to fund our operations through the Fusion Capital Purchase Agreement or through other sources, there can be no assurances that such additional funding will be available to us on reasonable terms or at all.
          Our capital requirements, particularly as they relate to product research and development, have been and will continue to be significant. We intend to seek FDA approval of our products, which may take several years. We will not generate revenues from the sale of our products for at least several years, if at all. We will be dependent on obtaining financing from third parties in order to maintain our operations, including our clinical program. Due to the existing uncertainty in the capital and credit markets, and adverse regional and national economic conditions which may persist or worsen, capital may not be available on terms acceptable to the Company or at all. If we fail to obtain additional funding when needed, we would be forced to scale back or terminate our operations, or to seek to merge with or to be acquired by another company.
          We have no off-balance sheet arrangements that are likely or reasonably likely to have a material effect on our financial condition or results of operations.
Contractual Obligations
          As of March 31, 2009 and December 31, 2008, we had approximately $298,800 and $203,000, respectively, of unrecorded contractual commitments associated with our vaccine manufacturing activities, for services expected to be rendered to us during 2009. As of that date, we had no other firm purchase obligations or commitments for capital expenditures, no committed lines of credit or other committed funding or long-term debt, and no lease obligations (operating or capital). We have employment agreements with our senior management team, each of which may be terminated with 30 days advance notice. We have no other contractual obligations, with the exception of commitments which are contingent upon the occurrence of future events.
          In July 2008, we signed a non-binding letter of intent for a joint collaboration and commercial license for the use of vaccine manufacturing technology owned by Vivalis S.A., a French biopharmaceutical company. Subsequent to the signing of the letter of intent, we paid a signing fee of approximately $241,000 to Vivalis, and upon execution of the final license agreement (expected to occur during the third quarter of 2009), we will incur a commitment of approximately $900,000 as our contribution to the joint development effort in 2009 and early 2010.
As the development milestone fees are denominated in Euros, this estimate of our financial commitment is based on current exchange rates; the actual amounts will be greater or lesser, depending on the actual exchange rates at the time of each milestone achievement.
Net Operating Loss Carryforward
          At December 31, 2008, we had consolidated net operating loss carryforwards for income tax purposes of approximately $70 million, which will expire in 2010 through 2028 if not utilized. Approximately $59.7 million of our net operating loss carryforwards relate to the operations of the Company (Dauphin Technology, Inc.) prior to the Merger. We also have research and development tax credits of $355,000 available to reduce income taxes, if any, which will expire in 2022 through 2027 if not utilized. The amount of net operating loss carryforwards and research tax credits available to reduce income taxes in any particular year may be limited in certain circumstances. Based on an assessment of all available evidence including, but not limited to, our limited operating history in our core business and lack of profitability, uncertainties of the commercial viability of our technology, the impact of government regulation and healthcare reform initiatives, and other risks normally associated with biotechnology companies, we have concluded that it is more likely than not that these net operating loss carryforwards and credits will not be realized and, as a result, a 100% deferred tax valuation allowance has been recorded against these assets.

Results of Operations — Three month periods ended March 31, 2009 and 2008
Net Loss
          We recorded a net loss of $861,509 for the three months ended March 31, 2009 as compared to $682,510 for the three months ended March 31, 2008. Our operating results will typically fluctuate due to the timing of activities and related costs associated with our vaccine research and development activities and our general and administrative costs, as described in more detail below.
Grant Revenue
          We recorded grant revenues of $710,155 and $599,991 during the three month periods ended March 31, 2009 and 2008, respectively. During 2007, we were awarded an Integrated Preclinical/Clinical AIDS Vaccine Development (IPCAVD) grant by the NIH to support our HIV/AIDS vaccine program. The project period for the grant, which is renewable annually, covers a five year period which commenced October 2007, with an expected annual award of between $3 to $4 million per year (approximately $17 million in the aggregate). We are utilizing this funding to further our HIV/AIDS vaccine development, optimization and production. The grant is subject to annual renewal, with the latest grant award covering the period from September 2008 through August 2009. As of March 31, 2009, there is approximately $2.4 million remaining from the current grant year’s award. Assuming that the remaining budgeted amounts under the grant are awarded annually to the Company, there is an additional $11.1 million available through the grant for the remainder of the original five year project period (ending August 31, 2012).
Research and Development
          Our research and development expenses were $857,236 and $603,478 during the three month periods ended March 31, 2009 and 2008, respectively. Research and development expenses vary considerably on a period-to-period basis, depending on our need for vaccine manufacturing and testing of manufactured vaccine by third parties, and due to fluctuations in the timing of other external expenditures related to the NIH grant. Research and development expense includes stock-based compensation expense of $85,439 and $37,917 and for the 2009 and 2008 periods respectively (see discussion below). Our recently initiated Phase 2a clinical trial will be conducted and funded by the HVTN, but we are responsible for the manufacture of vaccine product to be used in the trial. We cannot predict the level of support we may receive from HVTN or other federal agencies (or divisions thereof) for our future clinical trials. We expect that our research and development costs will continue to increase in 2009 and beyond as we progress through the human clinical trial process leading up to possible product approval by the FDA.
          In July 2008, we signed a letter of intent with Vivalis S.A., a French biopharmaceutical company, for joint collaboration and license of Vivalis’ proprietary EBx® technology. The letter of intent contemplates development of a process using the EBx® technology to manufacture the MVA component of the GeoVax HIV-1 vaccine. Vivalis’ vaccine manufacturing technology is based on a duck embryonic stem cell substrate platform, providing continuous growth from a fully characterized frozen cell bank without necessitating fertilized embryo extraction and processing, as with present chicken cell based technologies. Furthermore, the EB66® cell line can be grown in suspension (without the cells attached to the surface of the growth vessel) and can be scaled up for growth in giant bioreactors (a cutting edge industrial method) for large scale production of the MVA viral vaccine. We expect the final agreement with Vivalis to be executed during the third quarter of 2009. After execution of this agreement, we expect to incur between $1.5 and $2.0 million in costs associated with development of this vaccine manufacturing technology during 2009 and early 2010.
General and Administrative Expense
          During the three month period ended March 31, 2009, we incurred general and administrative costs of $723,815, as compared to $705,642 during the three month period ended March 31, 2008. General and administrative costs include officers’ salaries, legal and accounting costs, patent costs, amortization expense associated with intangible assets, and other general corporate expenses. General and administrative expense also includes stock-based compensation expense of $303,381 and $360,679 and for the 2009 and 2008 periods respectively (see discussion below). We expect that our general and administrative costs will increase in the future in support of expanded research and development activities.
Stock-Based Compensation Expense
          During the three month periods ended March 31, 2009 and 2008, we recorded total stock-based compensation expense of $388,820 and $398,596, respectively, which is included in research and development expense, or general and administrative expense according to the classification of cash compensation paid to our employees, directors or consultants to whom the stock compensation awards were granted. Stock-based compensation expense is calculated and recorded in accordance with the provisions of SFAS 123R. We adopted SFAS 123R using the prospective application method which requires us to apply its provisions prospectively to new awards and to awards modified, repurchased or cancelled after December 31, 2005. Awards granted after December 31, 2005 are valued at fair value in accordance with the provisions of SFAS 123R and recognized on a straight line basis over the service periods of each award. As of March 31, 2009, there was $1,461,503 of unrecognized compensation expense related to stock-based compensation arrangements.
Other Income
          Interest income for the three month periods ended March 31, 2009 and 2008 was $9,387 and $26,619, respectively. The variances between periods are primarily attributable to the incremental cash balances available for investment during each respective period as well as the prevailing interest rates available from our financial institution.
Results of Operations — Years ended December 31, 2008, 2007 and 2006
Net Loss
          We recorded net losses of $3,728,187, $4,241,796 and $584,166 for the years ended December 31, 2008, 2007 and 2006, respectively.
Grant Revenue
          We recorded grant revenues of $2,910,170 in 2008, $237,004 in 2007 and $852,905 in 2006. Grant revenue reported during 2006 relates to projects covered by grants from the National Institutes of Health issued to Emory University and subcontracted to us pursuant to collaborative arrangements with Emory University; the activities associated with these grants were completed during 2006. As of December 31, 2008, there was approximately $3 million remaining under the current year’s award under the IPCAVD grant by the NIH and carryovers from the prior year award.
Research and Development
          Our research and development expenses were $3,741,489 in 2008, $1,757,125 in 2007 and $665,863 in 2006. Research and development expenses vary considerably on a period-to-period basis, primarily depending on our need for vaccine manufacturing and testing of manufactured vaccine by third parties. Research and development expense includes stock-based compensation expense of $494,041, $284,113 and $-0- for 2008, 2007 and 2006, respectively (see discussion below). Research and development costs increased during the 2007 and 2008 periods as a direct result of spending associated with the NIH grant discussed above, and due to costs associated with our vaccine manufacturing activities in preparation for commencement of Phase 2 clinical testing, as well as the addition of new scientific personnel.
          In July 2008, we signed a letter of intent with Vivalis S.A., a French biopharmaceutical company, for joint collaboration and license of Vivalis’ proprietary EBx ® technology. The letter of intent contemplates development of a process using the EBx ® technology to manufacture the MVA component of the GeoVax HIV-1 vaccine. Vivalis’ vaccine manufacturing technology is based on a duck embryonic stem cell substrate platform, providing continuous growth from a fully characterized frozen cell bank without necessitating fertilized embryo extraction and processing, as with present chicken cell based technologies. Furthermore, the EB66 ® cell line can be grown in suspension (without the cells attached to the surface of the growth vessel) and can be scaled up for growth in giant bioreactors (a cutting edge industrial method) for large scale production of the MVA viral vaccine. We expect the final agreement with Vivalis to be executed during the third quarter of 2009. Subsequent to execution of this agreement, we expect to incur substantial costs associated with development of this vaccine manufacturing technology, with preliminary cost estimates ranging from $1.5 to $2.0 million during 2009 and early 2010.
General and Administrative Expense
          Our general and administrative expenses were $2,970,068 in 2008, $2,784,182 in 2007 and $843,335 in 2006. General and administrative costs substantially increased during the three-year period ending December 31, 2007 primarily as a result of the Company becoming a publicly-traded entity subsequent to the merger of GeoVax Labs, Inc and GeoVax, Inc. in September 2006. These higher costs include, among other things, the costs of an expanded management team (including the engagement of our Chief Financial Officer in October 2006 and our Senior Vice President in January 2007), a newly instituted investor relations program, costs associated with an expanded Board of Directors, costs associated with our efforts to comply with the Sarbanes-Oxley Act of 2002, and increased legal and accounting fees associated with compliance with securities laws. General and administrative expense includes stock-based compensation expense of $1,525,008, $1,234,380 and $-0- for 2008, 2007 and 2006, respectively (see discussion below).
Stock-Based Compensation Expense
          During 2008, we recorded total stock-based compensation expense of $2,019,049, which was allocated to research and development expense ($494,041), or general and administrative expense ($1,525,008) according to the classification of cash compensation paid to the employee, consultant or director to whom the stock compensation was granted. During 2007, we recorded total stock-based compensation expense of $1,518,496, of which $284,113 was allocated to research and development expense and $1,234,380 was allocated to general and administrative expense. No stock-based compensation expense was recorded during 2006. We did not grant or modify any share-based compensation during 2006, thus no expense was recorded during for that year.
Other Income
          Interest income was $73,200 in 2008, $62,507 in 2007 and $72,127 in 2006. The variances between years are primarily attributable to the cash available for investment, which totaled $2,191,180 at December 31, 2008, $1,990,356 at December 31, 2007 and $2,088,149 at December 31, 2006.
Impact of Inflation
          For the three-year period ending December 31, 2008, we do not believe that inflation and changing prices had a material impact on our operations or on our financial results.
Off-Balance Sheet Arrangements
          We have not entered into off-balance sheet financing arrangements, other than operating leases.
Quantitative and Qualitative Disclosures about Market Risk
          Our exposure to market risk is limited primarily to interest income sensitivity, which is affected by changes in the general level of United States interest rates, particularly because a significant portion of our investments are in short-term debt securities issued by the U.S. government and institutional money market funds. The primary objective of our investment activities is to preserve principal while at the same time maximizing the income received without significantly increasing risk. Due to the nature of our short-term investments, we believe that we are not subject to any material market risk exposure. We do not have any derivative financial instruments or foreign currency instruments.

DIRECTORS AND EXECUTIVE OFFICERS
          The following table sets forth certain information with respect to our directors and executive officers.

Name	Age	Current Position
Donald G. Hildebrand	68	Chairman of the Board of Directors
Andrew J. Kandalepas	57	Senior Vice President and Director
Dean G. Kollintzas*	36	Director
Robert T. McNally, Ph.D.	61	President and Chief Executive Officer, Director
Mark W. Reynolds	47	Chief Financial Officer and Corporate Secretary
Harriet L. Robinson, Ph.D.	71	Senior Vice President, Research & Development, Director
John N. Spencer, Jr.*	68	Director
Peter M. Tsolinas*	73	Director

*	Member of the Audit Committee and the Compensation Committee of the Board of Directors.
          Donald G. Hildebrand. Mr. Hildebrand joined the Board of Directors as Chairman and became our President and Chief Executive Officer upon consummation of the merger with GeoVax, Inc. in September 2006. Effective April 1, 2008, upon the appointment of Dr. Robert McNally as our President and Chief Executive Officer, Mr. Hildebrand executed a consulting agreement with the Company and remained as Chairman of the Board. Mr. Hildebrand is a founder of GeoVax, Inc., our wholly-owned subsidiary, and has served as a member of its Board of Directors since June 2001. Prior to founding GeoVax, Mr. Hildebrand was North American President and Chief Executive Officer of Rhone Merieux, Inc., a subsidiary of Rhone Merieux, S.A., a world leader in the biopharmaceutical and animal health industries. In 1997, Mr. Hildebrand also became Global Vice President of Merial Limited, a position that he held until retiring in 2000. Mr. Hildebrand received his BS in microbiology from the University of Wisconsin.
          Andrew J. Kandalepas. Mr. Kandalepas was Chairman of the Board, President and Chief Executive Officer of Dauphin Technology from 1995 until the merger with GeoVax, Inc. in September 2006, at which time he assumed the position of Senior Vice President and remained a director of the Company. Mr. Kandalepas has a varied 30-plus year career as an entrepreneur and executive manager. Mr. Kandalepas earned his Electronics Engineering Degree from DeVry Institute of Technology.
          Dean G. Kollintzas. Mr. Kollintzas joined the Board of Directors upon consummation of the merger with GeoVax, Inc. in September 2006. Since 2001, Mr. Kollintzas has been an Intellectual Property attorney specializing in biotechnology and pharmaceutical licensing, FDA regulation, and corporate/international transactions. Mr. Kollintzas received a Microbiology degree from the University of Illinois and a J.D. from Franklin Pierce Law Center. He is a member of the Wisconsin and American Bar Associations.
          Robert T. McNally, Ph.D. Dr. McNally joined the Board of Directors in December 2006 and was appointed as our President and Chief Executive Officer effective April 1, 2008. From 2000 to March 2008, Dr. McNally served as Chief Executive Officer of Cell Dynamics LLC, a cGMP laboratory services company. Previously, Dr. McNally was Senior Vice President of Clinical Research for CryoLife, Inc., a pioneering company in transplantable human tissues. Dr. McNally is a Fellow of the American Institute for Medical and Biological Engineering, serves on the advisory boards of the Petit Institute for Bioengineering and Dupree College of Management at the Georgia Institute of Technology, and is a past Chairman of Georgia Bio, a trade association. Dr. McNally graduated with a Ph.D. in Biomedical Engineering from the University of Pennsylvania.
          Mark W. Reynolds, CPA. Mr. Reynolds joined the Company in October 2006 as Chief Financial Officer and Corporate Secretary. From 2003 to 2006, before being named Chief Financial Officer of GeoVax Labs, Inc., Mr. Reynolds provided financial and accounting services to GeoVax, Inc. as an independent contractor. From 2004 to the present, Mr. Reynolds has served as Chief Financial Officer for HealthWatchSystems, Inc. a privately-held company in the consumer healthcare industry, a position which he continues to hold. From 2004 to 2006, he served as Chief Financial Officer for Duska Therapeutics, Inc., a publicly-held biotechnology company. From 1988 to 2002, Mr. Reynolds was first Controller and later Chief Financial Officer and Corporate Secretary for CytRx Corporation, a publicly-held biopharmaceutical company. Mr. Reynolds began his career as an auditor with Arthur Andersen & Co. from 1985 to 1988. He is a certified public accountant and earned a Masters of Accountancy degree from the University of Georgia.

          Harriet Latham Robinson, Ph.D. Dr. Robinson joined the Company as Senior Vice President, Research and Development on a part-time basis in November 2007 and on a full-time basis in February 2008, and was elected to the Board of Directors in June 2008. She is a co-founder of GeoVax, Inc. and has served as Chief of its Scientific Advisory Board since formation of the company in 2001. From 1999 to February 2008, Dr. Robinson served as the Asa Griggs Candler Professor of Microbiology and Immunology at Emory University in Atlanta, Georgia, and from 1998 to February 2008 as Chief, Division of Microbiology and Immunology, Yerkes National Primate Center and Professor at the Emory University School of Medicine. She was Professor, Dept. of Microbiology & Immunology at the University of Massachusetts Medical Center from 1988 to 1997 and Staff, then Senior, then Principal Scientist at the University of Massachusetts Worcester Foundation for Experimental Biology from 1977 to 1987. She was also a National Science Foundation Postdoctoral Fellow at the Virus Laboratory, University of California, Berkeley, in Berkeley, California from 1965 to 1967. Dr. Robinson has a B.A degree from Swarthmore College and M.S. and Ph.D. degrees from the Massachusetts Institute of Technology.
          John N. (Jack) Spencer, Jr., CPA. Mr. Spencer joined the Board of Directors upon consummation of the merger with GeoVax, Inc. in September 2006. Mr. Spencer is a certified public accountant and was a partner of Ernst & Young where he spent more than 38 years until he retired in 2000. Mr. Spencer serves as a director of a number of privately held companies. He also serves as a consultant to various companies primarily relating to financial accounting and reporting matters. Mr. Spencer received a BS degree from Syracuse University, and he earned an MBA degree from Babson College. He also attended the Harvard Business School Advanced Management Program.
          Peter M. Tsolinas. Mr. Tsolinas joined the Board of Directors in August 2008. In 1981, Mr. Tsolinas founded TMA Group Development Corp., a Chicago based real estate, architectural and development firm, and he currently serves as its Chairman and CEO, a position he has held since its formation. Mr. Tsolinas has a varied career of more than 45 years as an architect and real estate developer. Mr. Tsolinas attended the University of Illinois where he received a Bachelor of Architecture degree.
Director Independence
          The Board of Directors has determined that Dean Kollintzas, John Spencer and Peter Tsolinas are the members of our Board of Directors who are “independent”, as that term is defined by Section 301(3)(B) of the Sarbanes-Oxley Act of 2002. The Board of Directors has also determined that these three individuals meet the definition of “independent” set forth in NASDAQ Rule 5605 (formerly Rule 4200), which is part of its listing standards. As independent directors, Mr. Kollintzas, Mr. Spencer and Mr. Tsolinas serve as the members of our Audit and Compensation Committees. Prior to his appointment as our President and Chief Executive Officer in April 2008, Dr. McNally was also an independent director and served as a member of our Audit and Compensation Committees.
COMPENSATION DISCUSSION AND ANALYSIS
Executive Summary
          In the paragraphs that follow, the Compensation Committee provides an overview and analysis of our compensation program and policies, the material compensation decisions made under those programs and policies with respect to our executive officers, and the material factors considered in making those decisions.
          The Compensation Committee reviews, analyzes and approves the compensation of our senior executive officers, including the “Named Executive Officers” listed in the tables set forth following this Compensation Discussion and Analysis. The Named Executive Officers for 2008 include the two individuals who held the office of chief executive officer, our chief financial officer, and the two other executive officers whose total compensation for 2008 exceeded $100,000, calculated in accordance with the rules and regulations of the SEC. Our Named Executive Officers for 2008 are:
•	Robert McNally, President and Chief Executive Officer

•	Donald Hildebrand, former President and Chief Executive Officer

•	Andrew Kandalepas, Senior Vice-President

•	Mark Reynolds, Chief Financial Officer

•	Harriet Robinson, Senior Vice-President, Research and Development

          The tables that follow this Compensation Discussion and Analysis contain specific data about the compensation earned or paid in 2008 to the Named Executive Officers. The discussion below is intended to help you understand the detailed information provided in the compensation tables and put that information into context within our overall compensation program.
Objectives of Our Compensation Program
          In general, we operate in a marketplace where competition for talented executives is significant. The biopharmaceutical industry is highly competitive and includes companies with far greater resources than ours. We are engaged in the long-term development of drug candidates, without the benefit of significant current revenues, and therefore our operations involve a high degree of risk and uncertainty. This level of risk and uncertainty may make it difficult to retain talented executives. Nevertheless, continuity of personnel across multi-disciplinary functions is a critical success factor to our business. Furthermore, since we have relatively few employees, each must perform a broad scope of functions, and there is very little redundancy in skills.
          The objectives of our compensation program for our executive officers and other employees are to provide competitive cash compensation, health, and retirement benefits as well as long-term equity incentives that offer significant reward potential for the risks assumed and for each individual’s contribution to our long-term performance. Individual performance is measured subjectively against overall corporate goals, scientific innovation, regulatory compliance, new business development, employee development, and other values designed to build a culture of high performance. These policies and practices are based on the principle that total compensation should serve to attract and retain those executives and employees critical to our overall success and are designed to reward executives for their contributions toward business performance that enhances stockholder value.
Role of the Compensation Committee
          Our Compensation Committee assists our Board in discharging its responsibilities relating to compensation of our executive officers. As such, the Compensation Committee has responsibility over matters relating to the fair and competitive compensation of our executives, employees and directors (only non-employee directors are compensated as such) as well as matters relating to all other benefit plans. Each of the members of our Compensation Committee is independent in accordance with the criteria of independence set forth in Section 301(3)(B) of the Sarbanes-Oxley Act of 2002. We believe that their independence from management allows the Compensation Committee members to provide unbiased consideration of various elements that could be included in an executive compensation program and apply independent judgment about which elements and designs best achieve our compensation objectives. With regard to executive compensation, the Compensation Committee is charged specifically with annually reviewing and determining the compensation of our Chief Executive Officer. With regard to our other executive officers, the Compensation Committee reviews, at least annually, recommendations from our Chief Executive Officer and acts on his recommendations as appropriate. The Compensation Committee also approves a pool of stock options to be granted as recommended by the Chief Executive Officer to our employees (including other executive officers) and the Board of Directors approves the grant of such options.
Elements of Compensation
          To achieve the objectives described above, the three primary compensation elements used for executive officers are base salary, cash bonus, and stock option awards. We believe that these three elements are the most effective combination in motivating and retaining our executive officers at this stage in our development.
          Base Salary. Our philosophy is to maintain executive base salary at a competitive level sufficient to recruit and retain individuals possessing the skills and capabilities necessary to achieve our goals over the long term. Base salaries provide our executive officers with a degree of financial certainty and stability and also reward individual achievements and contributions. Each individual’s base salary is determined after considering a variety of factors including prospective value to us, the knowledge, experience, and accomplishments of the individual and the individual’s level of responsibility.
          Cash Bonus. Annual cash incentive awards motivate our executives to contribute toward the achievement of corporate goals and objectives. Generally, every staff member is eligible to earn an annual cash incentive award, promoting alignment and pay-for-performance at all levels of the organization. The Company currently does not have a formalized cash incentive award plan, and awards are based on the subjective recommendation of the President & CEO and on the Committee’s judgment.
          Stock Option Awards. Stock option awards are a fundamental element in our executive compensation program because they emphasize our long-term performance, as measured by creation of stockholder value, and align the interests of our stockholders and management. In addition, the Compensation Committee believes they are crucial to a competitive compensation program for executive officers, and they act as a powerful retention tool. In our current pre-commercial state, we view the Company as still facing a significant level of risk, but with the potential for a high upside, and therefore we believe that stock incentive awards are appropriate for executive officers. These awards are provided through initial grants at or near the date of hire and through subsequent periodic grants. The initial grant is designed for the level of the job that the executive holds and is designed to motivate the officer to make the kind of decisions and implement strategies and programs that will contribute to an increase in our stock price over time. Periodic additional stock option awards may be granted to reflect the executives’ ongoing contributions to the Company, to create an incentive to remain at the Company, and to provide a long-term incentive to achieve or exceed our corporate goals and objectives . The Company currently does not have a formula for determining stock option awards; and awards are generally based on the subjective recommendation of the President & CEO and on the Committee’s judgment.
Timing of Annual Awards
          In order to assess the performance of a full calendar year, annual cash bonus and stock option awards are generally determined in December of the each year. We do not currently have any program, plan or practice in place to time stock option grants to our executives or other employees in coordination with the release of material non-public information.
Accounting and Tax Considerations
          The accounting and tax treatment of compensation generally has not been a factor in determining the amounts of compensation for the Company’s executive officers.
          Section 162(m) of the Internal Revenue Code of 1986, as amended, limits tax deductions of public companies on compensation paid to certain executive officers in excess of $1 million. The Compensation Committee considers the impact of Section 162(m) on its compensation decisions, but has no formal policy to structure executive compensation so that it complies with the requirements of Section 162(m). In general, stock options granted under the Company’s 2006 Equity Incentive Plan (“Plan”) are intended to qualify under and comply with the “performance based compensation” exemption provided under Section 162(m) thus excluding from the Section 162(m) compensation limitation any income recognized by executives at the time of exercise of such stock options.
          Statement of Financial Accounting Standards No. 123(R), “Share-Based Payment” (FAS 123(R)) requires us to recognize an expense for the fair value of equity-based compensation awards. Grants of stock options under our equity incentive award plans are accounted for under FAS 123(R). The Compensation Committee considers the accounting implications of significant compensation decisions, especially in connection with decisions that relate to our equity incentive award plans, but has no formal policy to structure executive compensation to align accounting expenses of our equity awards with our overall executive compensation philosophy and objectives.
Setting Executive Compensation
          Historically, we have not used a quantitative method or mathematical formulas exclusively in setting any element of executive compensation. We use discretion, guided in large part by the concept of pay for performance, and we consider all elements of an executive’s compensation package when setting each portion of compensation. There is no pre-established policy or target for the allocation between cash and equity incentive compensation.
          When determining compensation for a new executive officer, factors taken into consideration are the individual’s skills, background and experience, the individual’s past and potential future impact on our short- and long-term success, and competitive information from industry-specific sources, and possibly from other prospective candidates interviewed during the recruitment process. We will generally make a grant of stock options when an executive officer joins us. Options are granted at no less than 100% of the fair market value on the date of grant. In determining the size of a stock option grant to an executive officer, we consider company performance, competitive data, and the individual’s scope of responsibility and continuing performance. Most importantly, since the stock option grant is meant to be a retention tool, we consider the importance to stockholders of that person’s continued service. Stock option grants to executives will generally vest over a period of three years.
          The Compensation Committee annually reviews and determines the compensation for our Chief Executive Officer. Each year recommendations for the compensation for other executive officers (other than himself) are prepared by the Chief Executive Officer and are reviewed with the Committee and modified where appropriate.
          As part of its executive compensation review conducted annually in December, the Committee reviews a tally sheet setting forth all components of total compensation to our CEO, our Named Executive Officers and all other employees. The tally sheet includes current and proposed base salary, proposed annual cash incentive awards and historical as well as proposed stock option awards. These tools are employed by the Committee as a useful check on total compensation and are considered important because the Committee’s decisions are usually made on a program-by-program basis and in the context of the program being considered. These tools show the effect of compensation decisions made over time on the total annual compensation to a Named Executive Officer and allow the Committee to review historical amounts for comparative purposes.

2008 Executive Compensation
          Using its judgment of the skills, experience, responsibilities, achievements and historical compensation of each of the Named Executive Officers, the Committee established their salaries for 2008 at its meeting in December 2007. At its meeting in December 2008, the Committee considered the same factors in determining the award of cash bonuses, stock option grants and salary increases for 2009.
          In its deliberations on executive compensation at its meeting in December 2008, the Committee considered and accepted the recommendation from Dr. McNally that none of the Named Executive Officers receive a cash bonus for 2008 and that no salary increases would be effective for 2009, except as related to Mr. Reynolds with respect to a proportionate increase relative to his time commitment to the business of the Company. Although the Committee believes the Company made substantial progress in several areas during 2008, and that each of the Named Executive Officers contributed significantly to this progress, the Committee also gave consideration to the current economic environment with regard to the Company’s ability to efficiently raise capital, and therefore to the Company’s need to conserve its cash resources. This decision by the Committee did not impact the awarding of cash bonuses and salary increases to the Company’s non-executive employees. Other considerations specific to each of the individual Named Executive Officers are described below.
          Donald Hildebrand. Mr. Hildebrand retired as our President and Chief Executive Officer effective April 1, 2008, and was succeeded by Robert T. McNally, Ph.D. In order to assist with the transition of certain duties to Dr. McNally, Mr. Hildebrand entered into a Consulting Agreement with us on March 20, 2008. Mr. Hildebrand also remained as Chairman of the Board. Mr. Hildebrand did not receive any cash bonuses or stock option grants during 2008. See “Summary Compensation Table” and “Certain Relationships and Related Party Transactions” for additional information on the Consulting Agreement with Mr. Hildebrand. During 2008, the Company extended the exercise period of 8,895,630 stock options held by Mr. Hildebrand — see “Stock Option Extensions” below.
          Robert McNally. On March 20, 2008, we entered into an Employment Agreement with Dr. McNally to become our new President and Chief Executive Officer effective April 1, 2008 upon Mr. Hildebrand’s retirement. Dr. McNally’s annual compensation was initially set at $200,000 determined, in part, by the transitional role Mr. Hildebrand provided through his consulting arrangement. On June 17, 2008, at its first meeting after Dr. McNally’s taking office, and upon his re-appointment to the office subsequent to the Annual Meeting of Stockholders, the Compensation Committee increased Dr. McNally’s annual salary to $250,000 and granted a stock option contract to him for 2,400,000 shares at an exercise price of $0.17 per share. These changes were based on the Committee’s subjective judgment of the value being provided by Dr. McNally and to provide an appropriate long-term incentive for him. In determining Dr. McNally’s compensation adjustments, the Compensation Committee considered the relative level of other Company executives’ pay, and the amount of outstanding stock options previously awarded to Dr. McNally in consideration for service as an outside Board member prior to his employment by the Company as President and Chief Executive Officer. In December 2008, the Board awarded Dr. McNally an additional stock option grant for 500,000 shares at an exercise price of $0.11 per share. Dr. McNally received no cash bonuses during 2008.
          Andrew Kandalepas. Mr. Kandalepas serves as our Senior Vice President pursuant to an employment agreement executed in February 2007. During 2008 he received a base salary of $225,000. In December 2008, the Board awarded Mr. Kandalepas a stock option grant for 500,000 shares at an exercise price of $0.11 per share. Mr. Kandalepas received no cash bonuses during 2008.
          Mark Reynolds. Mr. Reynolds serves as our Chief Financial Officer pursuant to an employment agreement executed in February, 2008. Pursuant to this agreement, Mr. Reynolds provides services to the Company on a part-time basis and was paid a salary of $115,000 during 2008. Prior to entering in the employment agreement, Mr. Reynolds was paid a monthly retainer of $750 plus a fee of $145 per hour. In December 2008, the Board awarded Mr. Reynolds a stock option grant for 500,000 shares at an exercise price of $0.11 per share. Mr. Reynolds received no cash bonuses during 2008.
          Harriet Robinson. Dr. Robinson serves as our Senior Vice President — Research and Development pursuant to an employment agreement executed in November, 2008. Pursuant to this agreement, Dr. Robinson is paid an annual salary of $250,000. In December 2008, the Board awarded Dr. Robinson a stock option grant for 500,000 shares at an exercise price of $0.11 per share. Dr. Robinson received no cash bonuses during 2008. During 2008, the Company extended the exercise period of 8,895,630 stock options held by Dr. Robinson — see “Stock Option Extensions” below.
          Stock Option Extensions. On June 17, 2008, the Company extended the exercise period of stock options granted in prior years to Mr. Hildebrand and Dr. Robinson. These stock options were originally granted with an exercise period of 5-7 years and were to expire beginning in 2009. The extensions were made to adjust the exercise period to 10 years from the original grant date. The extensions did not affect the vesting schedule of the grants; all were originally granted with a 3-year vesting schedule and were fully vested at the time of the extensions. The Committee’s decision to grant these extensions was based primarily on two factors:

•	The Company’s current practice is to grant employee stock options with a 10 year exercise period; the terms of the affected grants were inconsistent with current practice.

•	The imminent expiration dates, together with the beneficial exercise prices in comparison to the prevailing market price of the Company’s stock may have created pressure for the individual to exercise the stock option prematurely and to sell the underlying shares in a manner that may be inconsistent with the interests of the Company and its stockholders.
          The Committee considered the impact of these extensions on all affected employees and gave no preferential treatment or consideration to the Company’s executive officers. In addition to Mr. Hildebrand and Dr. Robinson, two other non-executive employees were also granted extensions.
Benefits Provided to Executive Officers
          We provide our executive officers with certain benefits that the Compensation Committee believes are reasonable and consistent with our overall compensation program. The Compensation Committee will periodically review the levels of benefits provided to our executive officers.
          Prior to his retirement effective April 1, 2008, Mr. Hildebrand received reimbursement of periodic commuting expenses and temporary living expenses for travel between our offices in Atlanta, Georgia and Mr. Hildebrand’s home in Athens, Georgia. Mr. Hildebrand is reimbursed for medical and dental insurance costs per his consulting agreement.
          Dr. McNally, Mr. Kandalepas, Mr. Reynolds and Dr. Robinson are eligible for health insurance and 401(k) benefits at the same level and subject to the same conditions as provided to all other employees. The amounts shown in the Summary Compensation Table under the heading “All Other Compensation” represent the value of the Company’s matching contributions to the executive officers’ 401(k) accounts. Executive officers did not receive any other perquisites or other personal benefits or property from the Company or any other source.

SUMMARY COMPENSATION TABLE
          The following table sets forth information concerning the compensation earned during the fiscal years ended December 31, 2008, 2007 and 2006 by each person who served as our Chief Executive Officer, and by our Chief Financial Officer and Senior Vice Presidents (collectively, our “Named Executive Officers”).

					(3)	(4)
				Stock	Option	All Other
Name and		Salary	Bonus	Awards	Awards	Compen-
Principal Position	Year	($)	($)	($)	($)	sation ($)	Total ($)
Robert T. McNally (1)	2008	$175,000	$—	$—	$203,351	$1,250	$379,601
President &	2007	—	—	—	—	—	—
Chief Executive Officer	2006	—	—	—	—	—	—

Donald G. Hildebrand (2)	2008	90,000	—	—	237,468	1,521	328,989
Former President &	2007	252,577	—	—	—	3,375	255,952
Chief Executive Officer	2006	57,500	50,000	—	—	574	108,074

Mark W. Reynolds	2008	120,740	—	—	261,920		382,660
Chief Financial Officer	2007	92,102	10,000	—	190,324	—	292,426
	2006	13,192	2,000	—	—	—	15,192

Andrew J. Kandalepas	2008	225,000	—	—	238,592	—	463,592
Senior Vice President	2007	205,288	10,000	—	188,380	—	403,668
	2006	173,467	—	2,400,000	—	—	2,573,467

Harriet L. Robinson	2008	234,375	—	—	159,352	313	394,040
Senior Vice-President,	2007	—	—	—	—	—	—
Research and Development	2006	—	—	—	—	—	—

(1)	Dr. McNally became our President and Chief Executive Officer effective April 1, 2008. All compensation amounts above reflect amounts paid to, or earned by, Dr. McNally from that date through December 31, 2008, and do not include compensation earned by Dr. McNally for service as a member of our Board of Directors prior to his employment as President and Chief Executive Officer (see “Director Compensation”). Such amounts excluded from the table above include $4,317 in cash compensation received for service on our Board of Directors and $46,773 of expense recognized for financial statement purposes related to stock options granted for service on our Board of Directors. At no time did Dr. McNally receive compensation for service as both our President and Chief Executive Officer and as a member of our Board of Directors at the same time.

(2)	Mr. Hildebrand retired as our President and Chief Executive Officer effective April 1, 2008. The salary amounts shown above reflect amounts paid to, or earned by, Mr. Hildebrand through that date. Subsequent to his retirement, Mr. Hildebrand has been paid for services as Chairman of our Board of Directors and pursuant to a consulting arrangement; these amounts are not included in the “Director Compensation” table. Such amounts excluded from the table above include $22,500 in cash compensation received for service on our Board of Directors and $64,000 of cash compensation received pursuant to the consulting arrangement. At no time did Mr. Hildebrand receive compensation for service as both our President and Chief Executive Officer and as a member of our Board of Directors at the same time.

(3)	Amounts shown in the “Option Awards” columns represent the dollar amount recognized for financial statement reporting purposes for grants made in the current and previous fiscal years, calculated pursuant to the provisions of Financial Accounting Standards Board Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment.” For a discussion of the various assumptions made and methods used for determining such amounts, see footnotes 2 and 7 to our 2008 consolidated financial statements. For 2008, the amounts reported for Mr. Hildebrand and Dr. Robinson include $237,468 and $158,720, respectively, related to the extension of the exercise period of stock options granted in prior years. These stock options were originally granted with an exercise period of 5-7 years and were to expire beginning in 2009. The extensions were made to adjust the exercise period to 10 years from the original grant date, consistent with the current stock option grant policies of the Company. The extensions did not affect the vesting schedule of the grants; all were originally granted with a 3 year vesting schedule and were fully vested at the time of the extensions.

(4)	Amounts shown in the “All Other Compensation” column represent employer contributions to the Company’s 401(k) retirement plan.
Employment Agreement with Robert McNally
          On March 20, 2008, GeoVax entered into an Employment Agreement with Robert T. McNally, Ph.D. to become our President and Chief Executive Officer effective April 1, 2008. The Employment Agreement has no specified term. The Employment Agreement provided for an initial annual salary of $200,000 to Dr. McNally, which was increased to $250,000 by the Compensation Committee and the Board in June 2008. The Board of Directors may also recommend the payment of a discretionary bonus annually. Dr. McNally is eligible for grants of awards from the GeoVax Labs, Inc. 2006 Equity Incentive Plan and is entitled to participate in any and all benefits in effect from time-to-time for employees generally. We may terminate the Employment Agreement, with or without cause. If we terminate the Employment Agreement without cause, we will be required to give Dr. McNally at least 60 days prior notice of the termination. In the event of termination not for cause, Dr. McNally will be entitled to one week of severance pay for each full year of service as President and Chief Executive Officer ($4,808 if terminated in fiscal 2009, paid as salary continuance). Dr. McNally may terminate the Employment Agreement at any time by giving us 60 days notice. In that event, he would not receive severance.
Employment Agreement with Mark Reynolds
          On February 1, 2008, GeoVax entered into an amended and restated Employment Agreement with Mark W. Reynolds, our Chief Financial Officer. The Employment Agreement has no specified term. The Employment Agreement provided for an initial annual salary of $115,000 to Mr. Reynolds, which was increased to $150,000 by the Compensation Committee and the Board effective January 1, 2009, commensurate with the increased time commitment provided by Mr. Reynolds. The Board of Directors may also recommend the payment of a discretionary bonus annually. Mr. Reynolds is eligible for grants of awards from the GeoVax Labs, Inc. 2006 Equity Incentive Plan and is entitled to participate in any and all benefits in effect from time-to-time for employees generally. We may terminate the Employment Agreement, with or without cause. If we terminate the Employment Agreement without cause, we will be required to give Mr. Reynolds at least 60 days prior notice of the termination. In the event of termination not for cause, Mr. Reynolds will be entitled to one week of severance pay for each full year of service as Chief Financial Officer ($8,654 if terminated in fiscal 2009, paid as salary continuance). Mr. Reynolds may terminate the Employment Agreement at any time by giving us 60 days notice. In that event, he would not receive severance.
Employment Agreement with Andrew Kandalepas
          On February 1, 2007, GeoVax entered into an Employment Agreement with Andrew Kandalepas, our Senior Vice President. The Employment Agreement has no specified term. The Employment Agreement provided for an initial annual salary of $210,000 to Mr. Kandalepas, which has subsequently been adjusted by the Compensation Committee and the Board (currently $225,000). The Board of Directors may also recommend the payment of a discretionary bonus annually. Mr. Kandalepas is eligible for grants of awards from the GeoVax Labs, Inc. 2006 Equity Incentive Plan and is entitled to participate in any and all benefits in effect from time-to-time for employees generally. We may terminate the Employment Agreement, with or without cause. If we terminate the Employment Agreement without cause, we will be required to give Mr. Kandalepas at least 60 days prior notice of the termination. In the event of termination not for cause, Mr. Kandalepas will be entitled to one week of severance pay for each full year of service as Senior Vice President ($8,654 if terminated in fiscal 2009, paid as salary continuance). Mr. Kandalepas may terminate the Employment Agreement at any time by giving us 60 days notice. In that event, he would not receive severance.

Employment Agreement with Harriet Robinson
          On November 19, 2007, GeoVax entered into an Employment Agreement with Harriet Robinson, our Senior Vice President, Research and Development. The Employment Agreement has no specified term. The Employment Agreement provides for an initial annualized salary of $250,000 to Dr. Robinson. Dr. Robinson initially worked part-time for the Company, and became a full-time employee in February 2008. The Board of Directors may also recommend the payment of a discretionary bonus annually. Dr. Robinson is eligible for grants of awards from the GeoVax Labs, Inc. 2006 Equity Incentive Plan and is entitled to participate in any and all benefits in effect from time-to-time for employees generally. We may terminate the Employment Agreement, with or without cause. If we terminate the Employment Agreement without cause, we will be required to give Dr. Robinson at least 60 days prior notice of the termination. In the event of termination not for cause, Dr. Robinson will be entitled to one week of severance pay for each full year of service ($9,615 if terminated in fiscal 2009, paid as salary continuance). Dr. Robinson may terminate the Employment Agreement at any time by giving us 60 days notice. In that event, she would not receive severance.
Potential Payments Upon Termination or Change of Control — Mr. Hildebrand
          Mr. Hildebrand’s Consulting Agreement contains provisions such that, if we terminate the Consulting Agreement without cause, we must give Mr. Hildebrand at least 30 days notice and we will be required to pay him, as a severance payment, three months compensation. Likewise, if the Consulting Agreement is terminated due to the death of Mr. Hildebrand, we will be required to pay his estate three months compensation. If Mr. Hildebrand wishes to terminate the Consulting Agreement, he must provide us with 30 days notice, and will not receive severance.
Change-In-Control Provisions of Our 2006 Equity Incentive Plan
          Our 2006 Equity Incentive Plan (the “Plan”) contains provisions that could lead to an accelerated vesting of options or other awards. In the event of certain change-in-control transactions described in the Plan:
•	outstanding options or other awards under the Plan may be assumed, converted or replaced;

•	the successor corporation may substitute equivalent options or other awards or provide substantially similar consideration to Plan participants as was provided to stockholders (after taking into account the existing provisions of the options or other awards); or

•	the successor corporation may replace options or awards with substantially similar shares or other property.
          In the event the successor corporation (if any) refuses to assume or substitute options or other awards as described (i) the vesting of any or all options or awards granted pursuant to the Plan will accelerate upon the change-in-control transaction, and (ii) any or all options granted pursuant to the Plan will become exercisable in full prior to the consummation of the change-in-control transaction at such time and on such conditions as the Compensation Committee determines. If the options are not exercised prior to the consummation of the change-in-control transaction, they shall terminate at such time as determined by the Compensation Committee. Subject to any greater rights granted to Plan participants under the Plan, in the event of the occurrence of a change-in-control transaction any outstanding options or other awards will be treated as provided in the applicable agreement or plan of merger, consolidation, dissolution, liquidation, or sale of assets.

GRANTS OF PLAN-BASED AWARDS
          The following table sets forth the stock and option awards, including non-equity incentive awards, granted to the Named Executive Officers for the year ended December 31, 2008. There were no stock awards.

											(2)
								All Other	(3)		Grant
								Stock	All Other	(1)	Date
								Awards:	Option	Exercise	Fair
								Number	Awards:	Or	Value
								Of	Number	Base	Of
								Shares	Of	Price	Stock
		Estimated Future Payouts Under			Estimated Future Payouts Under			Of	Securities	Of	And
		Non-Equity Incentive Plan Awards			Equity Incentive Plan Awards			Stock	Underlying	Option	Option
	Grant	Threshold	Target	Maximum	Threshold	Target	Maximum	Or Units	Options	Awards	Awards
Name	Date	($)	($)	($)	($)	($)	($)	(#)	(#)	($/Sh)	($)
Donald Hildebrand	6/17/08	$—	$—	$—	$—	$—	$—	—	8,895,630	$0.045	$237,468
										—

Andrew Kandalepas	12/11/08	—	—	—	—	—	—	—	500,000	0.11	45,500

Robert McNally	6/17/08	—	—	—	—	—	—	—	500,000	0.11	45,500
	12/11/08								2,400,000	0.17	345,600

Mark Reynolds	12/11/08	—	—	—	—	—	—	—	500,000	0.11	45,500

Harriet Robinson	12/11/08	—	—	—	—	—	—	—	500,000	0.11	45,500
	6/17/08	—	—	—	—	—	—	—	8,895,630	0.04	158,720

(1)	The exercise price for options is the closing trading price of the common shares of the Company on the on the day of the grant. The grant date is determined by the Compensation Committee. All stock option grants during 2008 (excluding the stock option extensions discussed below) vest over a 3-year period from the date of grant.

(2)	Compensation expense is recognized for all share-based payments based on the grant date fair value estimated for financial reporting purposes. For a discussion of the various assumptions made and methods used for determining such amounts, see footnotes 2 and 7 to our 2008 consolidated financial statements. The amounts shown for the June 17, 2008 grants to Mr. Hildebrand and Dr. Robinson represent the incremental grant date fair values of the extended stock option grants (see discussion below) as compared to the fair values of the original grants.

(3)	On June 17, 2008, the Company extended the exercise period of stock options granted in prior years to Mr. Hildebrand and Dr. Robinson. These stock options were originally granted with an exercise period of 5-7 years and were to expire beginning in 2009. The extensions were made to adjust the exercise period to 10 years from the original grant date, consistent with the current stock option grant policies of the Company. The extensions did not affect the vesting schedule of the grants; all were originally granted with a 3-year vesting schedule and were fully vested at the time of the extensions.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END
          The following table sets forth certain information with respect to unexercised options previously awarded to our Named Executive Officers as of December 31, 2008. There were no stock awards outstanding.
Option Awards

				Equity
				Incentive
		Number of		Plan Awards:
		Securities		Number of
	(1)	Underlying		Securities
	Number of Securities	Unexercised		Underlying
	Underlying Unexercised	Options (#)		Unexercised Unearned	Option Exercise	Option
Name	Options (#) Exercisable	Unexercisable		Options (#)	Price ($)	Expiration Date
Donald Hildebrand	8,895,630	—		—	0.0445	12/20/12
	8,895,630 (1)	—		—	0.0445	2/5/14

Andrew Kandalepas	—	500,000	(2)	—	0.11	12/11/18
	1,200,000	600,000	(3)	—	0.355	3/14/17

Robert McNally	—	500,000	(2)	—	0.11	12/11/18
	—	2,400,000	(4)	—	0.17	6/17/18
	166,667	333,333	(5)	—	0.161	12/5/17
	880,000	440,000	(6)	—	0.355	3/14/17

Mark Reynolds	—	500,000	(2)	—	0.11	12/11/18
	166,667	333,333	(5)	—	0.161	12/5/17
	1,200,000	600,000	(3)	—	0.355	3/14/17

Harriet Robinson	—	500,000	(2)	—	0.11	12/11/18
	8,895,630 (1)	—		—	0.04	2/5/14

(1)	On June 17, 2008, the expiration dates of these stock option awards to Mr. Hildebrand and Dr. Robinson were extended by five years from February 5, 2009 to February 5, 2014.

(2)	These stock options vest and become exercisable in three equal installments on December 11, 2009, 2010 and 2011.

(3)	These stock options vest and become exercisable on September 30, 2009.

(4)	These stock options vest and become exercisable in three equal installments on June 17, 2009, 2010 and 2011.

(5)	These stock options vest and become exercisable in two equal installments on December 5, 2010 and 2011.

(6)	These stock options vest and become exercisable on December 5, 2009.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS
          We have outstanding stock options under our 2006 Equity Incentive Plan (the “Plan”) which was adopted by our Board of Directors and approved by our stockholders. In December 2006, our Board of Directors amended the Plan to make an additional 15,000,000 shares available under the Plan, increasing the total number of shares under the Plan from 36,000,000 to 51,000,000 shares. To maintain the tax-qualified status of all incentive options issued pursuant to the Plan, we submitted this amendment to our shareholders for approval at the Company’s 2007 Annual Meeting of Shareholders. The amendment was not approved by the Company’s stockholders. The following table sets forth information as of December 31, 2008, with respect to our equity compensation plans.

Number of securities
remaining available for
	Number of securities		future issuance under
	to be issued upon	Weighted-average	equity compensation
	exercise of	exercise price of	plans (excluding
	outstanding options,	outstanding options,	securities reflected in
	warrants and rights	warrants and rights	column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	35,876,450	$0.11	-0-

Equity compensation plans not approved by security holders	11,071,307	$0.18	3,928,693
          The Plan became effective on September 28, 2006. Unless the Plan is earlier terminated in accordance with its provisions, no stock incentives will be granted under the Plan after the earlier of ten years from the effective date, or the date on which all of the shares reserved for the Plan have been issued or are no longer available for use under the Plan.
          The Plan is administered by the Compensation Committee of the Board of Directors.
          The Board of Directors and the Committee may grant the following stock incentives under the Plan (each individually, a “Stock Incentive”):
•	stock options to purchase shares of common stock, including options intended to qualify under Section 422 of the Code (“incentive stock options”) and options not intended to qualify under Section 422 of the Code (“non-qualified stock options”);

•	restricted stock awards; and

•	restricted stock bonus.
          Awards of Stock Incentives under the Plan may be made to employees of GeoVax and its subsidiaries, non-employee directors, and consultants or advisors that provide services (other than the offering, sale or marketing of our securities) to us or to our subsidiaries (collectively, the “Participants”). Only employees are eligible to receive a grant of incentive stock options.

DIRECTOR COMPENSATION
          The following table sets forth information concerning the compensation earned for service on our Board of Directors during the last fiscal year by each individual who served as a director at any time during the fiscal year.

					Change
					in Pension
				Non-Equity	Value and
	Fees			Incentive	Non-qualified	All
	Earned		(4)(5)	Plan	Deferred	Other
	or Paid	Stock	Option	Compen-	Compen-	Compen-
	in Cash	Awards	Awards	sation	sation	sation	Total
Name	($)	($)	($)	($)	Earnings	($)	($)
Donald Hildebrand (1)	$22,500	$—	$—	$—	$—	$64,000	$86,500
Andrew Kandalepas (2)	—	—	—	—	—	—	—
Dean Kollintzas	10,983	—	198,464	—	—	—	209,447
Robert McNally (3)	4,317	—	46,773	—	—	—	51,090
Harriet Robinson (2)	—	—	—	—	—	—	—
John Spencer	26,963	—	198,464	—	—	—	225,427
Peter Tsolinas	4,613	—	23,432	—	—	—	28,045

(1)	Mr. Hildebrand retired as our President and CEO effective April 1, 2008. Amounts shown in the table represent cash payments and stock option awards associated with his service as a director and other compensation subsequent to his employment as our President and CEO. Subsequent to April 1, we paid Mr. Hildebrand pursuant to a consulting agreement, which amounts are included under “All Other Compensation” above. All amounts related to his employment as our President and CEO during 2008 and prior years are included in the “Summary Compensation Table”.

(2)	Mr. Kandalepas and Dr. Robinson, who were employees of the Company during 2008, received no compensation for their service as directors. All amounts related to their employment as Named Executive Officers during 2008 and prior years are included in the “Summary Compensation Table”.

(3)	Amounts reported for Dr. McNally relate to cash payments and stock option awards associated with his service as a director prior to his employment as our President and Chief Executive Officer effective April 1, 2008. As President and CEO, Dr. McNally receives no compensation for his service as a director. All amounts related to his employment as our President and CEO during 2008 are included in the “Summary Compensation Table”.

(4)	Amounts shown in the table represent the dollar amount recognized for financial statement reporting purposes in 2008 for awards and grants made in the current and previous fiscal years, calculated pursuant to the provisions of Financial Accounting Standards Board Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment.” For a discussion of the various assumptions made and methods used for determining such amounts, see footnotes 2 and 7 to our 2008 consolidated financial statements. On December 11, 2008, Mr. Kollintzas and Mr. Spencer were each granted options to purchase 500,000 shares of our Common Stock, each with a grant date fair value under FAS123(R) of $45,500.

On August 20, 2008 Mr. Tsolinas was granted options to purchase 1,320,000 shares of our Common Stock with a grant date fair value under FAS123(R) of $187,440.

(5)	The table below shows the aggregate numbers of stock awards and option awards outstanding for each non-employee director as of December 31, 2008.

Aggregate Option
Awards
Outstanding as of December 31, 2008
Name	(#)
Donald Hildebrand	17,791,260
Dean Kollintzas	2,320,000
John Spencer	2,320,000
Peter Tsolinas	1,320,000
Director Compensation Plan
          In March 2007, the Board of Directors approved a recommendation from the Compensation Committee for director compensation (the “Director Compensation Plan”). The Director Compensation Plan applies only to non-employee directors. Directors who are employees of the Company receive no compensation for their service as directors or as members of committees. Each non-employee director receives an annual retainer of $2,000 (paid quarterly) for service as a member of the Audit Committee and $1,250 for service as a member of the Compensation Committee. The Chairman of the Audit Committee receives an annual retainer of $9,000, and the Chairman of the Compensation Committee receives an annual retainer of $6,000 which retainers are also paid quarterly. Non-employee directors also receive fees for each Board or Committee meeting attended as follows: $1,500 per Board meeting, $1,000 per Committee meeting chaired, and $500 per Committee meeting attended as a non-Chair member. Meetings attended telephonically are paid at lower rates ($750, $750 and $400, respectively).
          In March 2008, the Board of Directors approved a recommendation from the Compensation Committee to modify the Director Compensation Plan to provide for compensation for a non-employee Chairman of the Board. A non-employee Chairman of the Board will receive an annual retainer of $25,000 (paid quarterly) and will not be entitled to additional fees for meetings attended. Non-employee directors each receive an automatic grant of options to purchase 1,320,000 shares of common stock on the date that such non-employee director is first elected or appointed to the Board.
          The Director Compensation Plan currently does not provide a formula for stock option grants to directors upon their re-election to the Board, or otherwise, but the compensation plan may be modified in the future; such option grants are currently determined by Board, upon recommendation by the Compensation Committee based on the Compensation Committee’s annual deliberations and review of the director compensation structure of similar companies. At its meeting in December 2008, upon a recommendation of the Compensation Committee, the Board awarded an annual stock option grant of 500,000 shares to its non-employee members, with the exception of Mr. Hildebrand and Mr. Tsolinas. Mr. Hildebrand declined the stock option grant and Mr. Tsolinas did not receive the grant due to his having recently received (in August 2008) a stock option grant in connection with his initial election to the Board.
          All directors are reimbursed for expenses incurred in connection with attending meetings of the Board of Directors and committees.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
Policies and Procedures for Approval of Related Person Transactions
          Our Audit Committee is responsible for reviewing and approving all transactions or arrangements between the Company and any of our directors, officers, principal stockholders or any of their respective affiliates, associates or related parties, other than transactions with officers which are covered by the duties of the Compensation Committee. In determining whether to approve or ratify a related party transaction, the Audit Committee will discuss the transaction with management and will consider all relevant facts and circumstances available to it including:
•	whether the terms of the transaction are fair to the Company and at least as favorable to the Company as would apply if the transaction did not involve a related party;

•	whether there are demonstrable business reasons for the Company to enter into the transaction;

•	whether the transaction would impair the independence of an outside director; and

•	whether the transaction would present an improper conflict of interest for any director or executive officer, taking into account the size of the transaction, the direct or indirect nature of the related party’s interest in the transaction and the ongoing nature of any proposed relationship, and any other factors the Audit Committee deems relevant.
Consulting Agreement with Donald Hildebrand
          In order to assist with the transition of certain duties to Dr. McNally, Donald G. Hildebrand, our then current President and Chief Executive Officer, entered into a Consulting Agreement with us on March 20, 2008. Aside from his duties as a consultant, Mr. Hildebrand also continues to serve as Chairman of our Board of Directors. The term of the Consulting Agreement began on April 1, 2008 and will end on December 31, 2009. During the month of April 2008, Mr. Hildebrand received $22,500 as compensation for his services (equivalent to his salary as President and Chief Executive Officer). Beginning on May 1, 2008 and continuing through December 31, 2008, Mr. Hildebrand provided us with at least 32 hours of service per month and was paid at the rate of $250 per hour. Beginning on January 1, 2009 and continuing through December 31, 2009, Mr. Hildebrand will provide us with at least 16 hours of service per month and will be paid at the rate of $300 per hour. The Board of Directors may, in its discretion, recommend the payment of an annual bonus. We also pay Mr. Hildebrand’s medical and dental coverage through the term of the Consulting Agreement. Mr. Hildebrand received $64,000, in the aggregate, for services rendered under the Consulting Agreement in 2008, including medical and dental insurance coverage. We may terminate the Consulting Agreement with or without cause. If we terminate the Consulting Agreement without cause, we must give Mr. Hildebrand at least 30 days notice and we will be required to pay him, as a severance payment, three months compensation ($14,400). Likewise, if the Consulting Agreement is terminated due to the death of Mr. Hildebrand, we will be required to pay his estate three months compensation. If Mr. Hildebrand wishes to terminate the Consulting Agreement, he must provide us with at least 30 days notice, and no severance payments will be due to him upon termination.
Transactions with Emory University
          Emory University (“Emory”) is a significant stockholder of the Company, and our primary product candidates are based on technology rights subject to a license agreement with Emory (the “Emory License”). The Emory License, among other contractual obligations, requires payments based on milestone achievements, royalties on sales by the Company or on payments to the Company by our sublicensees, and payment of maintenance fees in the event certain milestones are not met within the time periods specified in the contract. We may terminate the Emory License on three months’ written notice. In any event, the Emory License expires on the date of the latest expiration date of the underlying patents. We are also obligated to reimburse Emory University for certain ongoing costs in connection with the filing, prosecution and maintenance of patent applications subject to the Emory License. Such reimbursements to Emory amounted to $102,141 and $243,653 for the years ended December 31, 2008 and 2007, respectively.
          In June 2008, we entered into two subcontracts with Emory for the purpose of conducting research and development activities associated with a grant from the National Institutes of Health. During 2008, we recorded $723,887 of expense associated with these subcontracts. All amounts paid to Emory under these subcontracts are reimbursable to us pursuant to the NIH grant.

SECURITY OWNERSHIP OF PRINCIPAL STOCKHOLDERS, DIRECTORS AND OFFICERS
          Based solely upon information made available to us, the following table sets forth information with respect to the beneficial ownership of our common stock as of June 9, 2009 by (1) each director; (2) each of our Named Executive Officers; (3) all executive officers and directors as a group; and (4) each additional person who is known by us to beneficially own more than 5% of our common stock. Except as otherwise indicated, the holders listed below have sole voting and investment power with respect to all shares of common stock beneficially owned by them.

	Number of Shares
	Beneficially	Percent
Name and Address of Beneficial Owner (1)	Owned	Of Class (2)
Directors and Executive Officers:
Donald G. Hildebrand (3)	72,805,107	9.5%
Andrew J. Kandalepas (4)	22,490,065	3.0%
Dean G. Kollintzas (5)	1,046,667	*
Robert T. McNally (6)	2,464,424	*
Mark W. Reynolds (7)	1,396,667	*
Harriet L. Robinson (8)	65,600,921	8.6%
John N. Spencer, Jr. (9)	1,176,667	*
Peter M. Tsolinas (10)	35,277,057	4.6%

All executive officers and directors as a group (8 persons) (11)	202,257,566	25.3%

Other 5% Stockholders:
Emory University (12)	233,905,253	31.1%
Stavros Papageorgiou (13)	58,709,915	7.5%

*	Less than 1%

(1)	Except as otherwise indicated, the business address of each director and executive officer listed is c/o GeoVax Labs, Inc., 1256 Briarcliff Road, Suite 500, Atlanta, Georgia 30306.

(2)	This table is based upon information supplied by officers and directors, and with respect to principal stockholders, Schedules 13D and 13G filed with the SEC. Beneficial ownership is determined in accordance with the rules of the SEC. Applicable percentage ownership is based on 751,803,510 shares of common stock outstanding as of June 9, 2009. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options currently exercisable, or exercisable within 60 days of June 9, 2009, are deemed outstanding.

(3)	Includes options to purchase 17,791,260 shares of common stock exercisable within 60 days of June 9, 2009. Includes 500,000 shares owned by his spouse.

(4)	Includes options to purchase 1,200,000 shares of common stock exercisable within 60 days of June 9, 2009. Includes 50,000 shares held by daughter and 15,000 shares held by CadServ, Inc. over which Mr. Kandalepas exercises voting control.

(5)	Includes options to purchase 1,046,667 shares of common stock exercisable within 60 days of June 9, 2009.

(6)	Includes options to purchase 1,846,667 shares of common stock exercisable within 60 days of June 9, 2009. Includes 617,757 shares, representing Mr. McNally’s 50% ownership in NuTek Biomedical, LLC, which owns an aggregate 1,235,514 shares.

(7)	Includes options to purchase 1,366,667 shares of common stock exercisable within 60 days of June 9, 2009.

(8)	Includes options to purchase 8,895,630 shares of common stock exercisable within 60 days of June 9, 2009

(9)	Includes options to purchase 1,046,667 shares of common stock exercisable within 60 days of June 9, 2009.

(10)	Includes warrants to purchase 13,790,323 shares of common stock exercisable within 60 days of June 9, 2009

(11)	Includes options and warrants to purchase 46,983,881 shares of common stock exercisable within 60 days of June 9, 2009.

(12)	The address for this stockholder is Administration Building 101, 201 Dowman Drive, Atlanta, Georgia 30322.

(13)	The address for this stockholder is 77, Charilaou Trikoupi Str, 14563 Kifissia Greece. Includes warrants to purchase 27,734,031 shares of common stock exercisable within 60 days of June 9, 2009 and 25,192,013 shares held by his spouse.

THE FUSION TRANSACTION
General
          On May 8, 2008, we entered into the Purchase Agreement with Fusion Capital. Under the Purchase Agreement, Fusion Capital is obligated, under certain conditions, to purchase shares from us in an aggregate amount of up to $10.0 million from time to time over a twenty-five (25) month period. Under the terms of the Purchase Agreement, Fusion Capital received a commitment fee consisting of 2,480,510 shares of our common stock. Also, we agreed to issue to Fusion Capital up to an additional 2,480,510 shares as a commitment fee pro rata as we receive the up to $10.0 million of future funding. As of June 9, 2009, we have issued 267,896 of the 2,480,510 shares. As of June 9, 2009, there were 752,564,992 shares outstanding (including shares held by non-affiliates) excluding up to 28,530,403 shares offered by Fusion Capital pursuant to this prospectus which we have not yet issued to Fusion Capital. If all of such 28,530,403 shares were issued and outstanding as of the date hereof, the 40,161,020 shares would represent 5.1% of the total common stock outstanding or 10.3% of the non-affiliate shares outstanding as of the date hereof. The number of shares ultimately offered for sale by Fusion Capital is dependent upon the number of shares purchased by Fusion Capital under the Purchase Agreement.
          Under the Purchase Agreement and the registration rights agreement we are required to register and have included in the offering for resale by Fusion Capital pursuant to this prospectus:
•	2,480,510 shares which were issued as a commitment fee, which, subject to certain exceptions, may not be sold by Fusion Capital until the earlier of 500 days from May 8, 2008, or the termination of the Purchase Agreement;

•	200,000 shares which we issued to Fusion Capital as an expense reimbursement;

•	an additional 2,480,510 shares which we may issue in the future as a commitment fee pro rata as we receive the up to $10.0 million of future funding; and

•	35.0 million shares which we may sell to Fusion Capital.
          All 40,161,020 shares are being offered pursuant to this prospectus. Under the Purchase Agreement, we have the right but not the obligation to sell more than the 35.0 million shares to Fusion Capital. As of the date hereof, we do not have any plans or intent to sell to Fusion Capital any shares beyond this 35.0 million shares. However, if we elect to sell more than the 35.0 million shares (which we have the right but not the obligation to do), we must first register under the Securities Act of 1933 (the “Securities Act”) any additional shares we may elect to sell to Fusion Capital before we can sell such additional shares, which could cause substantial dilution to our shareholders.
          We did not have the right to commence any sales of our shares to Fusion Capital until the SEC declared effective the registration statement of which this prospectus is a part. The registration statement was declared effective on July 1, 2008 and the conditions to commence funding were satisfied. Generally, we have the right but not the obligation from time to time to sell our shares to Fusion Capital in amounts between $80,000 and $1.0 million depending on certain conditions. We have the right to control the timing and amount of any sales of our shares to Fusion Capital subject to certain limitations. The purchase price of the shares will be determined pursuant to a formula based upon the market price of our shares without any fixed discount at the time of each sale. Fusion Capital shall not have the right nor the obligation to purchase any shares of our common stock on any business day that the price of our common stock is below $0.05. There are no negative covenants, restrictions on future fundings, penalties or liquidated damages in the Purchase Agreement or the registration rights agreement. The Purchase Agreement may be terminated by us at any time at our discretion without any cost to us.
Purchase Of Shares Under The Purchase Agreement
          Under the Purchase Agreement, we may direct Fusion Capital to purchase up to $80,000 of our common stock by giving notice (so long as it has been at least four business days since the last purchase). The purchase price per share is equal to the lesser of:
•	the lowest sale price of our common stock on the purchase date; or

•	the average of the three (3) lowest closing sale prices of our common stock during the twelve (12) consecutive business days prior to the date of a purchase by Fusion Capital.

The purchase price will be equitably adjusted for any reorganization, recapitalization, non-cash dividend, stock split, or other similar transaction occurring during the business days used to compute the purchase price. We may direct Fusion Capital to make multiple purchases from time to time in our sole discretion; no sooner than every four business days.
Our Right To Increase the Amount to be Purchased
          In addition to purchases of up to $80,000, we may elect to require Fusion Capital to purchase our shares in an amount up to $100,000 on a single business day provided that our share price is not below $0.11 during the two business days prior to and on the purchase date. We may increase this amount to up to $250,000 if our share price is not below $0.20 during the two business days prior to and on the purchase date. This amount may also be increased to up to $500,000 if our share price is not below $0.40 during the two business days prior to and on the purchase date. This amount may be increased to up to $1.0 million if our share price is not below $0.80 during the two business days prior to and on the purchase date. We may direct Fusion Capital to make multiple large purchases from time to time in our sole discretion; however, at least three business days must have passed since the most recent large purchase was completed. The price at which our common stock would be purchased in this type of larger purchases will be the lesser of (i) the lowest sale price of our common stock on the purchase date and (ii) the lowest purchase price (as described in the bullet points above) during the previous ten business days prior to the purchase date.
Minimum Purchase Price
          Under the Purchase Agreement, we have set a minimum purchase price (“floor price”) of $0.05. However, Fusion Capital shall not have the right nor the obligation to purchase any shares of our common stock in the event that the purchase price would be less than the floor price. Specifically, Fusion Capital shall not have the right or the obligation to purchase shares of our common stock on any business day that the market price of our common stock is below $0.05.
Events of Default
          Generally, Fusion Capital may terminate the Purchase Agreement without any liability or payment to the Company upon the occurrence of any of the following events of default:
•	the effectiveness of the registration statement of which this prospectus is a part of lapses for any reason (including, without limitation, the issuance of a stop order) or is unavailable to Fusion Capital for sale of our common stock offered hereby and such lapse or unavailability continues for a period of ten consecutive business days or for more than an aggregate of thirty business days in any 365-day period;

•	suspension by our principal market (the over-the-counter bulletin board) of our common stock from trading for a period of three consecutive business days;

•	the de-listing of our common stock from our principal market provided our common stock is not immediately thereafter trading on the Nasdaq Global Market, the Nasdaq Capital Market, the New York Stock Exchange or the American Stock Exchange;

•	the transfer agent’s failure for five business days to issue to Fusion Capital shares of our common stock which Fusion Capital is entitled to under the Purchase Agreement;

•	any material breach of the representations or warranties or covenants contained in the Purchase Agreement or any related agreements which has or which could have a material adverse effect on us subject to a cure period of five business days; or

•	any participation or threatened participation in insolvency or bankruptcy proceedings by or against us.
Our Termination Rights
          We have the unconditional right at any time for any reason to give notice to Fusion Capital terminating the Purchase Agreement without any cost to us.
No Short-Selling or Hedging by Fusion Capital
          Fusion Capital has agreed that neither it nor any of its affiliates shall engage in any direct or indirect short-selling or hedging of our common stock during any time prior to the termination of the Purchase Agreement.

Effect of Performance of the Purchase Agreement on Our Shareholders
          All 40,161,020 shares registered in this offering are expected to be freely tradable when sold pursuant to this prospectus. It is anticipated that shares registered in this offering will be sold over a period of up to 25 months from July 1, 2008. The sale by Fusion Capital of a significant amount of shares registered in this offering at any given time could cause the market price of our common stock to decline and to be highly volatile. Fusion Capital may ultimately acquire all, some or none of 28,530,403 shares of common stock not yet issued but registered in this offering. After Fusion Capital has acquired such shares, it may sell all, some or none of such shares. Therefore, sales to Fusion Capital by us under the agreement may result in substantial dilution to the interests of other holders of our common stock. However, we have the right to control the timing and amount of any sales of our shares to Fusion Capital and the agreement may be terminated by us at any time at our discretion without any cost to us.
          In connection with entering into the agreement, we authorized the sale to Fusion Capital of up to 35.0 million shares of our common stock. The number of shares ultimately offered for sale by Fusion Capital under this prospectus is dependent upon the number of shares purchased by Fusion Capital under the agreement. As of June 9, 2009, we have sold 8,862,211 shares to Fusion Capital, and received proceeds of $1,080,000, or an average of $0.12 per share. The following table sets forth the amount of remaining proceeds we would receive from Fusion Capital from the sale of shares at varying purchase prices:

		Percentage of Outstanding	Aggregate Proceeds from the Sale
	Number of Shares to	Shares After Giving Effect to	of Shares
Assumed Average	be Issued if Full	the Issuance to Fusion	to Fusion Capital Under the
Purchase Price	Purchase	Capital(1)	Purchase Agreement
$0.10	26,317,789	3.5%	$2,631,779
$0.26 (2)	26,317,789	3.5%	$6,842,625
$0.30	26,317,789	3.5%	$7,895,337
$0.40	22,300,000	2.9%	$8,920,000
$0.50	17,840,000	2.3%	$8,920,000

(1)	The denominator is based on 752,564,992 shares outstanding as of June 9, 2009, which includes the 8,188,625 shares (11,630,617 shares sold plus 2,948,406 commitment fee shares) previously issued to Fusion Capital and the number of shares set forth in the adjacent column. The numerator is based on the number of shares issuable under the Purchase Agreement at the corresponding assumed purchase price set forth in the adjacent column.

(2)	Closing sale price of our shares on June 9, 2009.

SELLING STOCKHOLDER
          The following table presents information regarding the selling stockholder. Neither the selling stockholder nor any of its affiliates has held a position or office, or had any other material relationship, with us.

Shares to be Sold
in the Offering
Assuming The
		Percentage of	Company Issues The	Percentage of
	Shares Beneficially	Outstanding Shares	Maximum Number of	Outstanding Shares
	Owned Before	Beneficially Owned	Shares Under the	Beneficially Owned
Selling Stockholder	Offering	Before Offering (1)	Purchase Agreement	After Offering(1)
Fusion Capital Fund II, LLC (2)	2,680,510 (3)	0.4%	40,161,020	0%

(1)	Applicable percentage of ownership is based on 743,414,885 shares of our common stock outstanding as of June 26, 2008 (prior to commencement of the offering), together with securities exercisable or convertible into shares of common stock within sixty days of June 26, 2008 (prior to commencement of the offering), for the selling stockholder. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Shares of common stock are deemed to be beneficially owned by the person holding such securities for the purpose of computing the percentage of ownership of such person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

(2)	Steven G. Martin and Joshua B. Scheinfeld, the principals of Fusion Capital, are deemed to be beneficial owners of all of the shares of common stock owned by Fusion Capital. Messrs. Martin and Scheinfeld have shared voting and disposition power over the shares being offered under this prospectus.

(3)	We have included in this prospectus 40,161,020 shares in the aggregate. The numbers in the table are as of June 26, 2008, prior to the commencement of the offering. As of the date hereof the 40,161,020 shares consist of the following: (1) 2,708,718 shares which have already been issued as a commitment fee, (2) 200,000 shares which we have issued to Fusion Capital as an expense reimbursement, (3) 8,682,211 shares sold to Fusion under the Purchase Agreement (4) up to an additional 26,317,789 shares that we may sell to Fusion Capital and (5) up to an additional 2,212,614 shares issuable in the future as a commitment fee pro rata as we receive the up to $8,920,000 million of future funding. Therefore we may issue to Fusion Capital up to an additional 28,530,403 shares under the purchase agreement. Fusion Capital does not presently beneficially own any of these 28,530,403 shares as determined in accordance with the rules of the SEC.
USE OF PROCEEDS
          This prospectus relates to shares of our common stock that may be offered and sold from time to time by Fusion Capital, the selling stockholder. We will receive no direct proceeds from the sale of shares of common stock in this offering. However, we have received $1,080,000 through sales to Fusion Capital through June 9, 2009, and we may receive up to $8,920,000 million in proceeds from the sale of up to 26,317,789 shares of our common stock remaining to be sold to Fusion Capital under the Purchase Agreement. Proceeds received to date, and any additional proceeds from Fusion Capital we receive under the common stock Purchase Agreement have been and will be used, together with other funds available to us: (a) to manufacture vaccine supplies for our planned clinical trials; (b) to provide technical support and other assistance to the HVTN during the conduct of our planned Phase II clinical trial for a preventative HIV vaccine; (c) to plan and conduct a Phase II clinical trial investigating the use of our vaccine as a therapeutic treatment for individuals already infected with HIV; and (d) for working capital and general corporate purposes.

PLAN OF DISTRIBUTION
          The common stock offered by this prospectus is being offered by Fusion Capital Fund II, LLC, the selling stockholder (“Fusion Capital”). The common stock may be sold or distributed from time to time by the selling stockholder directly to one or more purchasers or through brokers, dealers, or underwriters who may act solely as agents at market prices prevailing at the time of sale, at prices related to the prevailing market prices, at negotiated prices, or at fixed prices, which may be changed. The sale of the common stock offered by this prospectus may be effected in one or more of the following methods:
•	ordinary brokers’ transactions;

•	transactions involving cross or block trades;

•	through brokers, dealers, or underwriters who may act solely as agents;

•	“at the market” into an existing market for the common stock such as the over-the-counter bulletin board;

•	in other ways not involving market makers or established business markets, including direct sales to purchasers or sales effected through agents;

•	in privately negotiated transactions; or

•	any combination of the foregoing.
          In order to comply with the securities laws of certain states, if applicable, the shares may be sold only through registered or licensed brokers or dealers. In addition, in certain states, the shares may not be sold unless they have been registered or qualified for sale in the state or an exemption from the registration or qualification requirement is available and complied with.
          Brokers, dealers, underwriters, or agents participating in the distribution of the shares as agents may receive compensation in the form of commissions, discounts, or concessions from the selling stockholder and/or purchasers of the common stock for whom the broker-dealers may act as agent. The compensation paid to a particular broker-dealer may be less than or in excess of customary commissions.
          Fusion Capital is an “underwriter” within the meaning of the Securities Act.
          Neither we nor Fusion Capital can presently estimate the amount of compensation that any agent will receive. We know of no existing arrangements between Fusion Capital, any other stockholder, broker, dealer, underwriter, or agent relating to the sale or distribution of the shares offered by this prospectus. At the time a particular offer of shares is made, a prospectus supplement, if required, will be distributed that will set forth the names of any agents, underwriters, or dealers and any compensation from the selling stockholder, and any other required information.
          We will pay all of the expenses incident to the registration, offering, and sale of the shares to the public other than commissions or discounts of underwriters, broker-dealers, or agents. We have also agreed to indemnify Fusion Capital and related persons against specified liabilities, including liabilities under the Securities Act.
          Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers, and controlling persons, we have been advised that in the opinion of the SEC this indemnification is against public policy as expressed in the Securities Act and is therefore, unenforceable.
          Fusion Capital and its affiliates have agreed not to engage in any direct or indirect short selling or hedging of our common stock during the term of the Purchase Agreement.
          We have advised Fusion Capital that while it is engaged in a distribution of the shares included in this prospectus it is required to comply with Regulation M promulgated under the Securities Exchange Act of 1934, as amended. With certain exceptions, Regulation M precludes the selling stockholder, any affiliated purchasers, and any broker-dealer or other person who participates in the distribution from bidding for or purchasing, or attempting to induce any person to bid for or purchase any security which is the subject of the distribution until the entire distribution is complete. Regulation M also prohibits any bids or purchases made in order to stabilize the price of a security in connection with the distribution of that security. All of the foregoing may affect the marketability of the shares offered hereby this prospectus.
          This offering will terminate on the date that all shares offered by this prospectus have been sold by Fusion Capital.
DESCRIPTION OF SECURITIES
          The following description of our capital stock is summarized from, and qualified in its entirety by reference to, our certificate of incorporation, which has been previously filed with the SEC and is incorporated herein by reference. This summary is not intended to give full effect to provisions of statutory or common law. We urge you to review the following documents because they, and not this summary, define your rights as a holder of shares of common stock or preferred stock:
•	The General Corporation Law of the State of Delaware (the “DGCL”), as it may be amended from time to time;

•	Our certificate of incorporation, as it may be amended or restated from time to time, and

•	Our bylaws, as they may be amended or restated from time to time.
General
          Our authorized capital stock consists of 910,000,000 shares, which are divided into two classes consisting of 900,000,000 shares of common stock, par value $0.001 per share, and 10,000,000 shares of preferred stock, par value $0.01 per share. As of June 9, 2009, there were issued and outstanding 752,564,992 shares of common stock, options to purchase 46,947,757 shares of common stock and warrants to purchase 69,022,634 shares of common stock. No shares of preferred stock were outstanding.
Common Stock
          Holders of our common stock are entitled to one vote for each share held in the election of directors and in all other matters to be voted on by the stockholders. There is no cumulative voting in the election of directors. Holders of common stock are entitled to receive dividends as may be declared from time to time by our Board of Directors out of funds legally available therefor. In the event of liquidation, dissolution or winding up of the Company, holders of common stock are to share in all assets remaining after the payment of liabilities. Holders of common stock have no pre-emptive or conversion rights and are not subject to further calls or assessments. There are no redemption or sinking fund provisions applicable to the common stock. The rights of the holders of the common stock are subject to any rights that may be fixed for holders of preferred stock. All of the outstanding shares of common stock are fully paid and non-assessable.
          We issued new stock certificates, upon request, to stockholders of record upon the effective date of the reincorporation merger and each issued and outstanding share of our common stock immediately prior to the effective date of the merger evidenced ownership of the shares of common stock of GeoVax after the effective date of the merger.
Preferred Stock
          We are also authorized to issue 10,000,000 shares of preferred stock. Under our certificate of incorporation, the Board of Directors has the power, without further action by the holders of common stock, to designate the relative rights and preferences of the preferred stock, and issue the preferred stock in one or more series as designated by the Board of Directors. The designation of rights and preferences could include preferences as to liquidation, redemption and conversion rights, voting rights, dividends or other preferences, any of which may be dilutive of the interest of the holders of the common stock or the preferred stock of any other series. The ability of directors, without stockholder approval, to issue additional shares of preferred stock could be used as anti-takeover measures. Anti-takeover measures may result in you receiving less for your stock than you otherwise might. The issuance of preferred stock creates additional securities with dividend and liquidation preferences over common stock, and may have the effect of delaying or preventing a change in control without further stockholder action and may adversely affect the rights and powers, including voting rights, of the holders of common stock. In certain circumstances, the issuance of preferred stock could depress the market price of the common stock.

Delaware anti-takeover law
          We have elected not to be subject to certain provisions of Delaware law that could make it more difficult to acquire us by means of a tender offer, a proxy contest, open market purchases, removal of incumbent directors and otherwise. These provisions, summarized below, are expected to discourage types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us to first negotiate with us.
          In general, Section 203 of the DGCL prohibits a publicly held Delaware corporation from engaging in various “business combination” transactions with any interested stockholder for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:
•	The transaction is approved by the board of directors prior to the date the interested stockholder obtained interested stockholder status;

•	Upon consummation of the transaction that resulted in the stockholder’s becoming an interested stockholder, the stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by (a) persons who are directors and also officers and (b) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	On or subsequent to the date the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.
          A “business combination” is defined to include mergers, asset sales and other transactions resulting in financial benefit to a stockholder. In general, an “interested stockholder” is a person who, together with affiliates and associates, owns or within three years, did own, 15% or more of a corporation’s voting stock.
          Section 203 applies to Delaware corporations that have a class of voting stock that is listed on a national securities exchange or held of record by more than 2,000 stockholders; provided, however, the restrictions of this statute will not apply to a corporation if:
•	the corporation’s original charter contains a provision expressly electing not to be governed by the statute,

•	the Board of Directors adopts an amendment to the corporation’s bylaws within 90 days of the effective date of the statute expressly electing not to be governed by it,

•	the stockholders of the corporation adopt an amendment to its charter or bylaws expressly electing not to be governed by the statute (so long as such amendment is approved by the affirmative vote of a majority of the shares entitled to vote),

•	a stockholder becomes an interested stockholder inadvertently and as soon as practicable divests himself of ownership of sufficient shares so that he ceases to be an interested stockholder and during the three year period immediately prior to a business combination would not have been an interested stockholder but for the inadvertent acquisition,

•	the business combination is proposed prior to the consummation or abandonment of a merger or consolidation, a sale, lease, exchange, mortgage, pledge, transfer or other disposition of assets of the corporation or a proposed tender or exchange offer for 50% or more of the outstanding voting shares of the corporation, or

•	the business combination is with an interested stockholder who became an interested stockholder at a time when the restrictions contained in the statutes did not apply.
          Our certificate of incorporation includes a provision electing not to be governed by Section 203 of the DCGL. Accordingly, our Board of Directors does not have the power to reject certain business combinations with interested stockholders based on Section 203 of the DCGL.

WHERE YOU CAN FIND MORE INFORMATION
          We are subject to the informational reporting requirements of the Exchange Act, which requires us to file annual, quarterly, and current reports, proxy statements and other information with the SEC. The SEC maintains an Internet site that contains such information regarding issuers that file electronically, such as GeoVax Labs, Inc. The public may inspect our filings over the Internet at the SEC’s home page at www.sec.gov . The public may also read and copy any document we file at the Public Reference Room of the SEC at 100 F Street, N.E., Washington, DC 20549. Information on the operation of the Public Reference Room may be obtained by the public by calling the SEC at 1-800-SEC-0330.
EXPERTS
          The audited consolidated financial statements of GeoVax, Labs, Inc. and subsidiary for the years ended December 31, 2008, 2007 and 2006 and for the period of time considered part of the development stage from January 1, 2006 to December 31, 2008, included in the Registration Statement have been audited by Porter Keadle Moore LLP, an independent registered public accounting firm, as set forth in its report appearing herein. Such financial statements have been so included in reliance upon the reports of such firm given upon its authority as an expert in accounting and auditing.
LEGAL MATTERS
          The validity of the shares of our common stock offered by the selling stockholder has been passed upon by the law firm of Womble Carlyle Sandridge & Rice, PLLC, Atlanta, Georgia.

GEOVAX LABS, INC.
(A DEVELOPMENT-STAGE ENTERPRISE)
INDEX TO 2008 CONSOLIDATED FINANCIAL STATEMENTS

Years Ended 2008, 2007 and 2006 and the Period from Inception (June 27, 2001) to December 31, 2008

Report of Independent Registered Public Accounting Firm on Financial Statements	F- 2
Consolidated Balance Sheets as of December 31, 2008 and 2007	F- 3
Consolidated Statements of Operations for the years ended December 31, 2008, 2007 and 2006 and for the Period from Inception (June 27, 2001) to December 31, 2008	F- 4
Consolidated Statements of Stockholders’ Equity (Deficiency) for the Period from Inception (June 27, 2001) to December 31, 2008	F- 5
Consolidated Statements of Cash Flows for the years ended December 31, 2008, 2007 and 2006 and for the Period from Inception (June 27, 2001) to December 31, 2008	F- 6
Notes to Consolidated Financial Statements	F- 7
Schedule II — Valuation and Qualifying Accounts for the Years Ended December 31, 2008, 2007 and 2006	F- 20

Three Months Ended March 31, 2009 and 2008 and the Period from Inception (June 27, 2001) to March 31, 2009 (unaudited)

Condensed Consolidated Balance Sheets as of March 31, 2009 (unaudited) and December 31, 2008	F-21

Condensed Consolidated Statements of Operations for the three months ended March 31, 2009 and 2008 and for the period from inception (June 27, 2001) to March 31, 2009 (unaudited)	F-22

Condensed Consolidated Statements of Stockholders’ Equity (Deficiency) for the period from inception (June 27, 2001) to March 31, 2009 (unaudited)	F-23

Condensed Consolidated Statements of Cash Flows for the three months ended March 31, 2009 and 2008 and for the period from inception (June 27, 2001) to March 31, 2009 (unaudited)	F-25

Notes to Interim Condensed Consolidated Financial Statements	F-26

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON FINANCIAL STATEMENTS

To the Board of Directors
GeoVax Labs, Inc.
Atlanta, Georgia

We have audited the accompanying consolidated balance sheet of GeoVax Labs, Inc. and subsidiary (a development stage company) (the “Company”) as of December 31, 2008 and 2007, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2008, and for the period of time considered part of the development stage from January 1, 2006 to December 31, 2008, except we did not audit the Company’s financial statements for the period from June 27, 2001 to December 31, 2005 which were audited by other auditors. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of GeoVax Labs, Inc. and subsidiary as of December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

Our audit of the consolidated financial statements also included the financial statement schedule of the Company, listed in Item 15(a) of this Form 10-K. This schedule is the responsibility of the Company’s management. Our responsibility is to express an opinion based on our audit of the consolidated financial statements. In our opinion, the financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), GeoVax Labs, Inc. and subsidiary’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated March 5, 2009, expressed an unqualified opinion on the effectiveness of GeoVax Labs, Inc.’s internal control over financial reporting.

/s/  PORTER KEADLE MOORE LLP

Atlanta, Georgia
March 5, 2009

GEOVAX LABS, INC.
(A DEVELOPMENT-STAGE ENTERPRISE)
CONSOLIDATED BALANCE SHEETS

	December 31,
	2008	2007

ASSETS
Current assets:
Cash and cash equivalents	$2,191,180	$1,990,356
Grant funds receivable	311,368	93,260
Stock subscriptions receivable	—	897,450
Prepaid expenses and other	299,286	49,748

Total current assets	2,801,834	3,030,814
Property and equipment, net of accumulated depreciation of $112,795 and $76,667 at December 31, 2008 and 2007, respectively	138,847	75,144
Other assets:
Licenses, net of accumulated amortization of $134,276 and $109,390 at December 31, 2008 and 2007, respectively	114,580	139,466
Deposits	980	980

Total other assets	115,560	140,446

Total assets	$3,056,241	$3,246,404

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued expenses	$176,260	$390,993
Amounts payable to related parties	170,162	156,225
Accrued salaries	—	51,320

Total current liabilities	346,422	598,538
Commitments (Note 5)
Stockholders’ equity:
Common stock, $.001 par value, 900,000,000 shares authorized 747,448,876 and 731,627,926 shares outstanding at December 31, 2008 and 2007, respectively	747,449	731,628
Additional paid-in capital	16,215,966	12,441,647
Deficit accumulated during the development stage	(14,253,596)	(10,525,409)

Total stockholders’ equity	2,709,819	2,647,866

Total liabilities and stockholders’ equity	$3,056,241	$3,246,404

See accompanying report of independent registered public accounting firm and notes to financial statements.

GEOVAX LABS. INC.
(A DEVELOPMENT-STAGE ENTERPRISE)
CONSOLIDATED STATEMENTS OF OPERATIONS

				From Inception
	Years Ended December 31,			(June 27, 2001) to
	2008	2007	2006	December 31, 2008

Grant revenue	$2,910,170	$237,004	$852,905	$6,558,355
Operating expenses:
Research and development	3,741,489	1,757,125	665,863	12,491,663
General and administrative	2,970,068	2,784,182	843,335	8,598,125

	6,711,557	4,541,307	1,509,198	21,089,788

Loss from operations	(3,801,387)	(4,304,303)	(656,293)	(14,531,433)
Other income (expense):
Interest income	73,200	62,507	72,127	283,506
Interest expense	—	—	—	(5,669)

	73,200	62,507	72,127	277,837

Net loss	$(3,728,187)	$(4,241,796)	$(584,166)	$(14,253,596)

Basic and diluted:
Loss per common share	$(0.01)	$(0.01)	$(0.00)	$(0.03)
Weighted average shares	740,143,397	714,102,311	414,919,141	425,026,119

See accompanying report of independent registered public accounting firm and notes to financial statements.

GEOVAX LABS, INC.
(A DEVELOPMENT-STAGE ENTERPRISE)
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIENCY)

					Deficit
					Accumulated	Total
				Stock	during the	Stockholders’
	Common Stock		Additional	Subscription	Development	Equity
	Shares	Amount	Paid In Capital	Receivable	Stage	(Deficiency)

Capital contribution at inception (June 27, 2001)	—	$—	$10	$—	$—	$10
Net loss for the year ended December 31, 2001	—	—	—	—	(170,592)	(170,592)

Balance at December 31, 2001	—	—	10	—	(170,592)	(170,582)
Sale of common stock for cash	139,497,711	139,498	(139,028)	—	—	470
Issuance of common stock for technology license	35,226,695	35,227	113,629	—	—	148,856
Net loss for the year ended December 31, 2002	—	—	—	—	(618,137)	(618,137)

Balance at December 31, 2002	174,724,406	174,725	(25,389)	—	(788,729)	(639,393)
Sale of common stock for cash	61,463,911	61,464	2,398,145	—	—	2,459,609
Net loss for the year ended December 31, 2003	—	—	—	—	(947,804)	(947,804)

Balance at December 31, 2003	236,188,317	236,189	2,372,756	—	(1,736,533)	872,412
Sale of common stock for cash and stock subscription receivable	74,130,250	74,130	2,915,789	(2,750,000)	—	239,919
Cash payments received on stock subscription receivable	—	—	—	750,000	—	750,000
Issuance of common stock for technology license	2,470,998	2,471	97,529	—	—	100,000
Net loss for the year ended December 31, 2004	—	—	—	—	(2,351,828)	(2,351,828)

Balance at December 31, 2004	312,789,565	312,790	5,386,074	(2,000,000)	(4,088,361)	(389,497)
Cash payments received on stock subscription receivable	—	—	—	1,500,000		1,500,000
Net loss for the year ended December 31, 2005	—	—	—	—	(1,611,086)	(1,611,086)

Balance at December 31, 2005	312,789,565	312,790	5,386,074	(500,000)	(5,699,447)	(500,583)
Cash payments received on stock subscription receivable	—	—	—	500,000	—	500,000
Conversion of preferred stock to common stock	177,542,538	177,543	897,573	—	—	1,075,116
Common stock issued in connection with merger	217,994,566	217,994	1,494,855	—	—	1,712,849
Issuance of common stock for cashless warrant exercise	2,841,274	2,841	(2,841)	—	—	—
Net loss for the year ended December 31, 2006	—	—	—	—	(584,166)	(584,166)

Balance at December 31, 2006	711,167,943	711,168	7,775,661	—	(6,283,613)	2,203,216
Sale of common stock for cash	20,336,433	20,336	3,142,614	—	—	3,162,950
Issuance of common stock upon stock option exercise	123,550	124	4,876	—	—	5,000
Stock-based compensation expense	—	—	1,518,496	—	—	1,518,496
Net loss for the year ended December 31, 2007	—	—	—	—	(4,241,796)	(4,241,796)

Balance at December 31, 2007	731,627,926	731,628	12,441,647	—	(10,525,409)	2,647,866
Sale of common stock for cash in private placement transactions	8,806,449	8,806	1,356,194	—	—	1,365,000
Transactions related to common stock purchase agreement with Fusion Capital	6,514,501	6,515	399,576	—	—	406,091
Stock-based compensation:
Stock options	—	—	1,798,169	—	—	1,798,169
Consultant warrants	—	—	146,880	—	—	146,880
Issuance of common stock for consulting services	500,000	500	73,500	—	—	74,000
Net loss for the year ended December 31, 2008	—	—	—	—	(3,728,187)	(3,728,187)

Balance at December 31, 2008	747,448,876	$747,449	$16,215,966	$—	$(14,253,596)	$2,709,819

See accompanying report of independent registered public accounting firm and notes to financial statements.

GEOVAX LABS. INC.
(A DEVELOPMENT-STAGE ENTERPRISE)
CONSOLIDATED STATEMENTS OF CASH FLOWS

				From Inception
	Years Ended December 31,			(June 27, 2001) to
	2008	2007	2006	December 31, 2008

Cash flows from operating activities:
Net loss	$(3,728,187)	$(4,241,796)	$(584,166)	$(14,253,596)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation and amortization	61,014	54,461	49,095	247,071
Accretion of preferred stock redemption value	—	—	58,561	346,673
Stock-based compensation expense	2,019,049	1,518,496	—	3,537,545
Changes in assets and liabilities
Grant funds receivable	(218,108)	(93,260)	—	(311,368)
Stock subscriptions receivable	—	(897,450)	—	—
Prepaid expenses and other current assets	(249,538)	(11,618)	124,701	(299,286)
Deposits	—	—	—	(980)
Accounts payable and accrued expenses	(252,116)	405,424	(123,227)	346,422
Unearned grant revenue	—	—	(852,905)	—

Total adjustments	1,360,301	976,053	(743,775)	3,866,077

Net cash used in operating activities	(2,367,886)	(3,265,743)	(1,327,941)	(10,387,519)
Cash flows from investing activities:
Purchase of property and equipment	(99,831)	—	(69,466)	(251,642)

Net cash used in investing activities	(99,831)	—	(69,466)	(251,642)
Cash flows from financing activities:
Net proceeds from sale of common stock	2,668,541	3,162,950	2,212,849	12,096,898
Net proceeds from exercise of stock options	—	5,000	—	5,000
Net proceeds from sale of preferred stock	—	—	—	728,443

Net cash provided by financing activities	2,668,541	3,167,950	2,212,849	12,830,341

Net increase (decrease) in cash and cash equivalents	200,824	(97,793)	815,442	2,191,180
Cash and cash equivalents at beginning of period	1,990,356	2,088,149	1,272,707	—

Cash and cash equivalents at end of period	$2,191,180	$1,990,356	$2,088,149	$2,191,180

Supplemental disclosure of cash flow information Interest paid	$—	$—	$—	$5,669

Supplemental disclosure of non-cash investing and financing activities:

In connection with the Merger discussed in Note 6, all of the outstanding shares of the Company’s mandatory redeemable convertible preferred stock were converted into shares of common stock as of September 28, 2006.

See accompanying report of independent registered public accounting firm and notes to financial statements.

GEOVAX LABS, INC.
(A DEVELOPMENT-STAGE ENTERPRISE)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2008, 2007 and 2006 and
Period from Inception (June 27, 2001) to December 31, 2008

1.	Nature of Business

GeoVax Labs, Inc. (“GeoVax” or the “Company”), is a development stage biotechnology company focused on developing human vaccines for diseases caused by Human Immunodeficiency Virus (HIV) and other infectious agents. As discussed in Note 3, the Company has exclusively licensed from Emory University vaccine technology which was developed in collaboration with the National Institutes of Health (NIH) and the Centers for Disease Control and Prevention (CDC).

The Company was originally incorporated in June 1988 under the laws of Illinois as Dauphin Technology, Inc. (“Dauphin”). Dauphin was unsuccessful and its operations were terminated in December 2003. In September 2006, Dauphin completed a merger (the “Merger”) with GeoVax, Inc. which was incorporated under the laws of Georgia in June 2001 (date of “inception”). As a result of the Merger, the shareholders of GeoVax, Inc. exchanged their shares of common stock for Dauphin common stock and GeoVax, Inc. became a wholly-owned subsidiary of Dauphin. In connection with the Merger, Dauphin changed its name to GeoVax Labs, Inc., replaced its officers and directors with those of GeoVax, Inc. and moved its offices to Atlanta, Georgia. The Company does not conduct any business other than GeoVax, Inc.’s business of developing human vaccines. The Merger was accounted for under the purchase method of accounting as a reverse acquisition in accordance with U.S. generally accepted accounting principles. Under this method of accounting, Dauphin was treated as the acquired company and, accordingly, all financial information prior to the date of Merger presented in the accompanying condensed consolidated financial statements, or in the notes herein, as well as any references to prior operations, are those of GeoVax, Inc. In June 2008, the Company was reincorporated under the laws of the State of Delaware.

The Company is devoting all of its present efforts to research and development. We have funded our activities to date almost exclusively from equity financings and government grants, and we will continue to require substantial funds to continue these activities.

In September 2007, the National Institutes of Health awarded the Company a grant of approximately $15 million (approximately $3 million awarded annually) to be funded over a 5 year period (see Note 4). And in May 2008, we entered into a $10 million common stock purchase agreement with a third party institutional fund (see Note 7) which we are presently utilizing to meet our additional cash needs, there is currently approximately $9.4 million remaining in undrawn funds pursuant to this arrangement. We expect that the proceeds from the NIH grant, combined with our existing cash resources and our anticipated use of the common stock purchase agreement, will be sufficient to fund our planned activities through 2009 and into 2010. The extent to which we rely on the common stock purchase agreement as a source of funding will depend on a number of factors including the prevailing market price of our common stock and the extent to which we can secure working capital from other sources if we choose to seek such other sources.

While we believe that we will be successful in obtaining the necessary financing to fund our operations through the aforementioned financing arrangement or through other sources, the Company’s ability to succeed in its operations is ultimately dependent upon management of our cash resources, successful development of our product candidates, entering into licensing, collaboration or partnership agreements, execution of future financings or transactions and ultimately, upon achievement of positive cash flow from operations. There can be no assurance that additional funds will be available on terms acceptable to the Company or that the Company will ever become profitable.

GEOVAX LABS, INC.
(A DEVELOPMENT-STAGE ENTERPRISE)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2.	Summary of Significant Accounting Policies

Basis of Presentation and Principles of Consolidation

As more thoroughly discussed in Note 6, the accompanying consolidated financial statements include the accounts of GeoVax, Inc. from inception together with those of GeoVax Labs, Inc. from September 28, 2006. All intercompany transactions have been eliminated in consolidation.

Development-Stage Enterprise

The Company is a development stage enterprise as defined by Statement of Financial Accounting Standards (“SFAS”) No. 7, Accounting and Reporting by Development Stage Enterprises. All losses accumulated since inception (June 27, 2001) have been considered as part of the Company’s development stage activities.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Cash and Cash Equivalents

We consider all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Our cash and cash equivalents consist primarily of bank deposits and high yield money market accounts. The recorded values approximate fair market values due to the short maturities.

Fair Value of Financial Instruments and Concentration of Credit Risk

Financial instruments that subject us to concentration of credit risk consist primarily of cash and cash equivalents, which are maintained by a high credit quality financial institution. The carrying values reported in the balance sheets for cash and cash equivalents approximate fair values.

Property and Equipment

Property and equipment are stated at cost. Expenditures for maintenance and repairs are charged to operations as incurred, while additions and improvements are capitalized. Depreciation is computed using the straight-line method over the estimated useful lives of the assets which range from three to five years. Depreciation expense was $36,128, $29,575 and $24,210 during the years ended December 31, 2008, 2007 and 2006, respectively.

Other Assets

Other assets consist principally of license agreements for the use of technology obtained through the issuance of the Company’s common stock. These license agreements are amortized on a straight line basis over ten years. Amortization expense related to these agreements was $24,886 during each of the years ended December 31, 2008, 2007 and 2006, respectively, and is expected to be $24,886, $24,886, $24,886, $19,923 and $10,000 for each of the next five years, respectively.

GEOVAX LABS, INC.
(A DEVELOPMENT-STAGE ENTERPRISE)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Impairment of Long-Lived Assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to the future net cash flows expected to be generated by such assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the discounted expected future net cash flows from the assets.

Accrued Liabilities

As part of the process of preparing our financial statements, we estimate expenses that we believe we have incurred, but have not yet been billed by our third party vendors. This process involves identifying services and activities that have been performed by such vendors on our behalf and estimating the level to which they have been performed and the associated cost incurred for such service as of each balance sheet date in our financial statements. Examples of expenses for which we accrue include fees for professional services and fees owed to contract manufacturers in conjunction with the manufacture of vaccines for our clinical trials. We make these estimates based upon progress of activities related to contractual obligations and information received from vendors.

Restatement for Recapitalization

All share amounts and per share figures in the accompanying consolidated financial statements and the related footnotes have been restated for the 2006 recapitalization discussed in Note 6, based on the 29.6521 exchange ratio indicated therein.

Net Loss Per Share

Basic and diluted loss per common share are computed based on the weighted average number of common shares outstanding. All common share equivalents (which consist of options and warrants) are excluded from the computation of diluted loss per share since the effect would be antidilutive. Common share equivalents which could potentially dilute basic earnings per share in the future, and which were excluded from the computation of diluted loss per share, totaled: 114,829,102; 93,637,594; and 56,431,032 shares at December 31, 2008, 2007 and 2006, respectively.

Revenue Recognition

We recognize revenue in accordance with the SEC’s Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements, as amended by Staff Accounting Bulletin No. 104, Revenue Recognition, (“SAB 104”). SAB 104 provides guidance in applying U.S. generally accepted accounting principles to revenue recognition issues, and specifically addresses revenue recognition for upfront, nonrefundable fees received in connection with research collaboration agreements. During 2008 and 2007, our revenue consisted of government grant revenue received directly from the National Institutes of Health (see Note 4); in prior years our revenue consisted of grant revenue subcontracted to us from Emory University pursuant to collaborative arrangements. Revenue from these arrangements is approximately equal to the costs incurred and is recorded as income as the related costs are incurred.

Research and Development Expense

Research and development expense primarily consists of costs incurred in the discovery, development, testing and manufacturing of the Company’s product candidates. These expenses consist primarily of (i) fees

GEOVAX LABS, INC.
(A DEVELOPMENT-STAGE ENTERPRISE)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

paid to third-party service providers to perform, monitor and accumulate data related to the Company’s preclinical studies and clinical trials, (ii) costs related to sponsored research agreements, (iii) the costs to procure and manufacture materials used in clinical trials, (iv) laboratory supplies and facility-related expenses to conduct development, and (v) salaries, benefits, and share-based compensation for personnel. These costs are charged to expense as incurred.

Patent Costs

Our expenditures relating to obtaining and protecting patents are charged to expense when incurred, and are included in general and administrative expense.

Period to Period Comparisons

Our operating results are expected to fluctuate for the foreseeable future. Therefore, period-to-period comparisons should not be relied upon as predictive of the results for future periods.

Income Taxes

We account for income taxes using the liability method. Under this method, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted rates in effect for the year in which temporary differences are expected to be recovered or settled. Deferred tax assets are reduced by a valuation allowance unless, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will be realized.

Stock-Based Compensation

Effective January 1, 2006, we adopted Financial Accounting Standards Board (“FASB”) Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payments (“SFAS 123R”), which requires the measurement and recognition of compensation expense for all share-based payments made to employees and directors based on estimated fair values on the grant date. SFAS 123R replaces SFAS 123, Accounting for Stock-Based Compensation (“SFAS 123”), and supersedes Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees. We adopted SFAS 123R using the prospective application method which requires us to apply the provisions of SFAS 123R prospectively to new awards and to awards modified, repurchased or cancelled after December 31, 2005. Awards granted after December 31, 2005 are valued at fair value in accordance with the provisions of SFAS 123R and expensed on a straight line basis over the service periods of each award. See Note 7 for additional stock-based compensation information.

Recent Accounting Pronouncements

Effective January 1, 2008, we adopted FASB Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“SFAS 157”). SFAS 157 provides enhanced guidance for using fair value to measure assets and liabilities. SFAS 157 provides a common definition of fair value and establishes a framework to make the measurement of fair value under generally accepted accounting principles more consistent and comparable. SFAS 157 also requires expanded disclosures to provide information about the extent to which fair value is used to measure assets and liabilities, the methods and assumptions used to measure fair value, and the effect of fair value measures on earnings. In February 2008, the FASB issued Staff Position No. 157-2, (“FSP 157-2”) which delayed the January 1, 2008 effective date of SFAS 157 for all nonfinancial assets and nonfinancial liabilities, except those already being recognized or disclosed at fair value in the financial

GEOVAX LABS, INC.
(A DEVELOPMENT-STAGE ENTERPRISE)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

statements on a recurring basis (at least annually), until January 1, 2009. Implementation of these standards had no impact on our results of operations, financial position, or cash flows.

Effective January 1, 2008, we adopted FASB Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”). SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value and report unrealized gains and losses in earnings. Such accounting is optional and is generally to be applied instrument by instrument. We currently have no instruments for which we are applying the fair value accounting option provided by SFAS 159, therefore the adoption of SFAS 159 had no impact on our results of operations, financial position, or cash flows.

Effective January 1, 2008, we adopted FASB Emerging Issues Task Force Issue No. 07-3, “Accounting for Nonrefundable Advance Payments for Goods or Services to Be Used in Future Research and Development Activities” (“EITF 07-3”). EITF No. 07-3 addresses the diversity that exists with respect to the accounting for the non-refundable portion of a payment made by a research and development entity for future research and development activities. Under EITF 07-3, an entity would defer and capitalize non-refundable advance payments made for research and development activities until the related goods are delivered or the related services are performed. The adoption of EITF 07-3 did not have a material impact on our results of operations, financial position, or cash flows.

In March 2008, the FASB issued Statement of Financial Accounting Standards No. 161, “Disclosures about Derivative Instruments and Hedging Activities” (“SFAS 161”). SFAS 161 amends and expands the disclosure requirements of SFAS 133, “Accounting for Derivative Instruments and Hedging.” SFAS 161 is effective for fiscal years beginning after November 15, 2008. We will adopt SFAS 161 in the first quarter of 2009 and currently expect such adoption to have no impact on our results of operations, financial position, or cash flows.

In April 2008, the FASB issued Staff Position No. 142-3, “Determination of the Useful Life of Intangible Assets” (“FSP 142-3”). FSP 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets”. FSP 142-3 will be effective for us in the first quarter of 2009. We are currently assessing the impact of FSP 142-3 on our financial statements.

In May 2008, the FASB issued Statement of Financial Accounting Standards No. 162, “The Hierarchy of Generally Accepted Accounting Principles” (“SFAS 162”). SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles in the United States. SFAS 162 will become effective 60 days following Securities and Exchange Commission (“SEC”) approval of the Public Company Accounting Oversight Board (PCAOB) amendments to AU Section 411, “The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles.” We do not anticipate the adoption of SFAS 162 will have a material impact on our results of operations, financial position, or cash flows.

In June 2008, the FASB issued Staff Position No. EITF 03-6-1, “Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities” (“EITF 03-6-1”). EITF 03-6-1 addresses whether instruments granted in share-based payment transactions are participating securities prior to vesting, and therefore, need to be included in the earnings allocation in calculating earnings per share under the two-class method described in FASB Statement of Financial Accounting Standards No. 128, “Earnings per Share.” EITF 03-6-1 requires companies to treat unvested share-based payment awards that have non-forfeitable rights to dividend or dividend equivalents as a separate class of securities in calculating

GEOVAX LABS, INC.
(A DEVELOPMENT-STAGE ENTERPRISE)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

earnings per share. EITF 03-6-1 will be effective for us in the first quarter of 2009. We do not expect that such adoption will have a material, if any, effect on our results of operations, financial position, or cash flows.

We do not believe that any other recently issued, but not yet effective, accounting standards if currently adopted would have a material effect on our financial statements.

3.	License Agreements

Emory License — During 2002, we entered into a license agreement with Emory University (the “Emory License”), a related party, for technology required in conjunction with certain products under development by us in exchange for 35,226,695 shares of our common stock valued at $148,856. The Emory License expires on the date of the latest expiration date of the underlying patents. The Emory License, among other contractual obligations, requires payments based on milestone achievements, royalties on our sales or on payments to us by our sublicensees, and payment of maintenance fees in the event certain milestones are not met within the time periods specified in the agreement.

MFD License  — During 2004, we entered into a license agreement with MFD, Inc. in exchange for 2,470,998 shares of our common stock valued at $100,000. Pursuant to this agreement, we obtained a fully paid, worldwide, irrevocable exclusive license to certain patents covering technology that may be employed by our products.

4.	NIH Grant

In September 2007, the National Institutes of Health (NIH) awarded us an Integrated Preclinical/Clinical AIDS Vaccine Development (IPCAVD) grant to support our HIV/AIDS vaccine program. The project period for the grant, which is renewable annually, covers a five year period which commenced October 2007, with an expected annual award of approximately $3 million per year, or $15 million in the aggregate. We are utilizing this funding to further our HIV/AIDS vaccine development, optimization, production and human clinical trial testing. We record revenue associated with the grant as the related costs and expenses are incurred. During 2008 and 2007, we recorded $2,910,170 and $237,004, respectively, of revenue associated with the grant.

5.	Commitments

Leases — We lease the office and laboratory space used for our operations in Atlanta under a lease agreement on a month-to-month basis from Emtech Biotechnology Development, Inc., a related party associated with Emory University. We also share the lease expense for office space in the Chicago area for one of our officers /directors, but we are not obligated under any lease agreement for such space. Rent expense totaled $71,041, $56,588 and $38,921 for the years ended December 31, 2008, 2007 and 2006, respectively.

Manufacturing Contracts — At December 31, 2008, there are approximately $203,000 of unrecorded contractual commitments associated with our vaccine manufacturing activities, for services expected to be rendered to us during 2009.

Vivalis Letter of Intent — In July 2008, we signed a non-binding letter of intent for a proposed license and development agreement for the use of vaccine manufacturing technology owned by Vivalis S.A., a French biopharmaceutical company. Subsequent to the signing of the letter of intent, we paid a signing fee of approximately $241,000 to Vivalis (recorded as a Prepaid Expense in the accompanying Consolidated Balance Sheet) and, upon execution of the final license agreement, we will incur a commitment of approximately $900,000 as our contribution to the development effort, expected to be incurred during the remainder of 2009 and early 2010. As the development milestone fees are denominated in Euros, this estimate of our financial commitment is based on current exchange rates; the actual amounts will be greater or lesser, depending on the actual exchange rates at the time of each milestone achievement.

GEOVAX LABS, INC.
(A DEVELOPMENT-STAGE ENTERPRISE)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

6.	2006 Merger and Recapitalization

In January 2006, Dauphin Technology, Inc. and GeoVax, Inc. entered into an Agreement and Plan of Merger (the “Merger Agreement”), which was consummated on September 28, 2006. In accordance with the Merger Agreement, as amended, Dauphin’s wholly-owned subsidiary, GeoVax Acquisition Corp., merged with and into GeoVax, Inc., which survived the merger and became a wholly-owned subsidiary of Dauphin (the “Merger”). Dauphin then changed its name to GeoVax Labs, Inc. Following the Merger, common shareholders of GeoVax, Inc. and holders of GeoVax, Inc. redeemable convertible preferred stock received 29.6521 shares of the Company’s common stock for each share of GeoVax, Inc. common or preferred stock, or a total of 490,332,103 shares (approximately 69.2%) of the Company’s 708,326,669 shares of common stock then outstanding.

We accounted for the Merger under the purchase method of accounting as a reverse acquisition in accordance with accounting principles generally accepted in the United States for accounting and financial reporting purposes. Under this method of accounting, Dauphin was treated as the “acquired” company. In accordance with guidance applicable to these circumstances, the Merger was considered to be a capital transaction in substance. Accordingly, for accounting purposes, the Merger was treated as the equivalent of GeoVax, Inc. issuing stock for the net monetary assets of Dauphin, accompanied by a recapitalization. The net monetary assets of Dauphin (consisting primarily of cash) were stated at their fair values, essentially equivalent to historical costs, with no goodwill or other intangible assets recorded. The deficit accumulated during the development stage of GeoVax, Inc. was carried forward after the Merger. The accompanying consolidated financial statements reflect the operations of GeoVax, Inc. prior to the Merger, and of the combined companies subsequent to the Merger.

7.	Stockholders’ Equity

Common Stock Transactions

In January 2007, we sold 1,543,210 shares of our common stock to two individual accredited investors for an aggregate purchase price of $250,000. We also issued to the investors warrants to purchase an aggregate of 771,605 shares of common stock at a price of $0.75 per share, expiring on December 31, 2009.

In January 2007, we issued 123,550 shares of our common stock to a former employee for an aggregate purchase price of $5,000, pursuant to the exercise of stock options.

In July 2007, we entered into a Subscription Agreement with an institutional investor (the “Investor”), pursuant to which we agreed to sell shares of our common stock at a price of $0.155 per share for an aggregate purchase price of $7,500,000. The transaction was to be consummated in two closings, during August and November. We also agreed to issue to the Investor a 3 year stock purchase warrant to purchase shares of our common stock at an exercise price of $0.33 per share. In September 2007, the Investor advanced $300,000 to us as payment towards its obligation associated with the first closing, but defaulted on its remaining obligation. In December 2007, we settled with the Investor through the issuance of a pro rata portion of the shares (1,935,484 shares) and warrants (1,571,429 warrants) which would have been issued upon the first closing, in exchange for the $300,000 advanced to us.

In November and December 2007, we sold an aggregate of 16,857,739 shares of our common stock to twenty-six individual accredited investors for an aggregate purchase price of $2,612,950. We also issued to the investors warrants to purchase an aggregate of 26,733,470 shares of common stock at a price of $0.33 per share, 15,096,774 of which expire in December 2012, with the remainder expiring in November/December 2011.

GEOVAX LABS, INC.
(A DEVELOPMENT-STAGE ENTERPRISE)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

In January 2008, we entered into an agreement with a third party consultant for investor relations and financial consulting services which provided for the issuance during 2008 of an aggregate of 500,000 shares of our common stock. During 2008 we recorded general and administrative expense of $74,000 related to the issuance of our common stock pursuant to this arrangement. We also issued a warrant to purchase a total of 2,700,000 shares of our common stock at an exercise price of $0.33 per share, which expires in December 2011. (see “Compensatory Warrants below in this footnote). Concurrent with the execution of this agreement, we terminated a prior agreement with the consultant, resulting in the cancellation of 2,700,000 of the previously issued warrants.

During April and May 2008, we sold an aggregate of 8,806,449 shares of our common stock to 16 individual accredited investors for an aggregate purchase price of $1,365,000. We also issued to the investors warrants to purchase an aggregate of 14,104,841 shares of common stock at a price of $0.33 per share, 8,258,065 of which expire in May 2013, with the remainder expiring in April/May 2012.

Common Stock Purchase Agreement

In May 2008, we signed a common stock purchase agreement (the “Purchase Agreement”) with Fusion Capital Fund II, LLC (“Fusion”). The Purchase Agreement allows us to require Fusion to purchase up to $10 million of our common stock in amounts ranging from $80,000 to $1.0 million per purchase transaction, depending on certain conditions, from time to time over a 25-month period beginning July 1, 2008, the date on which the SEC declared effective the registration statement related to the transaction.

The purchase price of the shares relating to the $10 million of future funding will be based on the prevailing market prices of our shares at the times of the sales without any fixed discount, and we will control the timing and amounts of any sales of shares to Fusion. Fusion does not have the right or the obligation to purchase any shares of our common stock on any business day that the purchase price of our common stock is below $0.05 per share. The Purchase Agreement may be terminated by us at any time at our discretion without any additional cost to us. There are no negative covenants, restrictions on future financings, penalties or liquidated damages in the agreement.

In consideration for entering into the Purchase Agreement, and upon the execution of the Purchase Agreement we issued to Fusion 2,480,510 shares of our common stock as a commitment fee, and we agreed to issue to Fusion up to an additional 2,480,510 commitment fee shares, on a pro rata basis, as we receive the $10 million of future funding. We also issued 200,000 shares of our common stock to Fusion (together with a nominal cash advance) as reimbursement for due diligence expenses. At that time we reserved a total of 37,480,510 of our authorized but unissued shares, in the aggregate, for issuance pursuant to the Purchase Agreement (including the 2,480,510 unissued commitment fee shares). The aggregate value of the commitment fee shares, due diligence fee shares and cash payment issued to Fusion, together with the legal and accounting fees associated with the transaction and the SEC registration, was charged to stockholders’ equity during 2008 upon the issuance of shares sold to Fusion pursuant to the Purchase Agreement. During 2008 we sold 3,709,964 shares to Fusion under the terms of the Purchase Agreement for an aggregate purchase price of $500,000, and issued an additional 124,027 shares to Fusion pursuant to our deferred commitment fee arrangement. During 2009 (through March 5), we sold another 2,400,446 shares to Fusion for an aggregate purchase price of $240,000, and issued an additional 59,532 shares pursuant to our deferred commitment fee arrangement.

Stock Options

In 2006 we adopted the GeoVax Labs, Inc. 2006 Equity Incentive Plan (the “2006 Plan”) for the granting of qualified incentive stock options (“ISO’s”), nonqualified stock options, restricted stock awards or restricted stock bonuses to employees, officers, directors, consultants and advisors of the Company. The exercise price

GEOVAX LABS, INC.
(A DEVELOPMENT-STAGE ENTERPRISE)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

for any option granted may not be less than fair value (110% of fair value for ISO’s granted to certain employees). Options granted under the plans have a maximum ten-year term and generally vest over four years. The Company has reserved 51,000,000 shares of its common stock for issuance under the 2006 Plan.

A summary of our stock option activity under the 2006 Plan as of December 31, 2008, and changes during the year then ended is presented below:

			Weighted-
		Weighted-	Average
		Average	Remaining	Aggregate
	Number of	Exercise	Contractual	Intrinsic
	Shares	Price	Term (yrs)	Value

Outstanding at January 1, ,2008	39,861,090	$0.12
Granted	7,220,000	0.27
Exercised	—	—
Forfeited or expired	(133,333)	0.36

Outstanding at December 31, 2008	46,947,757	$0.12	6.3	$1,613,776

Exercisable at December 31, 2008	35,424,425	$0.10	5.4	$1,613,776

Additional information concerning our stock options for the years ended December 31, 2008, 2007 and 2006 is as follows:

	2008	2007	2006

Weighted average fair value of options granted during the period	$0.12	$0.30	$—
Intrinsic value of options exercised during the period	—	22,181	—
Total fair value of options vested during the period	1,074,454	1,156,020	104,837

We use a Black-Scholes model for determining the grant date fair value of our stock option grants. This model utilizes certain information, such as the interest rate on a risk-free security with a term generally equivalent to the expected life of the option being valued and requires certain other assumptions, such as the expected amount of time an option will be outstanding until it is exercised or expired, to calculate the fair value of stock options granted. The significant assumptions we used in our fair value calculations were as follows (during 2006, we did not grant any stock options; therefore, fair value calculations were not required):

	2008	2007	2006

Weighted average risk-free interest rates	2.9%	4.5%	—
Expected dividend yield	0.0%	0.0%	—
Expected life of option	7 yrs	6.8 yrs	—
Expected volatility	100.5%	135%	—

GEOVAX LABS, INC.
(A DEVELOPMENT-STAGE ENTERPRISE)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Stock-based compensation expense related to the 2006 Plan was $1,798,169, $1,296,196 and $-0- during the years ended December 31, 2008, 2007 and 2006, respectively. The 2008 and 2007 expense includes $425,725 and $242,113, respectively, associated with extensions of previously issued stock option grants (accounted for as reissuances) which were due to expire in 2007 to 2011. Stock option expense is allocated to research and development expense or to general and administrative expense based on the related employee classifications and corresponds to the allocation of employee salaries. For the three years ended December 31, 2008, stock option expense was allocated as follows:

	2008	2007	2006

General and administrative expense	$1,304,128	$1,012,083	$—
Research and development expense	494,041	284,113	—

Total stock option expense	$1,798,169	$1,296,196	$—

As of December 31, 2008, there was $1,842,514 of unrecognized compensation expense related to stock-based compensation arrangements. The unrecognized compensation expense is expected to be recognized over a weighted average remaining period of 1.7 years.

Compensatory Warrants

We may, from time to time, issue stock purchase warrants to consultants or others in exchange for services. A summary of our compensatory warrant activity as of December 31, 2008, and changes during the year then ended is presented below:

			Weighted-
		Weighted-	Average
		Average	Remaining	Aggregate
	Number of	Exercise	Contractual	Intrinsic
	Shares	Price	Term (yrs)	Value

Outstanding at January 1, ,2008	2,700,000	$0.33
Granted	2,700,000	0.33
Exercised	—	—
Forfeited or expired	(2,700,000)	0.33

Outstanding at December 31, 2008	2,700,000	$0.33	3.0	$—

Exercisable at December 31, 2008	2,700,000	$0.33	3.0	$—

Additional information concerning our compensatory warrants for the years ended December 31, 2008, 2007 and 2006 is as follows:

	Year Ended December 31,
	2008	2007	2006

Weighted average fair value of warrants granted during	$0.05	$0.25	$—
the period
Intrinsic value of warrants exercised during the period	—	—	—
Total fair value of warrants vested during the period	146,880	266,760	—

GEOVAX LABS, INC.
(A DEVELOPMENT-STAGE ENTERPRISE)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

We use a Black-Scholes model for determining the grant date fair value of our compensatory warrants. The significant assumptions we used in our fair value calculations were as follows:

	2008	2007	2006

Weighted average risk-free interest rates	2.01%	4.6%	—
Expected dividend yield	0.0%	0.0%	—
Expected life of option	2.5 yrs	3 yrs	—
Expected volatility	99.0%	113.6%	—

Expense associated with compensatory warrants was $146,880, $222,300 and $-0- during the years ended December 31, 2008, 2007 and 2006, respectively. All such expense was allocated to general and administrative expense. As of December 31, 2008, there was no unrecognized compensation expense related to our compensatory warrant arrangements.

Investment Warrants

In addition to outstanding stock options and compensatory warrants, as of December 31, 2008 we have a total of 65,181,345 outstanding stock purchase warrants issued to investors with exercise prices ranging from $0.07 to $0.75 per share. Such warrants have a weighted-average exercise price of $0.25 per share and a weighted-average remaining contractual life of 2.6 years.

8.	Retirement Plan

We participate in a multi-employer defined contribution retirement plan (the “401k Plan”) administered by a third party service provider, and the Company contributes to the 401k Plan on behalf of its employees based upon a matching formula. During the years ended December 31, 2008, 2007 and 2006 our contributions to the 401k Plan were $11,691, $6,535 and $6,744, respectively.

9.	Income Taxes

At December 31, 2008, we have a consolidated federal net operating loss (“NOL”) carryforward of approximately $70 million, available to offset against future taxable income which expires in varying amounts in 2010 through 2028. Additionally, we have approximately $355,000 in research and development (“R&D”) tax credits that expire in 2022 through 2027 unless utilized earlier. No income taxes have been paid to date.

As a result of the Merger discussed in Note 6, our NOL carryforward increased substantially due to the addition of approximately $59.7 million of historical NOL carryforwards for Dauphin Technology, Inc. However, Section 382 of the Internal Revenue Code contains provisions that may limit our utilization of NOL and R&D tax credit carryforwards in any given year as a result of significant changes in ownership interests that have occurred in past periods or may occur in future periods.

GEOVAX LABS, INC.
(A DEVELOPMENT-STAGE ENTERPRISE)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Deferred income taxes reflect the net effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of our deferred tax assets and liabilities included the following at December 31, 2008 and 2007:

	2008	2007

Deferred tax assets:
Net operating loss carryforward	$24,220,837	$23,573,036
Research and development tax credit carryforward	354,581	354,581
Stock-based compensation expense	1,202,765	516,288

Total deferred tax assets	25,778,183	24,443,905
Deferred tax liabilities
Depreciation	8,738	6,994

Total deferred tax liabilities	8,738	6,994

Net deferred tax assets	25,769,445	24,436,911
Valuation allowance	(25,769,445)	(24,436,911)

	$—	$—

We have established a full valuation allowance equal to the amount of our net deferred tax assets due to uncertainties with respect to our ability to generate sufficient taxable income to realize these assets in the future.

A reconciliation of the income tax benefit on losses at the U.S. federal statutory rate to the reported income tax expense is as follows:

	2008	2007	2006

U.S. federal statutory rate applied to pretax loss	$(1,267,584)	$(1,442,211)	$(198,616)
Permanent differences	3,054	4,719	22,208
Research and development credits	—	100,296	51,863
Change in valuation allowance (excluding impact of the Merger discussed in Note 6)	1,264,530	1,337,196	124,545

Reported income tax expense	$—	$—	$—

10.	Related Party Transactions

We are obligated to reimburse Emory University (a significant stockholder of the Company) for certain prior and ongoing costs in connection with the filing, prosecution and maintenance of patent applications subject to the Emory License (see Note 3). The expense associated with these ongoing patent cost reimbursements to Emory amounted to $102,141, $243,653 and $98,842 for the years ended December 31, 2008, 2007 and 2006, respectively. As of December 31, 2008, we have recorded $18,974 in accounts payable and accrued expenses related to patent costs reimbursements to Emory.

In June 2008, we entered into two subcontracts with Emory for the purpose of conducting research and development activities associated with our grant from the NIH (see Note 4). During 2008, we recorded $723,887 of expense associated with these subcontracts, $151,188 of which was owed to Emory as of December 31, 2008. All amounts paid to Emory under these subcontracts are reimbursable to us pursuant to the NIH grant.

GEOVAX LABS, INC.
(A DEVELOPMENT-STAGE ENTERPRISE)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

In March 2008, we entered into a consulting agreement with Donald Hildebrand, the Chairman of our Board of Directors and our former President & Chief Executive Officer, pursuant to which Mr. Hildebrand provides business and technical advisory services to the Company. The term of the consulting agreement began on April 1, 2008 and will end on December 31, 2009. During 2008, we recorded $64,000 of expense associated with the consulting agreement. No amounts were owed to Mr. Hildebrand as of December 31, 2008.

11.	Selected Quarterly Financial Data (unaudited)

A summary of selected quarterly financial data for 2008 and 2007 is as follows:

	2008 Quarter Ended
	March 31	June 30	September 30	December 31

Revenue from grants	$599,991	$376,078	$1,322,502	$611,599
Net loss	(682,510)	(1,284,352)	(722,108)	(1,039,217)
Net loss per share	(0.00)	(0.00)	(0.00)	(0.00)

	2007 Quarter Ended
	March 31	June 30	September 30	December 31

Revenue from grants	$—	$—	$—	$237,004
Net loss	(587,281)	(1,333,126)	(1,165,519)	(1,155,870)
Net loss per share	(0.00)	(0.00)	(0.00)	(0.00)

GEOVAX LABS, INC.

SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS
For the Years Ended December 31, 2008, 2007 and 2006

		Additions
	Balance at	Charged to	Charged to		Balance at
	Beginning	Costs and	Other		End
Description	of Period	Expenses	Accounts	Deductions	of Period

Reserve Deducted in the Balance Sheet
From the Asset to Which it Applies:
Allowance for Deferred Tax Assets
Year ended December 31, 2008	$24,436,911	$1,332,534	$—	$—	$25,769,445
Year ended December 31, 2007	$22,792,303	$1,644,608	$—	$—	$24,436,911
Year ended December 31, 2006	2,257,226	20,535,077	$—	$—	22,792,303

GEOVAX LABS, INC.
(A DEVELOPMENT-STAGE ENTERPRISE)
CONDENSED CONSOLIDATED BALANCE SHEETS

	March 31,	December 31,
	2009	2008
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$1,970,971	$2,191,180
Grant funds receivable	285,112	311,368
Prepaid expenses and other	273,683	299,286

Total current assets	2,529,766	2,801,834

Property and equipment, net of accumulated depreciation of $123,824 and $112,795 at March 31, 2009 and December 31, 2008, respectively	127,818	138,847

Other assets:
Licenses, net of accumulated amortization of $140,497 and $134,276 at March 31, 2009 and December 31, 2008, respectively	108,359	114,580
Deposits and other	3,480	980

Total other assets	111,839	115,560

Total assets	$2,769,423	$3,056,241

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued expenses	$169,293	$176,260
Amounts payable to Emory University (a related party)	123,000	170,162

Total current liabilities	292,293	346,422

Commitments

Stockholders’ equity:
Common stock, $.001 par value, 900,000,000 shares authorized 749,908,854 and 747,448,876 shares outstanding at March 31, 2009 and December 31, 2008, respectively	749,909	747,449
Additional paid-in capital	16,842,326	16,215,966
Deficit accumulated during the development stage	(15,115,105)	(14,253,596)

Total stockholders’ equity	2,477,130	2,709,819

Total liabilities and stockholders’ equity	$2,769,423	$3,056,241

See accompanying notes to financial statements.

GEOVAX LABS, INC.
(A DEVELOPMENT-STAGE ENTERPRISE)
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)

			From Inception
	Three Months Ended		(June 27, 2001) to
	March 31,		March 31,
	2009	2008	2009
Grant revenue	$710,155	$599,991	$7,268,510

Operating expenses:
Research and development	857,236	603,478	13,348,899
General and administrative	723,815	705,642	9,321,940

Total operating expenses	1,581,051	1,309,120	22,670,839

Loss from operations	(870,896)	(709,129)	(15,402,329)

Other income (expense):
Interest income	9,387	26,619	292,893
Interest expense	—	—	(5,669)

Total other income (expense)	9,387	26,619	287,224

Net loss	$(861,509)	$(682,510)	$(15,115,105)

Basic and diluted:
Loss per common share	$(0.00)	$(0.00)	$(0.03)

Weighted average shares outstanding	748,875,047	731,794,959	436,755,054

See accompanying notes to financial statements.

GEOVAX LABS, INC.
(A DEVELOPMENT-STAGE ENTERPRISE)
CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIENCY)

					Deficit
					Accumulated	Total
				Stock	during the	Stockholders’
	Common Stock		Additional	Subscription	Development	Equity
	Shares	Amount	Paid In Capital	Receivable	Stage	(Deficiency)
Capital contribution at inception (June 27, 2001)	—	$—	$10	$—	$—	$10
Net loss for the year ended December 31, 2001	—	—	—	—	(170,592)	(170,592)

Balance at December 31, 2001	—	—	10	—	(170,592)	(170,582)
Sale of common stock for cash	139,497,711	139,498	(139,028)	—	—	470
Issuance of common stock for technology license	35,226,695	35,227	113,629	—	—	148,856
Net loss for the year ended December 31, 2002	—	—	—	—	(618,137)	(618,137)

Balance at December 31, 2002	174,724,406	174,725	(25,389)	—	(788,729)	(639,393)
Sale of common stock for cash	61,463,911	61,464	2,398,145	—	—	2,459,609
Net loss for the year ended December 31, 2003	—	—	—	—	(947,804)	(947,804)

Balance at December 31, 2003	236,188,317	236,189	2,372,756	—	(1,736,533)	872,412
Sale of common stock for cash and stock subscription receivable	74,130,250	74,130	2,915,789	(2,750,000)	—	239,919
Cash payments received on stock subscription receivable	—	—	—	750,000	—	750,000
Issuance of common stock for technology license	2,470,998	2,471	97,529	—	—	100,000
Net loss for the year ended December 31, 2004	—	—	—	—	(2,351,828)	(2,351,828)

Balance at December 31, 2004	312,789,565	312,790	5,386,074	(2,000,000)	(4,088,361)	(389,497)
Cash payments received on stock subscription receivable	—	—	—	1,500,000		1,500,000
Net loss for the year ended December 31, 2005	—	—	—	—	(1,611,086)	(1,611,086)

Balance at December 31, 2005	312,789,565	312,790	5,386,074	(500,000)	(5,699,447)	(500,583)
Cash payments received on stock subscription receivable	—	—	—	500,000	—	500,000
Conversion of preferred stock to common stock	177,542,538	177,543	897,573	—	—	1,075,116
Common stock issued in connection with merger	217,994,566	217,994	1,494,855	—	—	1,712,849
Issuance of common stock for cashless warrant exercise	2,841,274	2,841	(2,841)	—	—	—
Net loss for the year ended December 31, 2006	—	—	—	—	(584,166)	(584,166)

Balance at December 31, 2006	711,167,943	711,168	7,775,661	—	(6,283,613)	2,203,216
Sale of common stock for cash	20,336,433	20,336	3,142,614	—	—	3,162,950
Issuance of common stock upon stock option exercise	123,550	124	4,876	—	—	5,000
Stock-based compensation expense	—	—	1,518,496	—	—	1,518,496
Net loss for the year ended December 31, 2007	—	—	—	—	(4,241,796)	(4,241,796)

Balance at December 31, 2007	731,627,926	731,628	12,441,647	—	(10,525,409)	2,647,866
Continued on following page

GEOVAX LABS, INC.
(A DEVELOPMENT-STAGE ENTERPRISE)
CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIENCY)

					Deficit
					Accumulated	Total
				Stock	during the	Stockholders’
	Common Stock		Additional	Subscription	Development	Equity
	Shares	Amount	Paid In Capital	Receivable	Stage	(Deficiency)
Balance at December 31, 2007	731,627,926	731,628	12,441,647	—	(10,525,409)	2,647,866
Sale of common stock for cash in private placement transactions	8,806,449	8,806	1,356,194	—	—	1,365,000
Transactions related to common stock purchase agreement with Fusion Capital	6,514,501	6,515	399,576	—	—	406,091
Stock-based compensation:
Stock options	—	—	1,798,169	—	—	1,798,169
Consultant warrants	—	—	146,880	—	—	146,880
Issuance of common stock for consulting services	500,000	500	73,500	—	—	74,000
Net loss for the year ended December 31, 2008	—	—	—	—	(3,728,187)	(3,728,187)

Balance at December 31, 2008	747,448,876	747,449	16,215,966	—	(14,253,596)	2,709,819
Transactions related to common stock purchase agreement with Fusion Capital (unaudited)	2,459,978	2,460	237,540	—	—	240,000
Stock-based compensation expense (unaudited)	—	—	388,820	—	—	388,820
Net loss for the three months ended
March 31, 2009 (unaudited)	—	—	—	—	(861,509)	(861,509)

Balance at March 31, 2009 (unaudited)	749,908,854	$749,909	$16,842,326	$—	$(15,115,105)	$2,477,130

See accompanying notes to financial statements.

GEOVAX LABS, INC.
(A DEVELOPMENT STAGE ENTERPRISE)
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)

	Three Months Ended		From Inception
	March 31,		(June 27, 2001) to
	2009	2008	March 31, 2009

Cash flows from operating activities:
Net loss	$(861,509)	$(682,510)	$(15,115,105)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	17,250	12,688	264,321
Accretion of preferred stock redemption value	—	—	346,673
Stock-based compensation expense	388,820	398,596	3,926,365
Changes in assets and liabilities:
Grant funds receivable	26,256	(26,676)	(285,112)
Prepaid expenses and other current assets	25,603	(3,199)	(273,683)
Other assets	(2,500)	—	(3,480)
Accounts payable and accrued expenses	(54,129)	(463,870)	292,293

Total adjustments	401,300	(82,461)	4,267,377

Net cash used in operating activities	(460,209)	(764,971)	(10,847,728)

Cash flows from investing activities:
Purchase of property and equipment	—	(2,238)	(251,642)

Net cash used in investing activities	—	(2,238)	(251,642)

Cash flows from financing activities:
Net proceeds from sale of common stock	240,000	897,450	12,336,898
Net proceeds from exercise of stock options	—	—	5,000
Net proceeds from sale of preferred stock	—	—	728,443

Net cash provided by financing activities	240,000	897,450	13,070,341

Net increase (decrease) in cash and cash equivalents	(220,209)	130,241	1,970,971
Cash and cash equivalents at beginning of period	2,191,180	1,990,356	—

Cash and cash equivalents at end of period	$1,970,971	$2,120,597	$1,970,971

Supplemental disclosure of cash flow information:
Interest paid	$—	$—	$5,669
See accompanying notes to financial statements.

GEOVAX LABS, INC.
(A DEVELOPMENT-STAGE ENTERPRISE)
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
March 31, 2009
1. Description of Company and Basis of Presentation
GeoVax Labs, Inc. (“GeoVax” or the “Company”), is a biotechnology company focused on developing human vaccines for diseases caused by Human Immunodeficiency Virus (HIV) and other infectious agents. The Company has exclusively licensed from Emory University (“Emory”) vaccine technology which was developed in collaboration with the National Institutes of Health (“NIH”) and the Centers for Disease Control and Prevention (“CDC”). The Company is incorporated under the laws of the State of Delaware and its principal offices are located in Atlanta, Georgia.
The Company is devoting all of its present efforts to research and development and is a development stage enterprise as defined by Statement of Financial Accounting Standards (“SFAS”) No. 7, “Accounting and Reporting by Development Stage Enterprises”. The accompanying financial statements at March 31, 2009 and for the three month periods ended March 31, 2009 and 2008 are unaudited, but include all adjustments, consisting of normal recurring entries, which we believe to be necessary for a fair presentation of the dates and periods presented. Interim results are not necessarily indicative of results for a full year. The financial statements should be read in conjunction with our audited financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2008. Our operating results are expected to fluctuate for the foreseeable future. Therefore, period-to-period comparisons should not be relied upon as predictive of the results in future periods.
The Company disclosed in Note 2 to its financial statements included in the Form 10-K for the year ended December 31, 2008 those accounting policies that it considers significant in determining its results of operations and financial position. There have been no material changes to, or application of, the accounting policies previously identified and described in the Form 10-K.
2. New Accounting Pronouncements
Effective January 1, 2008, we adopted Financial Accounting Standards Board (“FASB”) Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“SFAS 157”). SFAS 157 provides enhanced guidance for using fair value to measure assets and liabilities. SFAS 157 provides a common definition of fair value and establishes a framework to make the measurement of fair value under generally accepted accounting principles more consistent and comparable. SFAS 157 also requires expanded disclosures to provide information about the extent to which fair value is used to measure assets and liabilities, the methods and assumptions used to measure fair value, and the effect of fair value measures on earnings. In February 2008, the FASB issued Staff Position No. 157-2, (“FSP 157-2”) which delayed the January 1, 2008 effective date of SFAS 157 for all nonfinancial assets and nonfinancial liabilities, except those already being recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), until January 1, 2009. Implementation of these standards had no effect on our results of operations, financial position, or cash flows.
Effective January 1, 2009, we adopted FASB Statement of Financial Accounting Standards No. 161, “Disclosures about Derivative Instruments and Hedging Activities” (“SFAS 161”). SFAS 161 amends and expands the disclosure requirements of SFAS 133, “Accounting for Derivative Instruments and Hedging.” The adoption of SFAS 161 had no effect on our results of operations, financial position, or cash flows.
Effective January 1, 2009, we adopted FASB Staff Position No. 142-3, “Determination of the Useful Life of Intangible Assets” (“FSP 142-3”). FSP 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets”. The adoption of FSP 142-3 had no effect on our results of operations, financial position, or cash flows.
Effective January 1, 2009, we adopted FASB Staff Position No. EITF 03-6-1, “Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities” (“EITF 03-6-1”). EITF 03-6-1 addresses whether instruments granted in share-based payment transactions are participating securities prior to vesting, and therefore, need to be included in the earnings allocation in calculating earnings per share under the two-class method described in FASB Statement of Financial Accounting Standards No. 128, “Earnings per Share.” EITF 03-6-1 requires companies to treat unvested share-based payment awards that have non-forfeitable rights to dividend or dividend equivalents as a separate class of securities in calculating earnings per share. The adoption of EITF 03-6-1 had no effect on our results of operations, financial position, or cash flows.
In May 2008, the FASB issued Statement of Financial Accounting Standards No. 162, “The Hierarchy of Generally Accepted Accounting Principles” (“SFAS 162”). SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles in the United States. SFAS 162 will become effective 60 days following Securities and Exchange Commission (“SEC”) approval of the Public Company Accounting Oversight Board (PCAOB) amendments to AU Section 411, “The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles.” We do not anticipate the adoption of SFAS 162 will have a material, if any, effect on our results of operations, financial position, or cash flows.
In April 2009, the FASB issued Staff Position FAS 107-1 and APB 28-1, “Interim Disclosures about Fair Value of Financial Instruments” (“FSP FAS 107-1 and APB 28-1”). FSP FAS 107-1 and APB 28-1 amends FASB Statement No. 107, “Disclosures about Fair Value of Financial Instruments”, to require disclosures about fair value of financial instruments in interim as well as in annual financial statements. FSP FAS 107-1 and APB 28-1 also amends APB Opinion No. 28, “Interim Financial Reporting”, to require those disclosures in all interim financial statements. FSP FAS 107-1 and APB 28-1 is effective for periods ending after June 15, 2009. We will adopt FSP FAS 107-1 and APB 28-1 in the second quarter of 2009 and currently do not expect that such adoption will have a material, if any, effect on our results of operations, financial position, or cash flows.
We do not believe that any other recently issued, but not yet effective, accounting or reporting standards if currently adopted would have a material effect on our financial statements.
3. Basic and Diluted Loss Per Common Share
Basic net loss per share is computed using the weighted-average number of common shares outstanding during the period. Diluted net loss per share is computed using the weighted-average number of common shares and potentially dilutive common shares outstanding during the period. Potentially dilutive common shares primarily consist of employee stock options and warrants issued to investors. Common share equivalents which potentially could dilute basic earnings per share in the future, and which were excluded from the computation of diluted loss per share, as the effect would be anti-dilutive, totaled approximately 114.8 million and 93.6 million shares at March 31, 2009 and 2008, respectively.
4. Stockholders’ Equity
Common Stock Purchase Agreement
In May 2008, we signed a common stock purchase agreement (the “Purchase Agreement”) with Fusion Capital Fund II, LLC (“Fusion”). The Purchase Agreement allows us to require Fusion to purchase up to $10 million of our common stock in amounts ranging from $80,000 to $1.0 million per purchase transaction, depending on certain conditions, from time to time over a 25-month period beginning July 1, 2008, the date on which the SEC declared effective the registration statement related to the transaction.
The purchase price of the shares relating to the Purchase Agreement is based on the prevailing market prices of our shares at the times of the sales without any fixed discount, and we control the timing and amounts of any sales of shares to Fusion. Fusion does not have the right or the obligation to purchase any shares of our common stock on any business day that the purchase price of our common stock is below $0.05 per share. As primary consideration for entering into the Purchase Agreement, and upon the execution of the Purchase Agreement we issued to Fusion 2,480,510 shares of our common stock as a commitment fee, and we agreed to issue to Fusion up to an additional 2,480,510 commitment fee shares, on a pro rata basis, as we receive the $10 million of future funding. The Purchase Agreement may be terminated by us at any time at our discretion without any additional cost to us. There are no negative covenants, restrictions on future financings, penalties or liquidated damages in the agreement.
During the three months ended March 31, 2009, we sold 2,400,446 shares to Fusion under the terms of the Purchase Agreement for an aggregate purchase price of $240,000, and issued an additional 59,532 shares to Fusion pursuant to the pro rata deferred commitment fee arrangement mentioned above. During April 2009, we sold another 1,850,007 shares to Fusion for an aggregate purchase price of $180,000, and issued an additional 44,649 shares pursuant to the deferred commitment fee arrangement.

Stock Options
In 2006 we adopted the GeoVax Labs, Inc. 2006 Equity Incentive Plan (the “2006 Plan”) for the granting of qualified incentive stock options (“ISO’s”), nonqualified stock options, restricted stock awards or restricted stock bonuses to employees, officers, directors, consultants and advisors of the Company. The exercise price for any option granted may not be less than fair value (110% of fair value for ISO’s granted to certain employees). Options granted under the plans have a maximum ten-year term and generally vest over four years. The Company has reserved 51,000,000 shares of its common stock for issuance under the 2006 Plan.
There was no activity in the 2006 Plan for the three months ended March 31, 2009. As of March 31, 2009, there were nonqualified stock options covering a total of 46,947,757 shares of our common stock outstanding with a weighted average exercise price of $0.13 and a weighted average remaining contractual term of 6.1 years; including options as to 35,474,425 shares currently exercisable, with a weighted average exercise price of $0.10 and a weighted average remaining contractual term of 5.1 years.
Stock-based compensation expense related to the 2006 Plan was $388,820 and $380,346 for the three month periods ended March 31, 2009 and 2008, respectively. The table below shows the allocation of stock-based compensation expense related to our stock option plan between general and administrative expense and research and development expense. As of March 31, 2009, there was $1,461,503 of unrecognized compensation expense related to stock-based compensation arrangements subject to the 2006 Plan, which is expected to be recognized over a weighted average period of 1.6 years.

	Three Months Ended March 31,
Expense Allocated to:	2009	2008
General and Administrative Expense	$303,381	$308,409
Research and Development Expense	85,439	37,917

Total Stock-Based Compensation Expense Related to 2006 Plan	$388,820	$346,326

Compensatory Warrants
We may, from time to time, issue stock purchase warrants to consultants or others in exchange for services. As of March 31, 2009, there were a total of 2,700,000 shares of our common stock covered by outstanding stock warrants all of which are currently exercisable at a weighted average exercise price of $0.33 per share and a weighted-average remaining contractual life of 2.8 years. Expense associated with compensatory warrants was $-0- and $34,020, for three month periods ended March 31, 2009 and 2008, respectively, all of which was allocated to general and administrative expense. As of March 31, 2009, there was no unrecognized compensation expense related to compensatory warrant arrangements.
Investment Warrants
In addition to outstanding stock options and compensatory warrants, as of March 31, 2009 we had stock purchase warrants covering a total of 65,181,345 shares of our common stock which were issued to investors in our previous private placements. Such warrants have a weighted-average exercise price of $0.25 per share and a weighted-average remaining contractual life of 2.4 years.
5. Income Taxes
Because of our historically significant net operating losses, we have not paid income taxes since inception. We maintain deferred tax assets that reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. These deferred tax assets are comprised primarily of net operating loss carryforwards and also include amounts relating to nonqualified stock options and research and development credits. The net deferred tax asset has been fully offset by a valuation allowance because of the uncertainty of our future profitability and our ability to utilize the deferred tax assets. Utilization of operating losses and credits may be subject to substantial annual limitations due to ownership change provisions of Section 382 of the Internal Revenue Code. The annual limitation may result in the expiration of net operating losses and credits before utilization.
6. NIH Grant Funding
In September 2007, the National Institutes of Health (NIH) awarded us an Integrated Preclinical/Clinical AIDS Vaccine Development (IPCAVD) grant to support our HIV/AIDS vaccine program. The project period for the grant, which is renewable annually, covers a five year period which commenced October 2007, with an expected annual award of between

$3 and $4 million per year (approximately $17 million in the aggregate). We are utilizing this funding to further our HIV/AIDS vaccine development, optimization, production and human clinical trial testing. We record revenue associated with the grant as the related costs and expenses are incurred. During the three months ended March 31, 2009 and 2008, we recorded $710,155 and $599,991, respectively, of revenue associated with the grant.
7. Related Party Transactions
In June 2008, we entered into two subcontracts with Emory for the purpose of conducting research and development activities associated with our grant from the NIH (see Note 6). During the three month period ending March 31, 2009, we recorded $218,632 of expense associated with these subcontracts. All amounts paid to Emory under these subcontracts are reimbursable to us pursuant to the NIH grant.
In March 2008, we entered into a consulting agreement with Donald Hildebrand, the Chairman of our Board of Directors and our former President & Chief Executive Officer, pursuant to which Mr. Hildebrand provides business and technical advisory services to the Company. The term of the consulting agreement began on April 1, 2008 and will end on December 31, 2009. During the three month period ending March 31, 2009, we recorded $14,400 of expense associated with the consulting agreement.